 Filed pursuant to Rule 424(b)(4)
 Registration No. 333-224236
PROSPECTUS
2,851,218 Shares
Common Stock
This prospectus relates to the initial public offering of BayCom Corp common stock. We are a bank holding company headquartered in Walnut Creek, California for United Business Bank, a California-chartered bank. We are offering 2,851,218 shares of our common stock.
Prior to this offering, there has been no established public market for our common stock. The initial public offering price of our common stock is $22.00 per share. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “BCML.”
We are an “emerging growth company” under the federal securities laws and are eligible for reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 27 of this prospectus.
	Per Share	Total
Initial public offering price	$22.00	$62,726,796
Underwriting discounts and commissions(1)	$1.32	$3,763,608
Proceeds to us, before expenses	$20.68	$58,963,188

(1)
See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of our bank subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about May 8, 2018, subject to customary closing conditions.
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase an additional 427,682 shares of our common stock on the same terms and conditions set forth above, less the underwriting discount, solely to cover over-allotments.
FIG Partners, LLC   D.A. Davidson & Co.
Prospectus dated May 3, 2018

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ABOUT THIS PROSPECTUS
Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “the Company” and “BayCom” refer to BayCom Corp and its consolidated subsidiary, United Business Bank (formerly known as Bay Commercial Bank), which we sometimes refer to as “the Bank.”
Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover page of this prospectus. This prospectus includes references to information contained on, or that can be accessed through, our website. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.
This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For further information, see “Where You Can Find More Information.”
Neither we, nor any of our officers, directors, agents or representatives, or the underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of our common stock to cover over-allotments, if any.
INDUSTRY AND MARKET DATA
Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by independent third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, we have not verified the data, which is inherently imprecise. The forward-looking statements included in this prospectus related to industry, market and competitive data position may be materially different than actual results. Trademarks used in the prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.
IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:
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provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

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provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

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comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; or

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provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation or golden parachute payments as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act.

We have elected to take advantage of the reduced disclosure requirements and other relief described above, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of  (i) the end of the fiscal year during which we have total annual gross revenues of  $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.
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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes thereto, before making an investment decision.
Our Company
We are a bank holding company headquartered in Walnut Creek, California. United Business Bank, our wholly owned banking subsidiary, is a California state-chartered bank which provides a broad range of financial services primarily to local small and mid-sized businesses, service professionals and individuals. In our 14 years of operation, we have grown to 17 full service banking branches. Our main office is located in Walnut Creek, California and our branch offices are located in Oakland, Castro Valley, Mountain View, Napa, Stockton (2), Pleasanton, Livermore, San Jose, Long Beach, Sacramento, San Francisco and Glendale, California; Seattle, Washington (2); and Albuquerque, New Mexico. In addition, we have one loan production office in Los Angeles, California. In addition to our organic growth, we have completed five whole-bank acquisitions since 2010. As of December 31, 2017, we had, on a consolidated basis, total assets of  $1.25 billion, total deposits of  $1.10 billion, total loans of  $890.1 million (net of allowances) and total shareholders’ equity of  $118.6 million.
Our principal objective is to increase shareholder value and generate consistent earnings growth by expanding our commercial banking franchise through opportunistic acquisitions that are additive to our franchise value and organic growth. We strive to provide an enhanced banking experience for our clients by providing a comprehensive suite of sophisticated banking products and services tailored to meet their needs and by delivering the high-quality, relationship-based, client service of a community bank.
Our History and Growth
The Company was formed as the holding company for the Bank in 2016. We commenced banking operations as Bay Commercial Bank in July 2004 and changed the name of the Bank to United Business Bank in April 2017 following our acquisition of United Business Bank, FSB in April 2017.
The Bank was founded in March 2004 as California-chartered commercial bank by a group of Walnut Creek business and community leaders, including George Guarini who serves as our Chief Executive Officer. Mr. Guarini and our other founders envisioned a community bank in Walnut Creek committed to creating long-term relationships with small and mid-sized businesses and professionals. The severe economic recession beginning in 2008 and the ongoing consolidation in the banking industry created an opportunity for our management team and board to build an attractive commercial banking franchise and create long-term value for our shareholders by employing an acquisition strategy that focuses on opportunities that grow our product portfolio and expand the business geographically.
In 2010, we raised $16.8 million in net proceeds through institutional investors and individuals to support our acquisition strategy. Since 2010, we have implemented our vision of becoming a strategic consolidator of community banks and a destination for seasoned bankers and business persons who share our entrepreneurial spirit. While not without risk, we believe there are certain advantages resulting from mergers and acquisitions. These advantages include, among others, the diversification of our loan portfolio with seasoned loans, the expansion of our market areas and an effective method to augment our growth and risk management infrastructure through the retention of local lending personnel and credit administration personnel to manage the client relationships of the banks being acquired.

We believe we have a successful track record of selectively acquiring, integrating and consolidating community banks. Since 2010, we have completed a series of five acquisitions with aggregate total assets of approximately $892.2 million and total deposits of approximately $768.6 million. Our acquisition activity includes the following:
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October 2011 — Acquired Global Trust Bank in Mountain View, California, with $90.0 million in total assets and $71.3 million in deposits.

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April 2014 — Acquired Community Bank of San Joaquin in Stockton, California, with $123.7 million in total assets and $107.2 million in deposits.

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February 2015 — Acquired Valley Community Bank in Pleasanton, California with locations in Pleasanton, Livermore and San Jose, California, with $129.6 million in total assets and $107.9 million in deposits.

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April 2017 — Acquired United Business Bank, FSB headquartered in Oakland, California, with nine full-service banking offices in Long Beach, Oakland, Sacramento, San Francisco, San Jose and Glendale, California, Seattle, Washington and Albuquerque, New Mexico. At the time of acquisition, United Business Bank, FSB had $473.1 million in total assets and $428.0 million in deposits. This acquisition significantly increased our total asset size, expanded our geographic footprint and added low cost, stable deposits associated with a strong network of relationship with labor unions. Upon completion of our merger with United Business Bank, FSB, we changed the name of the Bank from Bay Commercial Bank to United Business Bank.

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November 2017 — Acquired Plaza Bank in Seattle, Washington, with $75.8 million in total assets and $54.2 million in deposits, expanding our presence in the Seattle, Washington market.

As a result of our acquisitions and organic growth for the five years ended December 31, 2017, total assets have grown at a compound annual growth rate, or CAGR, of 32%, our total deposits at a CAGR of 33% and our total loans (net of allowances) at a CAGR of 32%. Our operating performance has also improved during the five-year period ended December 31, 2017. Our net income grew at a CAGR of 20% and our nonperforming assets improved, decreasing to $179,000, or 0.01% of total assets, at December 31, 2017, from $2.9 million, or 0.83% of total assets, at December 31, 2013. Our efficiency ratio was 67.34% for the year ended December 31, 2017, compared to 63.85% for the year ended December 31, 2013.
As we have grown, we have been able to effectively manage our capital and as of December 31, 2017, the Company and the Bank were considered “well capitalized” for regulatory capital purposes. Our tangible book value per share has increased from $11.05 at December 31, 2013 to $13.81 at December 31, 2017. As of December 31, 2017, we had $118.6 million in total shareholders’ equity.

Our Historical Performance
Operating Results
Since our first acquisition in 2011 through December 31, 2017, we have achieved significant growth in many of our key financial performance categories. Since December 31, 2013, we have grown our total assets from $342.3 million to $1.25 billion, total loans, net of allowances, from $251.1 million to $890.1 million, and total deposits from $286.5 million to $1.10 billion. The charts below illustrate the growth in the dollar balances of our total assets, loans and deposits for the five-year period ended December 31, 2017. The growth in these metrics from December 31, 2016 to December 31, 2017 was primarily attributable to our acquisition of United Business Bank, FSB, which was completed in April 2017.

During the five-year period ended December 31, 2017, our profitability also significantly increased. The charts below illustrate our net income to common shareholders, diluted earnings per share (“EPS”) and net interest margin (“NIM”) during this period.

Note: Net interest margin is calculated by dividing annualized net interest income by average interest-earning assets for the period.
The charts below illustrate our return on average assets (“ROAA”), our return on average equity (“ROAE”) and our efficiency ratio in the five-year period ended December 31, 2017.

Note: ROAA and ROAE are calculated by dividing annualized net income by average assets and average common equity.
As we have grown, we have been able to effectively manage our capital while strengthening our asset quality and driving growth in our tangible book value per share. As of December 31, 2017, our ratio of nonperforming loans to total loans was 0.02% and the Bank’s Tier 1 leverage ratio was 8.92%. We have maintained a strong balance sheet and, as of December 31, 2017, the Company and the Bank were above the regulatory definitions of  “well capitalized.” Our tangible book value per share has increased from $11.05 at December 31, 2013 to $13.81 at December 31, 2017. At December 31, 2017, we had $118.6 million in total shareholders’ equity. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures.”

Loan and Deposit Portfolio
As illustrated in the chart and table below, we have grown our loan portfolio from $254.2 million as of December 31, 2013 to $894.8 million as of December 31, 2017. Our loan portfolio composition was 90.4% commercial loans and 9.6% one-to-four family and other as of December 31, 2017, and within our commercial loan portfolio, 77.6% of such loans were commercial real estate loans and 12.8% of such loans were commercial and industrial loans.
(Dollars in Thousands and as of period end dates)	2013	2014	2015	2016	2017
Commercial and Industrial	$73,430	$71,983	$71,605	$71,093	$114,373
Residential RE	17,596	25,312	29,378	31,917	84,781
Multifamily RE	920	8,233	36,778	38,236	118,128
Owner occupied CRE	53,974	81,434	131,686	150,289	256,451
Non-owner occupied CRE	93,371	125,737	176,900	195,753	297,244
Construction and land	14,598	12,548	17,086	19,745	22,720
Consumer and other(1)	289	452	967	1,317	1,096
Total Loans	$254,178	$325,699	$464,400	$508,350	$894,793

(1)
Consumer and other represent less than 1% of total loans and are not reflected in the chart above.

In addition, as illustrated in the chart and table below, we have grown our deposits from $286.5 million at December 31, 2013 to $1.10 billion at December 31, 2017. The improvement in our deposit mix as well as the current rate environment have helped lower our cost of interest-bearing deposits from 95 basis points at December 31, 2013 to 59 basis points at December 31, 2017.
(Dollars in Thousands and as of period end dates)	2013	2014	2015	2016	2017
Noninterest-bearing demand	$58,017	$124,228	$152,013	$128,697	$327,309
Money market	101,038	143,028	210,523	247,732	356,640
Interest-bearing demand and savings	15,621	42,760	53,982	53,186	191,550
Certificates	111,788	127,923	126,786	161,144	228,806
Total Deposits	$286,464	$437,939	$543,304	$590,759	$1,104,305
Cost of Interest-Bearing Deposits	0.95%	0.89%	0.72%	0.73%	0.59%
Net Interest Margin	4.10%	3.95%	4.00%	4.25%	4.14%
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a more comprehensive discussion of our operating and financial performance.
Our Strategies
Our strategy is to continue to make strategic acquisitions of financial institutions within the Western United States, grow organically and preserve our strong asset quality through disciplined lending practices.
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Strategic Consolidation of Community Banks.   We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions of financial institutions and believe our target market areas present us with numerous acquisition opportunities as many of these financial institution will continue to be burdened and challenged by new and more complex banking regulations, resource constraints, competitive limitations, rising technological and other business costs, management succession issues and liquidity concerns.

The following map illustrates the headquarters of potential acquisition opportunities broken out by asset size between $100.0 million and $1.5 billion within our target footprint.
There are 187 banks within our target markets that meet our size criteria
	Total Banks	Median Asset Size
Banks $100M – $500M	121	$229,034
Banks $500M – $1B	50	$751,945
Banks $1B – $1.5B	16	$1,208,314

Source: S&P Global Market Intelligence as of December 31, 2017.
Despite the significant number of opportunities, we intend to continue to employ a disciplined approach to our acquisition strategy and only seek to identify and partner with financial institutions that possess attractive market share, low-cost deposit funding and compelling noninterest income-generating businesses. We believe consolidation will lead to organic growth opportunities for us following the integration of businesses we acquire. We also expect to continue to manage our branch network in order to ensure effective coverage for clients while minimizing any geographic overlap and driving corporate efficiency.
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Enhance the Performance of the Banks We Acquire.   We strive to successfully integrate the banks we acquire into our existing operational platform and enhance shareholder value through the creation of efficiencies within the combined operations. We believe that our experience and reputation as a successful integrator and acquirer will allow us to continue to capitalize on additional opportunities in the future.

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Focus on Lending Growth in Our Metropolitan Markets While Increasing Deposits in Our Community Markets.   We believe the markets in which we operate currently provide meaningful opportunities to expand our commercial client base and increase our current market share through organic growth. We believe our diverse geographic footprint provides us with access to low cost, stable core deposits in community markets, which deposits can be used to fund commercial loan growth in our larger metropolitan markets. In acquiring United Business Bank, FSB in 2017, we acquired a large deposit base from the local and regional unionized labor community. As of December 31, 2017, our top ten depositors included five labor unions which accounted for roughly 9.31% of our deposits. At that date, nearly 30% of our deposit base was comprised of non-interest-bearing demand deposit accounts, significantly lowering our aggregate cost of funds.
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Our team of seasoned bankers represents an important driver of our organic growth by expanding banking relationships with current and potential clients.   We expect to continue to make opportunistic hires of talented and entrepreneurial bankers to further augment our growth. Our bankers are incentivized to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. We also seek to cross-sell our various banking products, including our deposit products, to our commercial loan clients, which we believe provides a basis for expanding our banking relationships as well as a stable, low-cost deposit base. We believe we have built a scalable platform that will support this continued organic growth.

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Preserve Our Asset Quality Through Disciplined Lending Practices.   Our approach to credit management uses well-defined policies and procedures, disciplined underwriting criteria and ongoing risk management. We believe we are a competitive and effective commercial lender, supplementing ongoing and active loan servicing with early-stage credit review provided by our bankers. This approach has allowed us to maintain loan growth with a diversified portfolio of assets. We believe our credit culture supports accountable bankers, who maintain an ability to expand our client base as well as make sound decisions for our Company. As of December 31, 2017, our ratio of nonperforming assets to total assets was 0.01% and our ratio of nonperforming loans to total loans was 0.02%. In the 14 years since our inception, which time frame includes the recent recession in the U.S., we have cumulative net charge-offs of  $6.0 million. We believe our success in managing asset quality is illustrated by our aggregate net charge-off history.

Our Competitive Strengths
Our management team has identified the following competitive strengths which we believe will allow us to continue to achieve our principal objective of increasing shareholder value and generating consistent earnings growth:
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Experienced Leadership and Management Team.   Our experienced executive management team, senior leaders and board of directors have exhibited the ability to deliver shareholder value by significantly growing profitably while expanding our commercial banking franchise through acquisitions. The members of our executive management team have many years’ worth of experience working for financial institutions in our markets during various economic cycles and have significant merger and acquisition experience in the financial services industry. Our executive management team has instilled a transparent and entrepreneurial culture that rewards leadership, innovation and problem solving. All founding members of our executive management team, which consists of our chief executive officer, chief operating officer, and chief financial officer have invested their own capital in the equity of our Company, providing close alignment of their interests with those of our other shareholders. See “— Our Team.”

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Sophisticated and Customized Banking Products with High-Quality Client Service.   We provide a comprehensive suite of financial solutions that competes with large, national competitors, but with the personalized attention and nimbleness of a relationship-focused community bank. We offer a full range of lending products, including commercial and multi-family real estate loans (including owner-occupied and investor real estate loans), commercial and industrial loans (including equipment loans and working capital lines of credit), U.S. Small Business Administration (“SBA”) loans, construction and land loans, agriculture-related loans and consumer loans. We provide our commercial clients with a diverse array of cash management services. We also offer convenience-related services, including banking by appointment (before or after normal business hours on weekdays and on weekends), online banking services, access to a national automated teller machine network, remote deposit capture, on-line banking and courier services so that clients’ deposit and other banking needs may be served without the client having to make a trip to the branch.

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Experience in Smaller Communities and Metropolitan Markets.   Our banking footprint has given us experience operating in small communities and large cities. We believe that our presence in smaller communities gives us a relatively stable source of core deposits and steady profitability, while our more metropolitan markets represents strong long-term growth opportunities. In addition, we believe that the breadth of our operating experience and successful track record of integrating prior acquisitions increases the potential acquisition opportunities available to us.

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Disciplined Acquisition Approach.   Our disciplined approach to acquisitions, consolidations and integrations, includes the following: (i) selectively acquiring community banking franchises only at appropriate valuations, after taking into account risks that we perceive with respect to the targeted bank; (ii) completing comprehensive due diligence and developing an appropriate plan to address any legacy credit problems of the targeted institution; (iii) identifying an achievable cost savings estimate; (iv) executing definitive acquisition agreements that we believe provide adequate protections to us; (v) installing our credit procedures, audit and risk management policies and procedures, and compliance standards upon consummation of the acquisition; (vi) collaborating with the target’s management team to execute on synergies and cost saving opportunities related to the acquisition; and (vii) involving a broader management team across multiple departments in order to help ensure the successful integration of all business functions. We believe this approach allows us to realize the benefits of the acquisition and create shareholder value, while appropriately managing risk.

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Efficient and Scalable Platform with Capacity to Support Our Growth.   Through significant investments in technology and staff, our management team has built an efficient and scalable corporate infrastructure within our commercial banking franchise which we believe will support our continued growth. During 2017, we undertook several initiatives designed to strengthen our operations and risk culture, including implementing controls and procedures designed to comply with the applicable requirements of the Federal Deposit Insurance Corporation Improvement Act, or FDICIA. We also intend in the future to implement a new core processing system to further enhance our acquisition ability. We believe that this scalable infrastructure will continue to allow us to efficiently and effectively manage our anticipated growth.

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Focus on Operating Efficiencies.   We seek to realize operating efficiencies from our recently completed acquisitions by utilizing technology to streamline our operations. We continue to centralize the back-office functions of our acquired banks, as well as realize cost savings through the use of third party vendors and technology, in order to take advantage of economies of scale as we continue to grow. We intend to focus on initiatives that we believe will provide opportunities to enhance earnings, including the continued rationalization of our retail banking footprint through the evaluation of possible branch consolidations or opportunities to sell branches.

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Strong Risk Management Practices.   We place significant emphasis on risk management as an integral component of our organizational culture without sacrificing growth. We believe our comprehensive risk management system is designed to make sure that we have sound policies, procedures, and practices for the management of key risks under our risk framework (which includes market, operational, liquidity, interest rate sensitivity, credit, insurance, regulatory, legal and reputational risk) and that any exceptions are reported by senior management to our board of directors or audit committee. We believe that our enterprise risk management philosophy has been important in gaining and maintaining the confidence of our various constituencies and growing our business and footprint within our markets. We also believe our risk management practices are manifested in our strong asset quality statistics. As of December 31, 2017, our ratio of nonperforming assets to total assets was 0.01% and our ratio of nonperforming loans to total loans was 0.02%.

Our Team
Our directors possess significant executive management and board leadership experience across a diverse range of industries, including financial services, private equity, manufacturing, accounting, legal and insurance. Five of our directors, including our Chief Executive Officer, have been investors in our Company since inception, and our directors and executive officers beneficially owned, in the aggregate, approximately 6.6% of our outstanding common stock as of March 31, 2018.

Our board of directors oversees the seasoned and experienced members of our executive management team, most of whom have held management-level positions at commercial banking franchises within our markets, including throughout various economic cycles. Our executive management team has a long and successful history of leading acquisition projects, managing organic growth and developing a strong and disciplined credit culture. Our executive management team is supported by our other officers, managers, bankers and employees, who also have significant experience in commercial banking, including areas such as lending, underwriting, credit administration, risk management, finance, operations and information technology. Sharing in our entrepreneurial and ownership-based culture, most of our executive management team has invested personal funds to acquire equity in our Company, which we believe closely aligns their interests with those of our shareholders.
Our executive management team includes the following officers:
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George J. Guarini, President & Chief Executive Officer, is a founding member of Bay Commercial Bank (which is now known as United Business Bank). Since its inception in 2004, Mr. Guarini has served as the Bank’s President and Chief Executive Officer. Mr. Guarini’s has more than 30 years of experience in the banking industry, holding key executive and senior level management positions with national and regional financial institutions. Prior to opening the Bank, Mr. Guarini was the Senior Vice President and Senior Lending Officer of Summit Bank, a community bank headquartered in Oakland, California. Mr. Guarini also enjoyed a career with Imperial Capital Bank based in Glendale, California, where he began as Senior Vice President in charge of resolving significant loan portfolio weakness and subsequently was appointed as that bank’s Chief Lending Officer.

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Janet L. King, Senior Executive Vice President and Chief Operating Officer, has been with the Bank since its inception in 2004, and currently serves in these positions with the Company. Ms. King is a member of the executive management team and has over 29 years of banking experience. Prior to joining the Bank, Ms. King was employed by Circle Bank as the Chief Branch Administrative Officer and was formerly Vice President of Operations for Valencia Bank & Trust in Valencia, California.

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Keary L. Colwell, Senior Executive Vice President, Chief Financial Officer and Corporate Secretary, has been with the Bank since its inception in 2004, and currently serves in these positions with the Company. Ms. Colwell has over 28 years in banking and finance. Prior to joining the Bank, Ms. Colwell was employed by The San Francisco Company and Bank of San Francisco, First Nationwide Bank and Independence Savings and Loan Association.

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Izabella L. Zhu, Executive Vice President and Chief Risk Officer, joined the Bank in September 2013. Ms. Zhu was previously a Senior Financial Institutions Examiner and a founding and inaugural member of the Examiner Council at the California Department of Business Oversight as well as Examiner-in-Charge of various large banks, troubled financial institutions, and trust departments. Prior to that Ms. Zhu was a financial advisor at Morgan Stanley.

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David Funkhouser, Executive Vice President and Chief Credit Officer, joined the Bank in June 2015. Mr. Funkhouser has over 30 years of experience in banking. Prior to joining the Bank, Mr. Funkhouser served as President and Chief Executive Officer at Trans Pacific National Bank from 2010 to 2014.

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Charles Yun, Executive Vice President and Chief Lending Officer, joined the Bank in March 2016. Mr. Yun has been in the banking industry for over 25 years and previously served as a Senior Vice President at Umpqua Bank where he was responsible for the middle market production group in the Bay Area. Mr. Yun’s experiences also extend to various positions with Comerica Bank, Silicon Valley Bank, Heritage Bank and Stanford Federal Credit Union.

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Mary Therese (Terry) Curley, Executive Vice President/Director of the Labor Service Division, joined in the Bank in April 2017, in connection with our acquisition of United Business Bank, FSB. Ms. Curley served in a variety of positions at United Business Bank, FSB, including most recently as Executive Vice President and Chief Credit Officer.

For additional information about our directors and executive officers, see “Management — Business Background of Our Directors” and “— Business Background of Our Executive Officers Who Are Not Directors.”
Products and Services
We offer a full range of lending products, including commercial and multi-family real estate loans (including owner-occupied and investor real estate loans), commercial and industrial loans (including equipment loans and working capital lines of credit), SBA loans, construction and land loans, agriculture-related loans and consumer loans.
The following chart summarizes the composition of our loan portfolio as of December 31, 2017.
Loan Type	Amount	Percent of Total
Commercial and industrial	$114,373	12.8%
Real estate:
Residential	84,781	9.5%
Multifamily residential	118,128	13.2%
Owner occupied CRE	256,451	28.7%
Non-owner occupied CRE	297,244	33.2%
Construction and land	22,720	2.5%
Total real estate	779,324	87.1%
Consumer and other	1,096	0.1%
Gross loans	894,793	100.0%
Deferred loan fees and costs, net	(469)
Allowance for loan losses	(4,215)
Loans receivable, net	$890,109

We offer a variety of deposit accounts with a wide range of interest rates and terms including demand, savings, money market and time deposits with the goal of attracting a wide variety of clients. We solicit these accounts from individuals, small to medium-sized businesses, trade unions and their related businesses, associations, organizations and government authorities. Our transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. While we do not actively solicit wholesale deposits for funding purposes and do not partner with deposit brokers, we do participate in the CDARS service via Promontory Interfinancial Network an as option for our clients to place funds. Our goal is to cross-sell our deposit products to our loan clients.
The following chart summarizes the composition of our deposits as of December 31, 2017.
Deposit Type	Amount	Percent of Total Deposits
Noninterest-bearing demand	$327,309	29.6%
Money market	356,640	32.3%
Interest-bearing demand and savings	191,550	17.3%
Certificates that mature:
Within one year	170,306	15.5%
After one year, but within three years	44,174	4.0%
After three years	14,326	1.3%
Total	$1,104,305	100.0%

We provide our commercial clients with a diverse array of cash management services. We also offer escrow services on commercial transactions and facilitate tax-deferred commercial exchanges under Section 1031 (“Section 1031”) of the Internal Revenue Code of 1986 as amended (“Code”) through our Bankers Exchange Division, Bankers Exchange Services, or BES. We provide our clients with convenience-related services, including banking by appointment (before or after normal business hours on weekdays and on weekends), online banking services, access to a national automated teller machine network, remote deposit capture, on-line banking and courier services so that clients’ deposit and other banking needs may be served without the client having to make a trip to the branch.
Our Markets
We target our services to small and medium-sized businesses, professional firms, real estate professionals, nonprofit businesses, labor unions and related nonprofit entities and businesses and individual consumers within Northern, Central and Southern California, Seattle, Washington and Albuquerque, New Mexico. We generally lend in markets where we have a physical presence through our branch offices. We operate primarily in the San Francisco-Oakland-Hayward, California Metropolitan Statistical Area (“MSA”) with additional operations in the Los Angeles-Long Beach-Anaheim, California MSA, with Northern California responsible for 66.5% and Southern California responsible for 11.3% of our loan portfolio as of December 31, 2017.
A majority of our branches are located in the San Francisco Bay Area which includes/in the counties of Alameda, Contra Costa, Marin, Napa, San Francisco, San Mateo, Santa Clara, Solano, and Sonoma counties, in California. The greater San Francisco Bay area contains two significant MSAs — the San Francisco-Oakland-Hayward MSA and the San Jose-Sunnyvale-Santa Clara MSA. With a population of approximately 4.7 million, the San Francisco-Oakland-Hayward MSA represents the second most populous area in California and the twelfth largest in the United States. In addition to its current size, the market also demonstrates key characteristics we believe provide the opportunity for additional growth, including projected population growth of 5.9% through 2022 versus the national average of 3.7%, a median household income of  $88,685 versus a national average of  $57,462, and the third highest population density in the nation. The San Jose-Sunnyvale-Santa Clara MSA also demonstrates key characteristics that provide us growth opportunities, including a population of approximately 2.0 million, projected population growth of 6.0% through 2022, and a median household income of  $101,689.
We operate two branch offices and one loan production office in the Los Angeles-Long Beach-Anaheim, California MSA. The greater Los Angeles area is one of the most significant business markets in the world and with an estimated gross domestic product of approximately $1 trillion it would rank as the 16th largest economy in the world. The Los Angeles-Long Beach-Anaheim, California MSA maintains a population of approximately 13.5 million, the most populous area in California and the second largest in the United States. We believe the market’s projected population growth of 4.2% through 2022, its median household income of  $64,343, large concentration of small- and medium-sized businesses, and its highest population density in the nation position the area as an attractive market in which to expand operations.
We serve the Sacramento-Roseville-Arden-Arcade MSA through one branch office. With a population of approximately 2.3 million, the Sacramento-Roseville-Arden-Arcade MSA includes the City of Sacramento, the state capital of California. The population is projected to grow 5.1% through 2022 and the median household income is approximately $63,727. State and local government make up the largest employers, while transportation, health services, technology, agriculture and mining are important industries for the region.
We serve the Stockton-Lodi MSA in Central California though two branches. The market area has a population of approximately 740,596, which is projected to grow 5.4% through 2022, and a median household income of approximately $56,705. The area has a diverse industry mix, including agriculture, e-fulfillment centers, advanced manufacturing, data centers/call centers, and service industries.
We serve the Seattle-Tacoma-Bellevue MSA, which includes King County (which includes the city of Seattle), through our branch in Seattle. King County has the largest population of any county in the state of Washington, covers approximately 2,100 square miles, and is located on Puget Sound. It had approximately 2.2 million residents, which is projected to grow 7.5% through 2022, and a median household income of approximately $81,089. King County has a diversified economic base with many employers from various industries including shipping and transportation (Port of Seattle, Paccar, Inc. and Expeditors International of Washington, Inc.), retail (Amazon.com, Inc., Starbucks Corp. and Nordstrom, Inc.) aerospace (the Boeing Company) and computer technology (Microsoft Corp.) and biotech industries.
We serve Albuquerque, New Mexico the most populous city in the state of New Mexico through the branch office we recently acquired in the United Business Bank, FSB acquisition. The Albuquerque MSA has a population of approximately 911,171, ranking it as the 60th MSA in the country. The Albuquerque MSA population is projected to grow approximately 1.7% through 2022 and its median household income is approximately $50,192. Top industries in Albuquerque include aerospace and defense (Honeywell), energy technology including solar energy (SCHOTT Solar), and semiconductor and computer chip manufacturing (Intel Corp).
Risk Factors
As discussed above, our focus is to (i) continue to make strategic acquisitions of financial institutions within the Western United States, (ii) grow organically and (iii) preserve our strong asset quality through disciplined lending practices. Our ability to achieve growth with select acquisitions will be dependent on our ability to successfully identify suitable acquisition candidates, complete acquisitions and successfully integrate acquired operations into our existing operations. The consummation of any future acquisitions may dilute shareholder value or may have an adverse effect upon our operating results while the operations of the acquired business are being integrated into our operations. In addition, once integrated, acquired operations may not achieve levels of profitability comparable to those achieved by our existing operations, or otherwise perform as expected. Further, transaction-related expenses may adversely affect our earnings.
There are a number of additional risks and other considerations that could negatively affect us, including risks related to this offering and our common stock that you should consider before investing in our common stock. These risks are discussed more fully in the section titled ‘‘Risk Factors,’’ beginning on page 27, and include, but are not limited to, the following:
•
if general business, economic conditions and real estate values do not continue to improve, particularly within our market areas, our growth and results of operations could be adversely affected;

•
a substantial portion of our loan portfolio consists of real estate loans, in particular commercial real estate loans, which have a higher degree of risk than other types of loans;

•
delinquencies and defaults on newly originated loans may be significantly greater than our current level of delinquencies and defaults depending on the characteristics of the newly originated loans;

•
economic, market, operational, liquidity, credit and interest rate risks associated with our business could adversely affect our business, results of operations and financial condition;

•
competition within the financial services industry, nationally and within our market area, both for clients and employees, could limit our ability to grow and could adversely affect the pricing and terms that we are able to offer to our clients;

•
if we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses;

•
as we rely heavily on our management team and our bankers, we could be adversely affected by the unexpected departure of key members of our management and bankers; and

•
we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations.

Corporate Information
Our principal executive offices are located at 500 Ygnacio Valley Road, Suite 200, Walnut Creek, California 94596 and our telephone number is (925) 476-1800. Our website is www.unitedbusinessbank.com. We expect to make our periodic reports and other information filed with, or furnished to, the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information on, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

THE OFFERING
Shares of common stock offered by us
2,851,218 shares (or 3,278,900 shares, if the underwriters exercise their over-allotment option in full).
Shares of common stock to be outstanding after this offering
10,363,445 shares (or 10,791,127 shares, if the underwriters exercise their over-allotment option in full).
Option to purchase additional shares
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase additional shares of our common stock at the initial public offering price less the underwriting discount to cover over-allotments, if any.
Securities owned by directors and executive officers
Our directors and executive officers beneficially owned 494,348 shares of our common stock as of March 31, 2018. In addition, our directors and executive officers will receive an aggregate of approximately $3.3 million, or $3.9 million if the underwriters exercise their over-allotment option in full (based on the gross proceeds received in the offering), in restricted stock awards to be granted in connection with the consummation of this offering. See “Executive and Director Compensation — Equity Awards in Connection with This Offering.” Our executive officers and directors may also purchase shares in the offering in their discretion, but they have made no commitments to do so.
Our board of directors is not making a recommendation regarding your purchase of shares in the offering. You should make your decision to invest based on your assessment of our business and the offering. Please see “Risk Factors” beginning on page 27 for a discussion of some of the risks involved in investing in our common stock.
Voting rights
One vote per share of common stock.
Use of proceeds
The net proceeds to us from the sale of our common stock in this offering will be approximately $58.0 million (or approximately $66.8 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
We will use a portion of the net proceeds to repay a $6.0 million term loan with an interest rate of 4.71% that matures in April 2022 and will use the remaining net proceeds to support our organic growth and for other general corporate purposes, including to fund future acquisitions of financial institutions (although we do not have any definitive agreements in place to make any such acquisitions at this time) and to maintain our capital and liquidity ratios at acceptable levels. See “Use of Proceeds.”

Dividend policy
We have not historically declared or paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”
Listing and trading symbol
Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “BCML.”
Risk factors
Investing in our common stock involves risks. You should carefully read and consider the information set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” along with all of the other information set forth in this prospectus before deciding to invest in our common stock.
References in this section to the number of shares of our common stock outstanding after this offering are based on shares of our common stock issued and outstanding as of December 31, 2017. Unless otherwise noted, these references exclude 450,000 shares of common stock reserved for issuance under our 2017 Omnibus Equity Incentive Plan, including the shares of restricted stock to be issued to our directors and executive officers in connection with the consummation of this offering.
Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover page of this prospectus, assumes that the underwriters do not exercise their option to purchase any additional shares of common stock to cover over-allotments, if any.

SELECTED FINANCIAL AND OTHER DATA
The Financial Condition Data as of December 31, 2017 and 2016 and the Operating Data for the years ended December 31, 2017 and 2016 are derived from the audited financial statements and related notes included elsewhere in the prospectus. The Financial Condition Data as of December 31, 2015, 2014 and 2013 and the Operating Data for the years ended December 31, 2015, 2014 and 2013 are derived from audited financial statements, not included in this prospectus. The following information is only a summary and you should read it in conjunction with our financial statements and related notes beginning on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
	At December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Selected Financial Condition Data:
Total assets	$1,245,794	$675,299	$623,304	$504,391	$342,304
Cash and due from banks	251,596	130,213	111,391	145,281	80,980
Investments available-for-sale	40,505	13,918	23,615	17,540	—
FHLB stock and FRB stock, at cost	7,759	3,923	3,846	2,859	2,250
Loans receivable, net	890,109	504,264	460,208	322,908	251,105
Total liabilities	1,127,159	597,236	550,923	446,217	289,982
Deposits	1,104,305	590,759	543,304	437,941	286,464
Borrowed funds	11,387	—	—	6,000	2,000
Total equity	118,635	78,063	72,381	58,174	52,322
	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Selected Operating Data:
Interest and dividend income	$44,253	$29,625	$25,715	19,637	$14,915
Interest expense	4,312	3,074	2,691	2,310	2,010
Net interest income before provision for loan losses	39,941	26,551	23,024	17,057	12,835
Provision for loan losses	462	598	1,412	1,074	348
Net interest income after provision for loan losses	39,479	25,953	21,612	15,983	12,487
Noninterest income	4,794	1,358	6,902	3,705	628
Noninterest expense	30,124	16,963	19,350	13,063	8,596
Income before provision for income taxes	14,149	10,348	9,164	6,895	4,589
Provision for income taxes	8,889	4,436	1,712	1,717	1,899
Net income	$5,260	$5,912	$7,452	$5,178	$2,690
Per Share Data:
Earnings per share (EPS):
Basic EPS	$0.82	$1.10	$1.37	$1.09	$0.56
Diluted EPS	0.81	1.09	1.36	1.08	0.54
Book value per share	15.82	14.26	13.18	11.93	11.07
Tangible book value per share(1)	13.81	14.12	12.96	11.76	11.05
Dividends paid during period	—	—	—	—	—
Dividend payout ratio	—	—	—	—	—

(1)
Tangible book value is a non-GAAP financial measure generally used by financial analysts and investment bankers to evaluate financial institutions. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value. See “Non-GAAP Financial Measures.”

	At or For the Years Ended December 31,
	2017	2016	2015	2014	2013
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	0.51%	0.91%	1.24%	1.13%	0.84%
Return on average equity	5.28%	7.87%	10.36%	10.02%	5.24%
Yield on interest-earning assets	4.59%	4.74%	4.47%	4.55%	4.76%
Rate paid on interest-bearing liabilities	0.65%	0.73%	0.72%	0.89%	0.95%
Interest rate spread(1)	3.94%	4.01%	3.75%	3.66%	3.81%
Net interest margin(2)	4.14%	4.25%	4.00%	3.95%	4.10%
Dividend payout ratio	—	—	—	—	—
Noninterest expense to average total assets	2.93%	2.61%	3.21%	2.79%	2.65%
Average interest-earning assets to average interest-bearing liabilities	144.87%	149.24%	153.08%	148.15%	143.26%
Efficiency ratio(3)	67.34%	60.78%	64.66%	62.11%	63.85%
Capital Ratios:(4)
Tier 1 leverage	8.92%	10.59%	10.59%	10.67%	15.65%
Common equity tier 1	12.43%	13.43%	13.30%	N/A	N/A
Tier 1 capital ratio	12.43%	13.43%	13.30%	15.78%	19.49%
Total capital ratio	12.94%	14.18%	14.13%	16.50%	20.53%
Equity to total assets at end of period	9.52%	11.56%	11.61%	11.53%	15.29%
Average equity to average assets	9.70%	11.55%	11.94%	11.28%	15.97%
Asset Quality Ratios:
Nonperforming assets to total assets(5)	0.01%	0.28%	0.05%	0.59%	0.83%
Nonperforming loans to total loans	0.02%	0.22%	0.07%	0.26%	0.32%
Allowance for loan losses to non-performing loans	2,354.75%	343.18%	1,152.69%	84.49%	97.20%
Allowance for loan losses to total loans	0.47%	0.74%	0.83%	0.77%	1.09%
Other Data:
Number of full service offices	19	10	10	7	5
Number of full-time equivalent employees	158	110	103	78	49

N/A – Not applicable
(1)
Interest rate spread is calculated as the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.

(2)
Net interest margin is calculated as net interest income divided by total average earning assets.

(3)
Calculated by dividing noninterest expense by the sum of net interest income before provision for loan losses plus noninterest income.

(4)
Regulatory capital ratios are for United Business Bank only.

(5)
Non-performing assets consists of non-accruing loans and other real estate owned.

RECENT DEVELOPMENTS
The selected financial condition and operating data presented below as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 are unaudited. In the opinion of management, this unaudited selected data contains all adjustments (none of which are other than normal recurring items) necessary for a fair presentation of the results for the periods presented. The following information is only a summary and you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto contained elsewhere in this prospectus. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be achieved for the remainder of the year ending December 31, 2018 or any other period.
	At March 31, 2018	At December 31, 2017
	(In thousands)
Selected Financial Condition Data:
Total assets	$1,241,833	$1,245,794
Cash and due from banks	256,796	251,596
Investments available-for-sale	36,789	40,505
FHLB stock and FRB stock, at cost	8,295	7,759
Loans receivable, net	886,229	890,109
Total liabilities	1,119,266	1,127,159
Deposits	1,098,773	1,104,305
Borrowed funds	11,402	11,387
Total equity	122,567	118,635
	For the Three Months Ended March 31,
	2018	2017
	(Dollars in thousands, except per share data)
Interest income	$13,552	$7,402
Interest expense	1,138	918
Net interest income before provision for loan losses	12,414	6,484
Provision for loan losses	254	143
Net interest income after provision for loan losses	12,160	6,341
Noninterest income	1,726	736
Noninterest expense	8,123	4,637
Income before provision for income taxes	5,763	2,446
Provision for income taxes	1,694	1,022
Net income	$4,069	$1,418
Per Share Data:
Earnings per share (EPS):
Basic EPS	$0.54	$0.26
Diluted EPS	0.54	0.26
Book value per share	16.32	14.54
Tangible book value per share(1)	14.34	14.41
Dividends paid during period	—	—
Dividend payout ratio	—	—

(1)
Tangible book value is a non-GAAP financial measure generally used by financial analysts and investment bankers to evaluate financial institutions. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value. See “Non-GAAP Financial Measures.”

	At or For the Three Months Ended March 31,
	2018	2017
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	1.31%	0.83%
Return on average equity	13.41%	7.17%
Yield on interest-earning assets	4.66%	4.58%
Rate paid on interest-bearing liabilities	0.59%	0.81%
Interest rate spread(1)	4.07%	3.77%
Net interest margin(2)	4.27%	4.02%
Dividend payout ratio	—	—
Noninterest expense to average total assets	2.65%	2.77%
Average interest-earning assets to average interest-bearing liabilities	149.83%	142.32%
Efficiency ratio(3)	57.45%	64.23%
Capital Ratios:(4)
Tier 1 leverage	9.49%	11.09%
Common equity tier 1	13.31%	13.56%
Tier 1 capital ratio	13.31%	13.56%
Total capital ratio	13.88%	14.32%
Equity to total assets at end of period	9.87%	11.41%
Average equity to average assets	9.76%	11.61%
Asset Quality Ratios:
Nonperforming assets to total assets(5)	0.02%	0.29%
Nonperforming loans to total loans	0.03%	0.19%
Allowance for loan losses to non-performing loans	2008.73%	395.76%
Allowance for loan losses to total loans	0.52%	0.73%
Other Data:
Number of full service offices	18	10
Number of full-time equivalent employees	158	107

(1)
Interest rate spread is calculated as the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.

(2)
Net interest margin is calculated as net interest income divided by total average earning assets.

(3)
Calculated by dividing noninterest expense by the sum of net interest income before provision for loan losses plus noninterest income.

(4)
Regulatory capital ratios are for United Business Bank only.

(5)
Non-performing assets consists of non-accruing loans and other real estate owned.

Comparison of Financial Condition at March 31, 2018 and December 31, 2017
Total assets.   Total assets decreased $4.0 million, or 0.3%, to $1.24 billion at March 31, 2018 from $1.25 billion at December 31, 2017. The decrease was primarily due to a $3.9 million, or 0.4%, decrease in total loans receivable, net.
Cash and cash equivalents.   Cash and cash equivalents increased $5.2 million, or 2.1%, to $256.8 million at March 31, 2018 from $251.6 million at December 31, 2017. The increase was primarily due to cash received from an increase in client deposits. We intend to invest our excess cash in marketable securities until such funds are needed to support loan growth or other operating or strategic initiatives.
Securities available-for-sale.   Investment securities available-for-sale decreased $3.7 million, or 9.2%, to $36.8 million at March 31, 2018 from $40.5 million at December 31, 2017. The decrease was primarily due to maturities of investment securities of  $2.0 million during the three months ended March 31, 2018, in addition to routine amortization and accretion of investment premiums and discounts. At March 31, 2018, all of our investment securities were classified as available-for-sale.
Loans receivable, net.   Loans receivable, net of allowance for loan losses, decreased $3.9 million, or 0.4%, to $886.2 million at March 31, 2018 from $890.1 million at December 31, 2017. The decrease in loans receivable was primarily due to loans sold and prepayments on loans in excess of new loan originations. Loan originations for quarter ended March 31, 2018 totaled $29.2 million compared to $31.6 million during the three months ended December 31, 2017.
Nonperforming assets and nonaccrual loans.   Nonperforming assets consists of nonaccrual loans and other real estate owned. Nonperforming assets increased $50,000, or 27.9%, to $229,000 at March 31, 2018 from $179,000 at December 31, 2017. At March 31, 2018, accruing loans past due 30 to 89 days totaled $1.1 million, compared to $1.9 million at December 31, 2017.
The allowance for loan losses increased by $385,000, or 9.1%, to $4.6 million at March 31, 2018 from $4.2 million at December 31, 2017. In accordance with acquisition accounting, loans acquired from the United Business Bank, FSB, and Plaza Bank mergers were recorded at their estimated fair value, which resulted in a net discount to the loans contractual amounts, of which a portion reflects a discount for possible credit losses. Credit discounts are included in the determination of fair value and as a result no allowance for loan losses is recorded for acquired loans at the acquisition date. Although the discount recorded on the acquired loans is not reflected in the allowance for loan losses, or related allowance coverage ratios, we believe it should be considered when comparing the current ratios to similar ratios in periods prior to the acquisitions of United Business Bank, FSB, and Plaza Bank. As of March 31, 2018, acquired loans net of their discounts totaled $378.1 million compared to $400.0 million at December 31, 2017.
Management believes it has established our allowance for loan losses in accordance with GAAP, however, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is appropriate or that increased provisions will not be necessary should the quality of the loans deteriorate. Any material increase in the allowance for loan losses would adversely affect the Company’s financial condition and results of operations.
Deposits.   Total deposits decreased $5.5 million, or 0.5%, to $1.10 billion at March 31, 2018 from $1.10 billion at December 31, 2017, primarily due to normal fluctuations within our deposit portfolio. Demand deposits as a percentage of total deposits increased to 80.0% at March 31, 2018 from 79.2% at December 31, 2017.
Borrowings.   Borrowed funds were $11.4 million at both March 31, 2018 and December 31, 2017. The totals in both periods included $6.0 million in long-term secured borrowings and $5.4 million (net of mark-to-market adjustments), of junior subordinated debentures issued in connection with the sale of trust preferred securities from our acquisition of United Business Bank, FSB in 2017. At March 31, 2018, we had no FHLB advances outstanding and the ability to borrow up to $310.3 million.

In addition to FHLB advances, we may also utilize Fed Funds purchased from correspondent banks as a source of short-term funding. At March 31, 2018, we had a total of  $55.0 million of federal funds lines available from four third-party financial institutions, in addition to a $9.0 million line of credit which will expire in April 2018 that we do not intend to renew.
We are required to provide collateral for certain local agency deposits. As of March 31, 2018, the FHLB had issued a letter of credit on behalf of the Bank totaling $7.5 million as collateral for local agency deposits.
Shareholders equity.   Shareholders’ equity increased $3.9 million, or 3.3%, to $122.6 million at March 31, 2018 from $118.6 million at December 31, 2017. This increase was primarily due to net income of  $4.1 million for the three months ended March 31, 2018.
Comparison of Operating Results for the Three Months Ended March 31, 2018 and 2017
Earnings summary.   We reported net income of  $4.1 million for the three months ended March 31, 2018, compared to $1.4 million for the three months ended March 31, 2017, an increase of  $2.7 million, or 187.3%. The increase in net income primarily was the result of increases in net interest income before provision for loan losses and non-interest income partially offset by an increase in non-interest expense reflecting both our two whole-bank acquisitions in 2017 and organic growth.
Diluted earnings per share were $0.54 for the three months ended March 31, 2018, an increase of  $0.28 from diluted earnings per share of  $0.26 for the three months ended March 31, 2017.
Our efficiency ratio, which is calculated by dividing noninterest expense by the sum of net interest income before provision for loan losses plus noninterest income, improved to 57.45% for the three months ended March 31, 2018, compared to 64.24% for the three months ended March 31, 2017. The change in the efficiency ratio for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 is attributable primarily to the increase in net interest income and noninterest income, partially offset by an increase in noninterest expense.
Interest income.   Interest income for the three months ended March 31, 2018 was $13.6 million, compared to $7.4 million for the three months ended March 31, 2017, an increase of  $6.2 million, or 83.1%. The increase in interest income primarily was due to an increase in average interest earning assets, principally loans, which was driven by the two whole-bank acquisitions completed during 2017. Interest income on loans increased $4.6 million as a result of a $372.2 million increase in the average loan balance, further supplemented by a two basis point increase in the average loan yield. The average yield earned on loans for the three months ended March 31, 2018 was 4.91%, compared to 4.89% for the three months ended March 31, 2017. Interest income on loans for the three months ended March 31, 2018 included $1.2 million in accretion of purchase accounting fair value adjustments on acquired loans, compared to $557,000 for the three months ended March 31, 2017. The remaining net discount on these purchased loans was $7.7 million and $4.7 million at March 31, 2018 and 2017, respectively.
Interest income on interest-bearing deposits increased $563,000 as a result of a $125.9 million increase in the average balance of interest-earning deposits and a 67 basis point increase in the yield on interest-earning deposits to 1.56% for the three months ended March 31, 2018 from 0.89% for the three months ended March 31, 2017. Interest income on investment securities increased $312 thousand as a result of a $25.7 million increase in the average balance of investment securities and a 61 basis point increase in the yield on investment securities to 2.00% for the three months ended March 31, 2018 from 1.38% for the three months ended March 31, 2017.
Interest expense.   Interest expense increased by $220,000, or 23.9%, to $1.1 million for the three months ended March 31, 2018 from $918,000 for the three months ended March 31, 2017. The average cost of interest bearing liabilities decreased 22 basis points to 0.59% for the three months ended March 31, 2018 from 0.81% for the three months ended March 31, 2017. Total average interest-bearing liabilities increased by $516.9 million, or 86.9%, to $1.1 billion for the three months ended March 31, 2018 from $516.9 million for the three months ended March 31, 2017.

Interest expense on deposits increased $60,000, or 6.6%, to $979,000 during the three months ended March 31, 2018 from $918,000 the same period in 2017, primarily due to the deposits acquired in the United Business Bank, FSB and Plaza Bank acquisitions. The effect of the increase in the average deposit balance was largely offset by lower rates paid on interest bearing deposits, reflecting the still relatively low interest rate environment. The average rate paid on interest bearing deposits decreased to 0.51% for the three months ended March 31, 2018 from 0.81% for the three months ended March 31, 2017. Interest expense on borrowings was $159,000 for the three months ended March 31, 2018 compared to none for the same period in 2017, as a result of the junior subordinated debentures assumed and another borrowing obtained in connection with our United Business Bank, FSB acquisition. The Company replaced a term loan of United Business Bank, FSB that matured upon its acquisition with a similar $6.0 million term loan. This term loan will be repaid from the net proceeds of this offering.
Net interest income.   Net interest income increased $5.9 million, or 91.5%, to $12.4 million for the three months ended March 31, 2018 compared to $6.5 million for the three months ended March 31, 2017. Net interest margin for the three months ended March 31, 2018 increased 25 basis points to 4.27% from 4.02% for the same period in 2017. Net interest margin is enhanced by the amortization of acquisition accounting discounts on loans acquired in the acquisitions. Accretion of acquisition accounting discounts on loans and the recognition of revenue from purchase credit impaired loans in excess of discounts increased our net interest margin by 42 basis points and 35 basis points during three months ended March 31, 2018 and 2017, respectively. The average yield on interest-earning assets for the three months ended March 31, 2018 was 4.66%, an eight basis point increase from the three months ended March 31, 2017, while the average cost of interest-bearing liabilities for the three months ended March 31, 2018 was 0.59%, down 20 basis points from the 0.81% cost of funds during the three months ended March 31, 2017.
Provision for loan losses.   We recorded a provision for loan losses of  $254,000 for the three months ended March 31, 2018, compared to a provision for loan losses of  $143,000 for the three months ended March 31, 2017, an increase of  $111,000 or 77.3%. The provision for loan losses increased primarily as a result of an increase in specific reserves on certain loans. We had net recoveries on previously charged-off loans of  $131,000 for the three months ended March 31, 2018 compared to net recoveries of  $7,000 during the three months ended March 31, 2017. The ratio of net recoveries to average total loans outstanding was (0.01)% for the three months ended March 31, 2018 and 0.00% for the three months ended March 31, 2017. The allowance for loan losses to loans receivable was 0.52% at March 31, 2018 compared to 0.73% at March 31, 2017.
Management considers the allowance for loan losses at March 31, 2018 to be adequate to cover losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future losses will not exceed the amount of the established allowance for loan losses or that any increased allowance for loan losses that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in additions to our provision for loan losses based upon their judgment of information available to them at the time of their examination.

Noninterest income.   Noninterest income increased $990,000, or 134.6%, to $1.7 million for the three months ended March 31, 2018 compared to $736,000 for the three months ended March 31, 2017. The increase primarily relates to higher gain on sale of loans, service charges and other fees and loan fee income. During the three months ended March 31, 2018, the Company sold $6.4 million of SBA loans, which generated a net gain on sale of  $651,000 compared to a gain of  $400,000 during the three months ended March 31, 2017. Additionally, our acquisitions and organic growth significantly increased our deposit accounts, which resulted in a $304,000, or 213.0%, increase in service charges and other fees. Loan fee income increased $188,000, or 329.6%, to $245,000 for the three months ended March 31, 2018, compared to $57,000 for the three months ended March 31, 2017. All other components of noninterest income increased $248,000, net between these two periods.
The following table presents the key components of noninterest income for the three months ended March 31, 2018 and 2017.
	Three Months Ended March 31,		Increase (Decrease)
	2018	2017	Amount	Percent
	(Dollars in thousands)
Gain on sale of loans	$651	$400	$251	62.8%
Service charges and other fees	446	143	303	211.9%
Loan fee income	245	57	188	329.8%
Other income and fees	384	136	248	182.4%
Total noninterest income	$1,726	$736	$990	134.6%

Noninterest expense.   Noninterest expense increased $3.5 million, or 75.2%, to $8.1 million for the three months ended March 31, 2018 compared to $4.6 million for the three months ended March 31, 2017. Each line category of noninterest expense was higher than the previous year, as we nearly doubled in size due to the acquisitions and organic growth. Salaries and related benefits increased $1.8 million, or 59.4%, to $4.9 million, as the number of full-time equivalent employees increased to 158 at March 31, 2018, compared to 107 a year earlier. Occupancy and equipment expenses increased $406,000, or 71.3%, to $975,000, primarily due to the increase in the number of branch office resulting from our acquisitions. As of March 31, 2018, we operated 17 full service branches, compared to 10 a year earlier. As we build our market presence, we regularly evaluate the appropriate number and locations of our branches, and have recently closed one of our two locations in San Jose, California in March 2018, due to overlapping market areas. We may also close branches from time to time in the future that do not meet our objectives or based on acquisitions of other banks with branches located near our existing branches, advances in technology such as e-commerce, telephone, internet and mobile banking, as well as an increasing customer preference for these other methods of accessing our products and services, and other factors. Data processing expenses increased $348,000, or 96.8%, to $708,000, related to the acquisitions and the systems conversion we undertook during 2017, as well as a result of higher transaction volume. Other noninterest expense increased $899,000, or 143.7%, to $1.5 million during the three months ended March 31, 2018, compared to $626,000 during the same period in 2017, primarily due to increases in office expenses of  $216,000, professional fees of  $211,000, amortization of our core deposit intangible asset of  $206,000, and in marketing expenses of  $156,000.
The following table presents the key components of noninterest expense for the three months ended March 31, 2018 and 2017.
	Three Months Ended March 31,		Increase (Decrease)
	2018	2017	Amount	Percent
	(Dollars in thousands)
Salaries and related benefits	$4,914	$3,082	$1,832	59.4%
Occupancy and equipment	975	569	406	71.4%
Data processing	708	360	348	96.7%
Other	1,525	626	899	143.6%
Total noninterest expense	$8,123	$4,637	$3,485	75.2%

Income taxes.   Income tax expense increased $672,000, or 65.7%, to $1.7 million for the three months ended March 31, 2018 compared to $1.0 million for the three months ended March 31, 2017, reflecting the increase in pre-tax income. The Company’s effective tax rate was 29.39% for the three months ended March 31, 2018 compared to 41.91% for the same period in 2017. The decrease in the Company’s effective tax rate during the three months ended March 31, 2018 compared to the same period in 2017 is primarily the result of recent changes in the U.S. tax laws enacted December 22, 2017, wherein the statutory corporate income tax rate was lowered from 35.0% to 21.0%.
Non-GAAP Financial Measures
We identify certain financial measures discussed in this prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.
The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.
Tangible Book Value Per Common Share:    Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total shareholders’ equity less preferred stock and goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value.
Tangible Common Equity to Tangible Assets:   Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders’ equity to total assets.
Management believes that these measures are important to many investors who are interested in the relative changes from period to period in book value per common share, common equity and total assets, exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value and increasing both total shareholders’ equity and total assets while not increasing tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and total assets to tangible assets and compares book value per common share to tangible book value per common share (dollars in thousands, except per share data).
	At March 31,		At December 31,
	2018	2017	2017	2016	2015	2014	2013
Tangible Common Equity
Total shareholders’ equity	$122,567	$79,580	$118,635	$78,063	$72,381	$58,174	$52,322
Less:
Core deposit intangibles	(4,483)	(719)	(4,772)	(802)	(1,201)	(812)	(62)
Goodwill	(10,365)	—	(10,365)	—	—	—	—
Tangible common equity	$107,719	$78,861	$103,498	$77,261	$71,179	$57,362	$52,260
Tangible Assets
Total assets	$1,241,833	$697,398	$1,245,794	$675,299	$623,304	$504,391	$342,304
Less:
Core deposit intangibles	(4,483)	(719)	(4,772)	(802)	(1,201)	(812)	(62)
Goodwill	(10,365)	—	(10,365)	—	—	—	—
Tangible assets	$1,226,985	$696,679	$1,230,657	$674,497	$622,103	$503,579	$342,242
Common shares outstanding	7,512,227	5,472,503	7,496,995	5,472,426	5,493,209	4,875,787	4,727,457
Book value per common share	$16.32	$14.54	$15.82	$14.26	$13.18	$11.93	$11.07
Tangible book value per common share	$14.34	$14.41	$13.81	$14.12	$12.96	$11.76	$11.05
Tangible common equity to tangible assets	8.78%	11.32%	8.41%	11.45%	11.44%	11.39%	15.27%

RISK FACTORS
Investment in our common stock involves risks. In addition to the other information contained in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following factors before deciding to invest in shares of our common stock. The occurrence of any of these risks could have a material adverse effect on our business, prospects, results of operations or financial condition, in which case the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations.
Risks Related to Our Business
Our business may be adversely affected by downturns in the national economy and the regional economies in which we operate.
Our operations are significantly affected by national and regional economic conditions. Weakness in the national economy or the economies of the markets in which we operate could have a material adverse effect on our financial condition, results of operations and prospects. We provide banking and financial services primarily to businesses and individuals in the states of California, Washington, and New Mexico. All of our branches and most of our deposit clients are also located in these three states. Further, as a result of a high concentration of our client base in the San Francisco Bay area, the deterioration of businesses in this market, or one or more businesses with a large employee base in this marked, could have a material adverse effect on our business, financial condition and results of operations. Weakness in the global economy has adversely affected many businesses operating in our markets that are dependent upon international trade. In addition, adverse weather conditions as well as decreases in market prices for agricultural products grown in our primary markets can adversely affect agricultural businesses in our markets.
A deterioration in economic conditions in the market areas we serve, in particular the San Francisco metropolitan area, Seattle, Washington, and Albuquerque, New Mexico and the agricultural region of the California Central Valley, could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations:
•
demand for our products and services may decline;

•
loan delinquencies, problem assets and foreclosures may increase;

•
collateral for loans, especially real estate, may decline in value, in turn reducing clients’ borrowing power, reducing the value of assets and collateral associated with existing loans;

•
the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and

•
the amount of our low-cost or non-interest-bearing deposits may decrease.

Many of the loans in our portfolio are secured by real estate. A decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Deterioration in the real estate markets where collateral for a mortgage loan is located could negatively affect the borrower’s ability to repay the loan and the value of the collateral securing the loan. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected. Real estate values are affected by various other factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as earthquakes, floods, fires and mudslides.
We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.
We are led by an experienced management team with substantial experience in the markets that we serve and the financial products that we offer. The members of our executive management team, on average, have many years of experience working for financial institutions and have significant merger and acquisition experience in the financial services industry. Our operating strategy focuses on providing products and services through long-term relationship managers. In addition, an important part of our future growth strategy includes growing our business through strategic acquisitions. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management with specific skill sets. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our operating and growth strategies may be lengthy. We may not be successful in retaining our key employees and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term client relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have an adverse effect on our business, financial condition and results of operations.
Our business and profitability may be harmed if we are unable to identify and acquire other financial institution or manage our growth, which may cause our stock price to decline.
A substantial part of our historical growth has been a result of acquisitions of other financial institutions. We intend to continue our strategy of evaluating and selectively acquiring other financial institutions that serve clients or markets we find desirable. The market for acquisitions, however, remains highly competitive and we may be unable to find satisfactory acquisition candidates in the future that fit our acquisition strategy and standards. We face significant competition in pursuing acquisition targets from other financial institutions, many of which possess greater financial, human, technical and other resources than us. Our ability to compete in will depend on our available financial resources to fund acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of our common stock. In addition, increased competition may also drive up the price that we will be required to pay for acquisitions. Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable to us and expect that we will experience this condition in the future. If we are able to identify attractive acquisition opportunities, we must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approvals, which have become substantially more difficult, time-consuming and unpredictable. An important component of our growth strategy may not be realized if we are unable to find suitable acquisition targets. Additionally, any future acquisition may not produce the revenue, earnings or synergies that we anticipated.
Further, acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition, and the carrying amount of any goodwill that we currently maintain or may acquire may be subject to impairment in future periods.
If we continue to grow, we will face risks arising from our increased size. If we do not manage such growth effectively, we may be unable to realize the benefit from the investments in technology, infrastructure and personnel that we have made to support our expansion. In addition, we may incur higher costs and realize less revenue growth than we expect, which would reduce our earnings and diminish our future prospects, and we may not be able to continue to implement our business strategy and successfully conduct our operations. Risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, information technology systems, determining adequate allowances for loan losses and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.
Our strategy of pursuing acquisitions exposes us to financial, execution, compliance and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We have recently expanded our business through acquisitions. During 2017, we completed the acquisitions of United Business Bank, FSB and Plaza Bank. We have grown our consolidated assets from $675.3 million as of December 31, 2016, to $1.25 billion as of December 31, 2017, and our deposits from

$590.8 million as of December 31, 2016, to $1.10 billion as of December 31, 2017. Because we intend to continue to grow our business through strategic acquisitions coupled with organic loan growth, we anticipate that much of our future growth will be dependent on our ability to successfully implement our acquisition growth strategy.
Our pursuit of acquisitions may disrupt our business, and any equity that we issue as merger consideration may have the effect of diluting the value of your investment. In addition, we may fail to realize some or all of the anticipated benefits of completed acquisitions.
Our acquisition activities strategy involves a number of significant risks, including the following:
•
incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, diverting management’s attention from the operation of our existing business;

•
using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that we seek to acquire;

•
exposure to potential asset quality and credit quality;

•
higher than expected deposit attrition;

•
potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including, without limitation, liabilities for regulatory and compliance issues;

•
inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

•
incurring time and expense required to integrate the operations and personnel of the combined businesses;

•
inconsistencies in standards, procedures, and policies that would adversely affect our ability to maintain relationships with clients and employees;

•
experiencing higher operating expenses relative to operating income from the new operations;

•
creating an adverse short-term effect on our results of operations;

•
significant problems relating to the conversion of the financial and client data of the entity;

•
integration of acquired clients into our financial and client product systems;

•
to finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or pursue other forms of financing, such as issuing voting and/or non-voting common stock or convertible preferred stock which may have high dividend rights or may be highly dilutive to our existing shareholders; and

•
risks of impairment to goodwill.

Any of the foregoing could have an adverse effect on our business, financial condition, and results of operation.
In addition we face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have an adverse effect on our ability to successfully implement our acquisition growth strategy and grow our business and profitability.
If the goodwill that we have recorded or may record in the future in connection with a business acquisition becomes impaired, it could require charges to earnings.
Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

We determine impairment by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of December 31, 2017, our goodwill totaled $10.4 million. There can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our business, financial condition and results of operations.
We have entered into employment agreements with certain of our officers, which may increase our compensation costs upon the occurrence of certain events or increase the cost of acquiring us.
We have entered into employment agreements with certain of our officers, which may increase our compensation costs upon the occurrence of certain events or increase the cost of acquiring us. In the event of termination of employment other than for cause, or in the event of certain types of termination following a change in control, as set forth in the relevant employment agreement, the agreement will provide for cash severance benefits based on such officer’s current base salary and the terms of such agreement. For additional information see “Executive and Director Compensation — Employment Agreements with Mr. Guarini, Ms. King and Ms. Colwell.”
Our ability to grow our loan portfolio may be limited by, among other things, economic conditions, competition within our market areas, the timing of loan repayments and seasonality.
Our ability to continue to improve our operating results is dependent upon, among other things, growing our loan portfolio. While we believe that our strategy to grow our loan portfolio is sound and our growth targets are achievable over an extended period of time, competition within our market areas is significant. We compete with both large regional and national financial institutions, who are sometimes able to offer more attractive interest rates and other financial terms than we choose to offer, as well as other community-based banks who seek to offer a similar level of service to that which we offer. This competition can make loan growth challenging, particularly if we are unwilling to price loans at levels that would cause unacceptable levels of compression of our net interest margin or if we are unwilling to structure a loan in a manner that we believe results in a level of risk to us that we are not willing to accept. Moreover, loan growth throughout the year can fluctuate due in part to seasonality of the businesses of our borrowers and potential borrowers and the timing on loan repayments, particularly those of our borrowers with significant relationships with us, resulting from, among other things, excess levels of liquidity. To the extent that we are unable to increase loans, we may be unable to successfully implement our growth strategy, which could materially and adversely affect our business, financial condition and results of operations.
Our financial performance will be negatively impacted if we are unable to execute our growth strategy.
Our current growth strategy is to grow with select acquisitions supplemented by organic growth. Our ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and we may not be successful in continuing this organic growth. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if we grow too quickly and are unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect our financial condition and results of operations.
The required accounting treatment of loans acquired through acquisitions, including purchase credit impaired loans, could result in higher net interest margins and interest income in current periods and lower net interest margins and interest income in future periods.
Under U.S. generally accepted accounting principles, or GAAP, we are required to record loans acquired through acquisitions, including purchase credit impaired loans, at fair value. Estimating the fair value of such loans requires management to make estimates based on available information and facts and circumstances on the acquisition date. Actual performance could differ from management’s initial estimates. If these loans outperform our original fair value estimates, the difference between our original estimate and the actual performance of the loan (the “discount”) is accreted into net interest income. Thus, our net interest margins may initially increase due to the discount accretion. We expect the yields on our loans to decline as our acquired loan portfolio pays down or matures and the discount decreases, and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans. This could result in higher net interest margins and interest income in current periods and lower net interest rate margins and lower interest income in future periods. For example, the total loan yield for the year ended December 31, 2017 was 5.44%, which included two basis points from excess accretion related to purchase credit impaired loans. As a result of the foregoing, we are unlikely to be able to replace loans in our existing portfolio with comparable high-yielding loans and without a larger volume of high-yielding loans our results of operations may be adversely affected. Our business, financial condition and results of operations may also be materially and adversely affected if we choose to pursue riskier higher-yielding loans that fail to perform.
Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
At December 31, 2017, approximately 87.0% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects.
Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.
At December 31, 2017, we had $808.9 million of commercial loans, consisting of  $694.5 million of commercial real estate loans and $114.4 million of commercial and industrial loans for which real estate is not the primary source of collateral. Of the $694.5 million of commercial real estate loans, $118.1 million consisted of multifamily loans and $22.7 million consisted of commercial construction and land development loans. Commercial and industrial loans represented 12.8% of our total loan portfolio at December 31, 2017. In addition, at December 31, 2017, $297.2 million, or 33.2% of our total loan portfolio, consisted of loans secured by non-owner occupied commercial real estate properties.
These loans typically involve higher principal amounts than other types of loans, and some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Because payments on such loans are often dependent on the cash flow of the commercial venture and the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy in one of our markets or in occupancy rates where a property is located. Repayments of loans secured by non-owner occupied properties depend primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. Accordingly, a downturn in the real estate market or a challenging business and economic environment may increase our risk related to commercial loans. In addition, many of our commercial real estate loans are not fully amortizing and require large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. Our commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. The borrowers’ cash flow may prove to be unpredictable, and collateral securing these loans may fluctuate in value. Most often, this collateral consists of accounts receivable, inventory and equipment. Significant adverse changes in our borrowers’ industries and businesses could cause rapid declines in values of, and collectability associated with, those business assets, which could result in inadequate collateral coverage for our commercial and industrial loans and expose us to future losses. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its clients. Inventory and equipment may depreciate over time, may be difficult to appraise, may be illiquid and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired. An increase in specific reserves and charge-offs related to our commercial and industrial loan portfolio could have a material adverse effect on our business, financial condition, results of operations and future prospects.
The foregoing risks are enhanced as a result of the limited geographic scope of our principal markets. Most of the real estate securing our loans is located in our California markets. Because the value of this collateral depends upon local real estate market conditions and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in our markets could cause a decline in the value of the collateral securing a significant portion of our loan portfolio. Further, the concentration of real estate collateral in California limits our ability to diversify the risk of such occurrences.
The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.
The Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors (i) total reported loans for construction, land development and other land represent 100% or more of total capital, or (ii) total reported loans secured by multi-family and non-farm non-residential properties, loans for construction, land development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. We have concluded that we have a concentration in commercial real estate lending under the foregoing standards because our balance in commercial real estate loans at December 31, 2017 represents more than 300% of total capital. Owner occupied commercial real estate totals 229.6% of total capital, while non-owner occupied commercial real estate totals an additional 382.0% of total capital. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us.
Our high concentration of large loans to certain borrowers may increase our credit risk.
Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. We have established an informal, internal limit on loans to one borrower, principal or guarantor. Our limit is based on “total exposure” which represents the aggregate exposure of economically related borrowers for approval purposes. However, we may, under certain circumstances, consider going above this internal limit in situations where management’s understanding of the industry and the credit quality of the borrower are commensurate with the increased size of the loan. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of December 31, 2017, our 10 largest borrowing relationships accounted for approximately 15.9% of our total loan portfolio, including undisbursed commitments to these borrowers. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our non-accruing loans and our provision for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition and results of operations.
Several of our large depositors have relationships with each other, which creates a higher risk that one client’s withdrawal of its deposit could lead to a loss of other deposits from clients within the relationship, which, in turn, could force us to fund our business through more expensive and less stable sources.
As of December 31, 2017, our ten largest non-brokered depositors accounted for $120.3 million in deposits, or approximately 10.9% of our total deposits. Several of our large depositors are affiliated locals of labor unions or have business, family, or other relationships with each other, which creates a risk that any one client’s withdrawal of its deposit could lead to a loss of other deposits from clients within the relationship. See “— Deposits from labor unions and their related businesses are one important source of funds for us and a reduced level of such deposits may hurt our profits” risk factor below.
Withdrawals of deposits by any one of our largest depositors or by one of our related client groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.
Our ability to retain and recruit top bankers is critical to the success of our business.
Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities and the reputation, relationship management skills and acquisition experience of our officers and other employees. If we were to lose the services of any of our key employees, including successful bankers employed by banks that we acquire, to a new or existing competitor or otherwise, we may not be able to retain valuable client relationships or successfully execute on potential future acquisitions. Competition for loan officers and other personnel is strong and we may not be successful in attracting or retaining the personnel we require. In particular, many of our competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new loan officer will be profitable or effective. If we are unable to attract and retain successful loan officers and other personnel, or if our loan officers and other personnel fail to meet our expectations in terms of client relationships and profitability, we may be unable to execute our business strategy and our business, financial condition and results of operations may be adversely affected.
Any expansion into new markets or new lines of business might not be successful.
As part of our ongoing strategic plan, we may consider expansion into new geographic markets. Such expansion might take the form of the establishment of de novo branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. Additionally, we may consider expansion into new lines of business through the acquisition of third parties or organic growth and development. There are substantial risks associated with such efforts, including risks that (i) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities, and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on our financial condition and results of operations.

Our small to medium-sized business and entrepreneurial clients may have fewer financial resources than larger entities to weather adverse business developments, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our financial condition and results of operations.
We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to midsized businesses, which we define as commercial borrowing relationships at the Bank of less than $10.0 million in aggregate loan exposure. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be adversely affected.
If we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses.
There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. We could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies that we believe are appropriate to minimize this risk, including the establishment and review of the allowance for loan losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our financial condition and results of operations. In particular, we face credit quality risks presented by past, current, and potential economic and real estate market conditions. If the overall economic climate in the United States, generally, or our market areas, specifically, declines, our borrowers may experience difficulties in repaying their loans, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses, which would cause our net income, return on equity and capital to decrease.
Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.
While conditions in the housing and real estate markets and economic conditions in our market areas have recently improved, if slow economic conditions return or real estate values and sales deteriorate, we may experience higher delinquencies and credit losses. As a result, we could be required to increase our provision for loan losses and to charge-off additional loans in the future. If charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to replenish the allowance for loan losses.
We maintain our allowance for loan losses at a level that management considers adequate to absorb probable incurred loan losses based on an analysis of our portfolio and market environment. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable incurred losses inherent in the loan portfolio and credit undertakings that are not specifically identified. The amount of this allowance is determined by our management through periodic reviews and consideration of a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas.
The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other conditions within our markets, which may be beyond our control may require an increase in the allowance for loan losses.

As of December 31, 2017, our allowance for loan losses as a percentage of total loans was 0.47% and as a percentage of total nonperforming loans, excluding the allowance allocated to loans accounted for acquired credit impaired loans accounted for pursuant to ASC Topic 310-30, was 2,354%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” for further information about ASC 310-30. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management’s decision to do so or because our banking regulators require us to do so. Bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to replenish the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, most likely, capital, and may have a material negative effect on our financial condition and results of operations.
The acquisition method of accounting requires that acquired loans are initially recorded at fair value at the time of acquisition, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition because credit quality, among other elements, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we will incur losses associated with the acquired loans.
In addition, in June 2016, the FASB issued a new accounting standard that will replace the current approach under GAAP for establishing the allowance for loan losses, which generally considers only past events and current conditions, with a new forward-looking methodology that reflects the expected credit losses over the lives of financial assets starting when such assets are first originated or acquired. Under this new standard, referred to as Current Expected Credit Loss, or CECL, credit deterioration would be reflected in the income statement in the period of origination or acquisition of the loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. The new standard is expected to generally result in increases to allowance levels and will require the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings upon initial effectiveness, which may be material. As an emerging growth company, this standard will be effective for us for fiscal years beginning after December 15, 2020 and interim reporting periods beginning after December 15, 2021. External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.
Our profitability is vulnerable to interest rate fluctuations.
As with most financial institutions, our results of operations depend substantially on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings. Interest rates, which remain largely at historically low levels, are highly sensitive to many factors that are beyond our control such as general economic conditions and policies of the federal government, in particular the Federal Open Market Committee. In an attempt to help the overall economy, the Federal Reserve has kept interest rates low through its targeted Fed Funds rate. During 2017, the FRB increased the targeted Fed Funds rate three times, each time by 25 basis points, and in March 2018 increased the targeted Fed Funds rate another 25 basis points. The Federal Reserve has indicated that further increases are likely during 2018, subject to economic conditions. As the Federal Reserve increases the targeted Fed Funds rate, overall interest rates will likely rise, which may negatively impact the U.S. economic recovery. Further, changes in monetary policy, including changes in interest rates, could influence (i) the amount of interest we receive on loans and securities, (ii) the amount of interest we pay on deposits and borrowings, (iii) our ability to originate loans and obtain deposits, (iv) the fair value of our assets and liabilities, and (v) the reinvestment risk associated with a reduced duration of our mortgage-backed securities portfolio as borrowers refinance to reduce borrowing costs. When interest-bearing liabilities reprice or mature more quickly than interest-earning assets, an increase in interest rates generally would tend to result in a decrease in net interest income.

A sustained increase in market interest rates could adversely affect our earnings. A significant portion of our loans have fixed interest rates and longer terms than our deposits and borrowings. As a result of the relatively low interest rate environment, an increasing percentage of our deposits have been comprised of certificates of deposit and other deposits yielding no or a relatively low rate of interest having a shorter duration than our assets. At December 31, 2017, we had $170.3 million in certificates of deposit that mature within one year and $875.5 million in non-interest bearing, NOW checking, savings and money market accounts. We would incur a higher cost of funds to retain these deposits in a rising interest rate environment. Our net interest income could be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans.
Changes in interest rates also affect the value of our interest-earning assets and in particular our securities portfolio. Generally, the fair value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on shareholders’ equity.
Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Also, our interest rate risk modeling techniques and assumptions may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results. For further discussion of how changes in interest rates could impact us, see “Management Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Sensitivity and Market Risk,” for a discussion of interest rate risk modeling and the inherent risks in modeling assumptions.
Greater seasoning of our loan portfolio could increase risk of credit defaults in the future.
A significant portion of our organic loan portfolio at any given time is of relatively recent origin. Typically, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time (which varies by loan duration and loan type), a process referred to as “seasoning.” As a result, a portfolio of more seasoned loans may more predictably follow a bank’s historical default or credit deterioration patterns than a newer portfolio. At December 31, 2017, the weighted average seasoning of our total loan portfolio was 40 months. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Financial Condition at December 31, 2017 and 2016” for more detailed disclosure of the weighted average seasoning of our total loan portfolio by type of loan. The current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.
Construction and land development loans totaled $22.7 million, or 2.5%, of our total loan portfolio as of December 31, 2017, of which $22.2 million were commercial real estate construction loans and $489,000 were residential real estate construction loans. These loans involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Higher than anticipated building costs may cause actual results to vary significantly from those estimated. For these reasons, this type of lending also typically involves higher loan principal amounts and may be concentrated with a small number of builders. A downturn in the commercial real estate market could increase delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Some of the builders we deal with have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. In addition, during the term of some of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working our problem construction loans. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. Further, in the case of speculative construction loans, there is the added risk associated with the borrower obtaining a take-out commitment for a permanent loan. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. At December 31, 2017, all construction loans were performing in accordance to their repayment terms. Any material increase in our nonperforming construction loans could have a material adverse effect on our financial condition and results of operation.
Our business may be adversely affected by credit risk associated with residential property.
At December 31, 2017, $76.6 million, or 8.6% of our total loan portfolio, was secured by first liens on one- to four-family residential loans. In addition, at December 31, 2017, our home equity loans and lines of credit totaled $8.2 million. A portion of our one- to four-family residential real estate loan portfolio consists of jumbo loans that do not conform to secondary market mortgage requirements, and therefore are not immediately saleable to Fannie Mae or Freddie Mac because such loans exceed the maximum balance allowable for sale (generally $424,100 – $625,500 for single-family homes in our markets, depending on the area). Jumbo one- to four-family residential loans may expose us to increased risk because of their larger balances and because they cannot be immediately sold to government sponsored enterprises.
In addition, one- to four-family residential loans are generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values resulting from a downturn in the housing market in our market areas may reduce the value of the real estate collateral securing these types of loans and increase our risk of loss if borrowers default on their loans. Recessionary conditions or declines in the volume of real estate sales and/or the sales prices coupled with elevated unemployment rates may result in higher than expected loan delinquencies or problem assets, and a decline in demand for our products and services. These potential negative events may cause us to incur losses and adversely affect our business, financial condition and results of operations.
Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.
At December 31, 2017, nonperforming loans were $179.000, or 0.02% of the total loan portfolio, and nonperforming assets were also $179,000, or 0.01% of total assets. In addition to the nonperforming loans, there were $1.0 million in loans classified as performing troubled debt restructurings at December 31, 2017. Nonperforming assets adversely affect our earnings in various ways. We do not record interest income on nonaccrual loans or foreclosed assets, thereby adversely affecting our income, and increasing our loan administration costs. Upon foreclosure or similar proceedings, we record the repossessed asset at the estimated fair value, less costs to sell, which may result in a write down or losses. If we experience increases in nonperforming loans and nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations as our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity. A significant increase in the level of nonperforming assets from current levels would also increase our risk profile and may impact the capital levels our regulators believe are appropriate in light of the increased risk profile. While we reduce problem assets through collection efforts, asset sales, workouts and restructurings, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities.
The success of our SBA lending program is dependent upon the continued availability of SBA loan programs, our status as a preferred lender under the SBA loan programs and our ability to comply with applicable SBA lending requirements.
As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose other restrictions, including revocation of the lender’s Preferred Lender status. If we lose our status as a Preferred Lender, we may lose our ability to compete effectively with other SBA Preferred Lenders, and as a result we would experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guaranty provided by the federal government on SBA loans or changes to the level of funds appropriated by the federal government to the various SBA programs, may also have an adverse effect on our business, results of operations and financial condition.
Historically, we have sold the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales have resulted in gains or premiums on the sale of the loans and have created a stream of future servicing income. There can be no assurance that we will be able to continue originating these loans, that a secondary market will exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the retained, non-guaranteed portion of the loans.
In order for a borrower to be eligible to receive an SBA loan, the lender must establish that the borrower would not be able to secure a bank loan without the credit enhancements provided by a guaranty under the SBA program. Accordingly, the SBA loans in our portfolio generally have weaker credit characteristics than the rest of our portfolio, and may be at greater risk of default in the event of deterioration in economic conditions or the borrower’s financial condition. In the event of a loss resulting from default and a determination by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced by us, the SBA may require us to repurchase the previously sold portion of the loan, deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of the principal loss related to the deficiency from us. Management has estimated losses inherent in the outstanding guaranteed portion of SBA loans and recorded a recourse reserve at a level determined to be appropriate. Significant increases to the recourse reserve may materially decrease our net income, which may adversely affect our business, results of operations and financial condition.
Deposits from labor unions and their related businesses are one important source of funds for us and a reduced level of such deposits may hurt our profits.
Deposits from labor unions and their related businesses are an important source of funds for our lending and investment activities. At December 31, 2017, $482.4 million, or 43.7%, of our total deposits were comprised of deposits from labor unions, representing 554 different local unions with an average deposit balance per local union of approximately $871,000. At that date, five labor unions had aggregate deposits of  $10.0 million or more totaling $102.8 million or more accounting for 9.31% of our total deposits with the largest union relationship totaling $46.4 million or 4.2% of total deposits representing accounts from eight local unions. Given our use of these high-average balance deposits as a source of funds, our inability to retain these funds could have an adverse effect on our liquidity. In addition, these deposits are primarily demand deposit accounts or short-term deposits and therefore may be more sensitive to changes in interest rates. If we are forced to pay higher rates on these deposits to retain the funds, or if we are unable to retain the funds and are forced to turn to borrowing and other funding sources for our lending and investment activities, the interest expense associated with such borrowings may be higher than the rates we are paying on these deposits, which could adversely affect our net margin and net income. We may also be forced, as a result of any material withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.
Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.
Liquidity is essential to our business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio. Borrowings also provide us with a source of funds to meet liquidity demands. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include adverse regulatory action against us or a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations or deterioration in credit markets.
Our liquidity is dependent on dividends from the Bank.
The Company is a legal entity separate and distinct from the Bank. A substantial portion of our cash flow, including cash flow to pay principal and interest on any debt we may incur, comes from dividends the Company receives from the Bank. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. Because our ability to receive dividends or loans from the Bank is restricted, our ability to pay dividends to our shareholders may also be restricted. As of December 31, 2017, the Bank had the capacity to pay the Company a dividend of up to $4.8 million without the need to obtain prior regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.
We face significant capital and other regulatory requirements as a financial institution. Although management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for at least the next 18 to 24 months based on our estimated future operations, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital, if and when needed, or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our business, financial condition and results of operations would be materially and adversely affected.

We operate in a highly competitive industry which may affect our growth prospects and profitability.
Our operations consist of offering banking and mortgage services, and we also offer SBA lending, and escrow services to generate noninterest income. Many of our competitors offer the same, or a wider variety of, banking and related financial services within our market areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. Additionally, we face growing competition from so-called “online businesses” with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. Some of these competitors may have a long history of successful operations in our market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than we do. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our clients to refinance their loans with a lower interest rate. Increased competition in our markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking clients, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.
Our ability to compete successfully depends on a number of factors, including:
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our ability to develop, maintain, and build upon long-term client relationships based on quality service and high ethical standards;

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our ability to attract and retain qualified employees to operate our business effectively;

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our ability to expand our market position;

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the scope, relevance, and pricing of products and services that we offer to meet client needs and demands;

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the rate at which we introduce new products and services relative to our competitors;

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client satisfaction with our level of service; and

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industry and general economic trends.

Failure to perform in any of the aforementioned areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could adversely affect our business, financial condition and results of operations.
We also face competition for acquisition opportunities from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of our common stock. In addition, increased competition may also drive up the price that we will be required to pay in order to be the successful bidder on an acquisition.
Our reputation is critical to the success of our business.
We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our clients, and caring about our clients and associates.

If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy.
Our business plans and financial projections are based upon numerous assumptions about future events, and our actual financial performance may differ materially from our anticipated performance if our assumptions are inaccurate.
If the communities in which we operate do not grow, or if the prevailing economic conditions locally or nationally are less favorable than we have assumed, our ability to implement our business strategies may be adversely affected and our actual financial performance may be materially different from our projections. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas even if they do occur. If our senior management team is unable to provide the effective leadership necessary to implement our strategic plan, our actual financial performance may be materially adversely different from our projections. Additionally, to the extent that any component of our strategic plan requires regulatory approval, if we are unable to obtain necessary approval, we will be unable to completely implement our strategy, which may adversely affect our actual financial results. Our inability to successfully implement our strategic plan could adversely affect the price of our common stock.
Agricultural lending and volatility in commodity prices may adversely affect our financial condition and results of operations.
At December 31, 2017, agricultural loans, including agricultural real estate, were $24.6 million, or 2.8% of our total loan portfolio. Agricultural lending involves a greater degree of risk and typically involves higher principal amounts than other types of loans. Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either us or the borrowers. These factors include adverse weather conditions that prevent the planting of a crops or limit crop yields (such as hail, drought, fires and floods), loss of livestock due to disease or other factors, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including tariffs, changes in price supports, subsidies and environmental regulations). Volatility in commodity prices could adversely impact the ability of borrowers in these industries to perform under the terms of their borrowing arrangements with us, and as a result, a severe and prolonged decline in commodity prices may adversely affect our financial condition and results of operations. It is also difficult to project future commodity prices as they are dependent upon many different factors beyond our control. In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. Consequently, agricultural loans may involve a greater degree of risk than other types of loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment (some of which is highly specialized with a limited or no market for resale), or assets such as livestock or crops. In such cases, any repossessed collateral for a defaulted agricultural operating loan my not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation or because the assessed value of the collateral exceeds the eventual realization value.
Another factor that could have a major impact on the agricultural industry involves water availability and distribution rights. If the amount of water available to agriculture becomes increasingly scarce due to drought and/or diversion to other uses, farmers may not be able to continue to produce agricultural products at a reasonable profit, which has the potential to force many out of business. Such conditions have affected and may continue to adversely affect our borrowers and, by extension, our business, and if general agricultural conditions decline our level of nonperforming assets could increase.
Adverse weather or manmade events could negatively affect our markets or disrupt our operations.
A significant portion of our business is generated in our California and Washington markets, which have been, and may continue to be, susceptible to natural disasters, such as flooding, mudslides, brush fires, earthquakes, droughts and other natural disasters and adverse weather. These natural disasters could negatively impact regional economic conditions, cause a decline in the value or destruction of mortgaged properties and increase the risk of delinquencies, foreclosures, or loss on loans originated by us, damage our banking facilities and offices, and negatively impact our growth strategy. Such weather events could disrupt operations, result in damage to properties, and negatively affect the local economies in the markets where we operate. We cannot predict whether or to what extent damage that may be caused by future weather or manmade events will affect our operations or the economies in our current or future market areas, but such events could negatively impact economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or destruction of properties securing our loans, and an increase in delinquencies, foreclosures, or loan losses as uninsured property losses, interruptions of our clients’ operations or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Our business or results of operations may be adversely affected by these and other negative effects of natural or manmade disasters. Further, severe weather, natural disasters, acts of war or terrorism, and other external events could adversely affect us in a number of ways, including an increase in delinquencies, bankruptcies, or defaults that could result in a higher level of non-performing assets, net charge-offs, and provision for loan losses. A natural disaster or other catastrophic event could, therefore, result in decreased revenue and loan losses that have a material adverse effect on our business, financial condition and results of operations.
We depend on the accuracy and completeness of information about clients and counterparties.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our clients’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the client. We also may rely on client representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting, and reputation could be negatively affected if we rely on materially misleading, false, inaccurate, or fraudulent information.
We are subject to environmental risk in our lending activities.
Because a significant portion of our loan portfolio is secured by real property, we may foreclose upon and take title to such property in the ordinary course of business. If hazardous substances are found on such property, we could be liable for remediation costs, as well as for personal injury and property damage. Environmental laws might require us to incur substantial expenses, materially reduce the property’s value, or limit our ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on our financial condition and results of operations.
We face risks related to our operational, technological and organizational infrastructure.
Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees, or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our clients and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing clients and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. Our future success will depend in part upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to provide secure electronic environments and create additional efficiencies in our operations as we continue to grow and expand our market area. We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. In connection with implementing new operational and technology enhancements or products in the future, we may experience certain operational challenges (e.g. human error, system error, incompatibility, etc.) which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner. Many of our larger competitors have substantially greater resources to invest in operational and technological infrastructure. As a result, they may be able to offer additional or more convenient products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our clients, which could adversely affect our business, financial condition and results of operations.
In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations.
As a bank, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware or other cyber-attacks. There continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity related incidents in recent periods. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and employees and subjecting them to potential fraudulent activity. We are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act, however, some of our clients may have been affected by these breaches, which could increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us.
The secure maintenance and transmission of confidential information, as well as execution of transactions over the networks and systems maintained by us, our clients and third party vendors, such as our online banking or reporting systems, are essential to protect us and our clients against fraud and security breaches and to maintain the confidence of our clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our clients’ or counterparties’ confidential information, including employees. Furthermore, our cardholders use their debit and credit cards to make purchases from third parties or through third party processing services. As such, we are subject to risk from data breaches of such third party’s information systems or their payment processors. Such a data security breach could compromise our account information. We may suffer losses associated with reimbursing our clients for such fraudulent transactions on clients’ card accounts, as well as for other costs related to data security breaches, such as replacing cards associated with compromised card accounts.
In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions. Although we have developed and continue to invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, a breach of our systems could result in losses to us or our clients, our loss of business and/or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties, or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.
We depend on information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.
We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including client relationship management, internet banking, website, general ledger, deposit, loan servicing and wire origination systems. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our client relationship management, internet banking, website, general ledger, deposit, loan servicing and/or wire origination systems.
We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The Company may not be insured against all types of losses as a result of third party failures and insurance coverage may be inadequate to cover all losses resulting from system failures or other disruptions. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Additionally, the bank regulatory agencies expect financial institutions to be responsible for all aspects of our vendors’ performance, including aspects which they delegate to third parties. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber-attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.
We are subject to certain operational risks, including, but not limited to, client or employee fraud and data processing system failures and errors.
Employee errors and employee and client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our clients or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and client or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.
If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses.
Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report, analyze and control the types of risk to which we are subject. These risks include liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk, and reputational risk, among others. We also maintain a compliance program to identify, measure, assess, and report on our adherence to applicable laws, policies and procedures. While we assess and improve these programs on an ongoing basis, there can be no assurance that our risk management or compliance programs, along with other related controls, will effectively mitigate all risk and limit losses in our business. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. If our framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be materially and adversely affected. We could also be subject to potentially adverse regulatory consequences.
We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards could materially impact our financial statements.
From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.
We are or may become involved from time to time in legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.
Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the financial crisis, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of  “held for sale” assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.
Many aspects of our business involve substantial risk of legal liability. We have been named or threatened to be named as defendants in various lawsuits arising from our business activities (and in some cases from the activities of companies that we have acquired), including, but not limited to, commercial real estate mortgages. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In addition, from time to time, we may become the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the Consumer Financial Protection Bureau (“CFPB”), the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.
Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
A change in the tax laws relating to like-kind exchanges could adversely affect our business.
We offer escrow services and facilitate tax-deferred commercial exchanges under Section 1031 of the Code to generate non-interest income and low cost deposits. As of December 31, 2017, deposit balances associated with these operations totaled $14.1 million.
Section 1031 of the Code provides for tax-free exchanges of real property for other real property. Legislation has been proposed on several occasions that would repeal or restrict the application of Section 1031. Any repeal or significant change in the tax rules pertaining to like-kind exchanges could adversely affect results of operations.
Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.
Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management’s judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.
Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include policies related to the allowance for loan losses, securities, purchased credit impaired (“PCI”) loans, business combinations, loan sales and servicing of financial assets, goodwill and income taxes. See Note 1 of the Company’s Consolidated Financial Statements included as part of this prospectus for further information. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, experience additional impairment in our securities portfolio or record a valuation allowance against our deferred tax assets. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
As a result of this offering, we will become subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
The financial reporting resources we have put in place may not be sufficient to ensure the accuracy of the additional information we are required to disclose as a publicly listed company.
As a result of becoming a publicly listed company, we will be subject to the heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure. Complying with these standards requires enhancements to the design and operation of our internal control over financial reporting as well as additional financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations.
If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to report our financial results accurately and timely could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the Nasdaq Global Select Market, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.
We have not performed an evaluation of our internal control over financial reporting, as contemplated by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses may have been identified. In addition, the JOBS Act provides that, so long as we qualify as an emerging growth company, we will be exempt from the provisions of Section 404(b) of the

Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. We may take advantage of this exemption so long as we qualify as an emerging growth company.
Risks Related to the Regulation of Our Industry
Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
The banking industry is highly regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, clients, the public, the banking system as a whole or the FDIC Deposit Insurance Fund, not for the protection of our shareholders and creditors. We are subject to regulation and supervision by the Federal Reserve, and our Bank is subject to regulation and supervision by the Federal Reserve and the California Department of Business Oversight, Division of Financial Institutions, or DBO. Compliance with these laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance costs. The Dodd-Frank Act, which imposes significant regulatory and compliance changes on financial institutions, is an example of this type of federal regulation. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept and the rates we may pay on such deposits, maintenance of adequate capital and liquidity, changes in control of us and our Bank, transactions between us and our Bank, handling of nonpublic information, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, including our merger and acquisition transaction, and there is risk that such approvals may not be granted, either in a timely manner or at all. These requirements may constrain our operations, and the adoption of new laws and changes to or repeal of existing laws may have a further impact on our business, financial condition and results of operations. Also, the burden imposed by those federal and state regulations may place banks in general, including our Bank in particular, at a competitive disadvantage compared to their non-bank competitors. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition and results of operations.
Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. Future changes may have a material adverse effect on our business, financial condition and results of operations.
Federal and state regulatory agencies may adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulations to us. Compliance with current and potential regulation, as well as regulatory scrutiny, may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital, and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance and respond to any regulatory inquiries or investigations. We may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations, particularly as a result of regulations adopted under the Dodd-Frank Act. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our financial condition and results of operations.
In addition, regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, risk management or other operational practices for financial service companies in a manner that impacts our ability to implement our strategy and could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of laws and regulations and their assessment of the quality of our loan portfolio, securities portfolio and other assets. If any regulatory agency’s assessment of the quality of our assets, operations, lending practices, investment practices, capital structure or other aspects of our business differs from our assessment, we may be required to take additional charges or undertake, or refrain from taking, actions that could have a material adverse effect on our business, financial condition and results of operations. Our banking regulators also have the ability to imposed conditions on us in connection with their approval of a merger or acquisition transaction.
We may be adversely affected by changes in U.S. tax laws and regulations.
The Tax Cuts and Jobs Act was signed into law in December 2017 reforming the U.S. tax code. The legislation includes lowering the 35% corporate tax rate to 21%, modifying the U.S. taxation of income earned outside the U.S. and limiting or eliminating various deductions, tax credits and/or other tax preferences. While we expect to benefit on a prospective net income basis from the decrease in corporate tax rates, the legislation has resulted in a $2.7 million decrease in the value of our deferred tax asset, which resulted in a material reduction to net income during the year ended December 31, 2017. In addition, the legislation could negatively impact our clients because it lowers the existing caps on mortgage interest deductions and limits the state and local tax deductions. These changes could make it more difficult for borrowers to make their loan payments and could also negatively impact the housing market, which could adversely affect our business and loan growth.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve.
Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.
Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to remediate adverse examination findings or comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect our business.
We are subject to supervision and regulation by federal and state banking agencies that periodically conduct examinations of our business, including compliance with laws and regulations. Specifically, our subsidiary, United Business Bank, is subject to examination by the Federal Reserve and the DBO, and the Company is subject to examination by the Federal Reserve. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of our operations had become unsatisfactory, or that we or our management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to require us to remediate any such adverse examination findings.
In addition, these agencies have the power to take enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place our Bank into receivership or conservatorship. Any regulatory enforcement action against us could have a material adverse effect on our business, financial condition and results of operations.
Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.
We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive state and federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.
Federal Deposit Insurance Corporation (“FDIC”) deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.
As a member institution of the FDIC, our subsidiary, United Business Bank, is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by December 31, 2020. As a result of this requirement, the Bank could be required to pay significantly higher premiums or additional special assessments that would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to us.
As a result of the Dodd-Frank Act and rulemaking, we are subject to more stringent capital requirements.
In July 2013, the U.S. federal banking authorities approved new regulatory capital rules implementing the Basel III regulatory capital reforms effecting certain changes required by the Dodd-Frank Act. The new regulatory capital requirements are generally applicable to all U.S. banks as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $1.0 billion). The new regulatory capital rules not only increase most of the required minimum regulatory capital ratios, but also introduce a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The new regulatory capital rules also expand the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a “well-capitalized” depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. In order to be a “well-capitalized” bank holding company, an institution must maintain a Tier 1 capital ratio of 6% or more; and a total capital ratio of 10% or more. Banks and bank holding companies must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. The new regulatory capital rules became effective on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for certain of the changes. Previously, as a bank holding company with less than $1.0 billion in consolidated assets, the Company was not subject to consolidated capital requirements. During the course of 2017, the Company’s consolidated assets exceeded $1.0 billion and, as a result, the Company is now subject to capital requirements with a phase-in period that generally extends through January 1, 2019 for certain of the changes, as discussed above.
The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.
We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal and state banking and other agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution’s compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the denial of regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.
Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.
We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things (i) imposes certain limitations on our ability to share nonpublic personal information about our clients with nonaffiliated third parties, (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission and the CFPB, as well as at the state level, such as with regard to mobile applications.
Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
The Federal Reserve may require us to commit capital resources to support the Bank.
As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Common Stock and This Offering
An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.
Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. While our common stock has been approved for listing on the Nasdaq Global Select Market, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices, and times desired.
The trading price of our common stock may be volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including:
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general economic conditions and overall market fluctuations;

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actual or anticipated fluctuations in our quarterly or annual operating results;

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operating and stock price performance of other companies that investors deem comparable to us;

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announcements by us or our competitors of significant acquisitions, dispositions, innovations or new programs and services;

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the public reaction to our press releases, our other public announcements and our filings with the SEC;

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changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

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changes in earnings estimates by securities analysts or our ability to meet those estimates;

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the operating and stock price performance of other comparable companies;

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the trading volume of our common stock;

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new technology used, or services offered by, competitors;

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changes in business, legal or regulatory conditions, or other developments affecting participants in our industry, and publicity regarding our business or any of our significant clients or competitors;

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changes in accounting standards, policies, guidance, interpretations or principles;

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future sales of our common stock by us, directors, executives and significant shareholders; and

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other news, announcements, or disclosures (whether by us or others) related to us, our competitors, our core markets, or the bank and non-bank financial services industries.

The realization of any of the risks described in this “Risk Factors” section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market experiences extreme volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect investor confidence and could affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, we could incur substantial costs and it could divert the attention of senior management and have a material adverse effect on our business, financial condition and results of operations.
Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.
We will use a portion of the net proceeds from the offering to repay a $6.0 million term loan with an interest rate of 4.71% and will use the remaining net proceeds to support our organic growth and for other general corporate purposes, including to fund future acquisitions of financial institutions (although we do not have any definitive agreements in place to make any such acquisitions at this time) and to maintain our capital and liquidity ratios at acceptable levels. We are not required, however, to apply any portion of the remaining net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the remaining net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in the foreseeable future is if the price of our common stock appreciates.
Our board of directors has not declared a dividend on our common stock since our inception. Our ability to pay dividends on our common stock is dependent on the Bank’s ability to pay dividends to us, which is limited by applicable laws and banking regulations. Our ability to pay dividends on our common stock may in the future be restricted by the terms of any debt or preferred securities we may incur or issue. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. In addition, if required payments on our outstanding debt obligations, including our junior subordinated debentures held by our unconsolidated subsidiary trust, are not made or suspended, we may be prohibited from paying dividends on our common stock. Accordingly, shares of common stock should not be purchased by persons who need or desire dividend income from their investment.
New investors in our common stock will experience immediate and substantial book value dilution after this offering.
The initial public offering price of our common stock will be substantially higher than the pro forma tangible book value per share of the outstanding common stock immediately after the offering. Based on the initial public offering price of  $22.00 per share, and our net tangible book value as of December 31, 2017, if you purchase common stock in this offering, you will pay more for your shares than our existing tangible book value per share and you will suffer immediate dilution from the public offering price of approximately $6.40 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.
If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have 10,363,445 shares of common stock outstanding, or 10,791,127 shares if the underwriters exercise in full their option to purchase additional shares. Our directors and executive officers, will be subject to the 180 day lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and the holding periods have elapsed, 494,348 additional shares of our outstanding common stock will be eligible for sale in the public market. In addition, the underwriters may, at any time and without notice, release all or a portion of the shares subject to lock-up agreements. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and could result in a decline in the value of the shares of our common stock purchased in this offering.
In addition, immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act of 1933, as amended, or the Securities Act, covering the 450,000 shares of our common stock that may be issued in the future under our 2017 Omnibus Equity Incentive Plan, as described further under “Executive and Director Compensation — Equity Incentive Compensation Plans.” Accordingly, subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our executive officers and directors and immediately after the lock-up agreements expire by our executive officers and directors. If a large number of shares are sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.
We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.
If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.
The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.
A future issuance of stock could dilute the value of our common stock.
We may sell additional shares of common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of this offering, there will be 10,363,445 shares of our common stock issued and outstanding (or 10,791,127 if the underwriters exercise in full their option to purchase additional shares). Those shares outstanding do not include the potential issuance, as of December 31, 2017, of 450,000 shares of our common stock subject to issuance under our equity incentive plan including the shares of restricted stock to be issued to our directors and executive officers in connection with the consummation of this offering. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of common stock. We cannot predict the size of future issuances of our common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Although there are currently no shares of our preferred stock issued and outstanding, our articles of incorporation authorize us to issue up to 10,000,000 shares of one or more series of preferred stock. The board also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.
The holders of our existing debt obligations, as well as debt obligations that may be outstanding in the future, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.
In the event of any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of the date of this prospectus, we had outstanding senior debt obligations relating to a $6.0 million term loan which we will repay with the proceeds from this offering, and $5.4 million aggregate principal (net of mark-to-market adjustments) of junior subordinated debentures issued in connection with the sale of trust preferred securities by a statutory business trust which we assumed in our acquisition of United Business Bank, FSB. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Our debt obligations are senior to our shares of common stock. We must make payments on our debt obligations before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. We may defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our common stock. At December 31, 2017, we were current on all interest payments. To the extent that we issue additional debt obligations or junior subordinated debentures, the additional debt obligations or additional junior subordinated debentures will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.
An investment in our common stock is not an insured deposit.
An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.
We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company.
In addition, even if we comply with the greater disclosure obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of these reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors and securities analysts may find it more difficult to evaluate our common stock because we may rely on one or more of these exemptions, and, as a result, investors may find our common stock less attractive if we rely on the exemptions, which may result in a less active trading market, increased volatility in our stock price and investor confidence and the market price of our common stock may be materially and adversely affected.
Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.
We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, financial results or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Certain laws and provisions of our corporate governance documents may have an anti-takeover effect.
The following is a summary of certain provisions of law and our Articles of Incorporation and Bylaws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.
Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock following completion of this offering, generally creates a rebuttable presumption that the acquirer “controls” the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank.
Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the DBO has approved such acquisition of control. A person would be deemed to have acquired control of BayCom if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of BayCom, or (2) to direct or cause the direction of the management and policies of BayCom. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control BayCom.
Our authorized shares of common stock or preferred stock may be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. Under our Articles of Incorporation, our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. In addition, our Bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to our Board of Directors or the proposal by shareholders of business to be acted upon at any annual or special meeting of shareholders.
For additional information, see “Description of Capital Stock — Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus includes “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the following:
•
the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and non-performing assets, and may result in our allowance for loan losses not being adequate to cover actual losses and require us to materially increase our reserves;

•
changes in economic conditions in general and in California, Washington, and New Mexico;

•
changes in the levels of general interest rates and the relative differences between short and long-term interest rates, loan and deposit interest rates;

•
our net interest margin and funding sources;

•
fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•
secondary market conditions for loans and our ability to sell loans in the secondary market;

•
results of examinations of us by regulatory authorities and the possibility that any such regulatory authority may, among other things, limit our business activities, require us to change our business mix, increase our allowance for loan and lease losses, write-down asset values or increase our capital levels, or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•
risks related to our acquisition strategy, including our ability to identify suitable acquisition candidates, exposure to potential asset and credit quality risks and unknown or contingent liabilities, the need for capital to finance such transactions, our ability to obtain required regulatory approvals and possible failures in realizing the anticipated benefits from acquisitions;

•
challenges arising from attempts to expand into new geographic markets, products, or services;

•
our ability to successfully integrate any assets, liabilities, clients, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•
legislative or regulatory changes that adversely affect our business including changes in banking, securities and tax law, and regulatory policies and principles, or the interpretation of regulatory capital or other rules, including changes related to Basel III;

•
the impact of the Dodd-Frank Act and the implementing regulations;

•
our ability to attract and retain deposits;

•
increases in premiums for deposit insurance;

•
our ability to control operating costs and expenses;

•
the use of estimates in determining fair value of certain of our assets and liabilities, which estimates may prove to be incorrect and result in significant changes in valuation;

•
difficulties in reducing risk associated with the loans and securities on our balance sheet;

•
staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges;

•
the failure or security breach of computer systems on which we depend, or the occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents;

•
the effectiveness of our risk management framework;

•
disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems or on the third-party vendors who perform several of our critical processing functions, which could expose us to litigation or reputational harm;

•
an inability to keep pace with the rate of technological advances;

•
our ability to retain key members of our senior management team and our ability to attract, motivate and retain qualified personnel;

•
costs and effects of litigation, including settlements and judgments;

•
our ability to implement our business strategies and manage our growth;

•
future goodwill impairment due to changes in our business, changes in market conditions, or other factors;

•
our ability to manage loan delinquency rates;

•
liquidity issues, including our ability to raise additional capital, if necessary;

•
the loss of our largest loan and depositor relationships;

•
the occurrence of adverse weather or manmade events, which could negatively affect our core markets or disrupt our operations;

•
increased competitive pressures among financial services companies;

•
changes in consumer spending, borrowing and savings habits;

•
the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•
our ability to pay dividends on our common stock, and interest or principal payments on our junior subordinated debentures;

•
adverse changes in the securities markets;

•
inability of key third-party providers to perform their obligations to us;

•
changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•
the costs and obligations associated with being a public company;

•
the economic impact of war or any terrorist activities; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; and

•
other factors that are discussed in “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
The net proceeds to us from the sale of our common stock in the offering will be approximately $58.0 million (or approximately $66.8 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
We will use a portion of the net proceeds from the offering to repay our $6.0 million term loan with an interest rate of 4.71% that matures in April 2022 and intend to use the remainder to support our organic growth and for other general corporate purposes, including to fund potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy, and to maintain our capital and liquidity ratios at acceptable levels. We do not have any definitive agreements in place to make any acquisitions at this current time.
Except for the repayment of the $6.0 million term loan, we have not allocated any portion of net proceeds to be received by us in this offering for a particular purposes. Our management will have broad discretion over how the remaining proceeds received by us in the offering are used. Proceeds received in the offering will be invested in short-term investments until needed for the uses described above.

DIVIDEND POLICY
We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including:
•
our historical and projected financial condition, liquidity and results of operations;

•
our capital levels and requirements;

•
statutory and regulatory prohibitions and other limitations;

•
any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements;

•
our business strategy, including any potential acquisitions;

•
tax considerations;

•
general economic conditions; and

•
other factors deemed relevant by our board of directors.

As a California corporation, we are subject to certain restrictions on dividends under the California General Corporation Code (“CGCL”). Generally, a California corporation may pay dividends to its shareholders if the corporation’s retained earnings equal at least the amount of the proposed distribution plus the preferential dividend arrears amount (if any) of the corporation, or if immediately after the distribution, the value of the corporation’s assets would equal or exceed its total liabilities plus the preferential dividend arrears amount (if any). In addition, if required payments on our outstanding debt obligations, including our junior subordinated debentures held by our unconsolidated subsidiary trust, are not made or suspended, we may be prohibited from paying dividends on our common stock.
Since we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of the Bank is subject to the discretion of its board of directors. The Bank is not obligated to pay dividends. If the Bank is “significantly undercapitalized” under the applicable federal bank capital standards, or if the Bank is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, the FDIC may choose to require the Bank to receive prior approval for any capital distribution from the Federal Reserve. In addition, the Bank generally is prohibited from making a capital distribution if such a distribution would cause the Bank to be “undercapitalized” under applicable federal bank capital standards. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us under California law. For more information, see “Supervision and Regulation — United Business Bank — Capital Requirements,” “—  United Business Bank — Dividends” and “— BayCom Corp — Dividends.”

CAPITALIZATION
The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2017:
•
on an actual basis; and

•
on an as adjusted basis after giving effect to (i) the $58.0 million of net proceeds from the sale by us of our common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares from us to cover over-allotments, if any) at an initial public offering price of  $22.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the repayment in full of the outstanding balance on our $6.0 million term loan. See “Use of Proceeds” for additional information.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
	As of December 31, 2017
	Actual	As Adjusted
	(Dollars in thousands)
Indebtedness:
Subordinated debentures(1)	$6,392	$6,392
Long-term debt(2)	6,000	—
Total indebtedness	$12,392	$6,392
Shareholders’ equity:
Preferred stock – no par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Common stock – no par value, 100,000,000 authorized; 7,496,995 shares outstanding (actual) and 10,348,213 shares outstanding as adjusted	$81,307	$139,270
Additional paid-in capital	287	287
Accumulated other comprehensive income	213	213
Retained earnings	36,828	36,828
Total shareholders’ equity	$118,635	$176,598
Book value and tangible book value per share
Book value per share	$15.82	$17.06
Tangible book value per share(3)	13.81	15.60
Capital ratios (Basel III guidelines):
Tier 1 leverage ratio	8.73%	12.84%
Common equity Tier 1 capital ratio	11.43%	17.22%
Tier 1 risk-based capital ratio	12.16%	17.91%
Total risk-based capital ratio	12.67%	18.40%
Tangible common equity to tangible assets(3)	8.41%	12.53%

(1)
Consists of debt issued in connection with our trust preferred securities.

(2)
Consists of a term loan which will be paid off with the net proceeds from the offering.

(3)
Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures. For a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures, see “Non-GAAP Financial Measures.”

(4)
The number of as adjusted shares of common stock issued includes the issuance and sale by us of 2,851,218 shares of our common stock in this offering. The actual and as adjusted numbers of shares of common stock issued excludes the shares of restricted stock that we expect to issue under our 2017 Omnibus Equity Incentive Plan in connection with the consummation of this offering. See “Executive and Director Compensation — Equity Awards in Connection with This Offering.”

DILUTION
If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per common share is equal to our total shareholders’ equity, less intangible assets, divided by the number of common shares outstanding. Our tangible equity as of December 31, 2017 was $103.5 million, or a tangible book value of  $13.81 per share.
After giving effect to our sale of 2,851,218 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares of our common stock to cover over-allotments, if any) at the initial public offering price of  $22.00 per share, and after deducting underwriting discounts and commissions and the estimated offering expenses, the pro forma tangible book value of our common stock at December 31, 2017 would have been approximately $161.5 million, or $15.60 per share. Therefore, this offering will result in an immediate increase of approximately $1.79 in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of approximately $6.40 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 29.1% of the initial public offering price.
The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:
Initial public offering price per share	$22.00
Tangible book value per share of common stock as of December 31, 2017	13.81
Increase in tangible book value per common share attributable to new investors	1.79
Pro forma tangible book value per common share upon completion of this offering	15.60
Dilution per common share to new investors in this offering	6.40
If the underwriters exercise their over-allotment in full, then our pro forma tangible book value as of December 31, 2017, would be approximately $170.3 million, or $15.80 per share, representing an immediate increase in tangible book value to our existing shareholders of approximately $1.99 per share and immediate dilution in tangible book value to investors purchasing shares in this offering of approximately $6.20 per share.
The following table summarizes, as of December 31, 2017, the number of shares of our common stock, the total consideration paid to us, and the average price per share paid by existing shareholders and by investors purchasing common stock in this offering, and the sale of the common stock offered hereby, at the initial public offering price of  $22.00 per share, before deducting the underwriting discounts and commissions and the estimated offering expenses (assuming the underwriters do not exercise their option to purchase additional shares from us):
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing shareholders as of December 31, 2017	7,496,995	72.4%	$103,498	62.3%	$13.81
Investors in this offering	2,851,218	27.6%	62,727	37.7%	22.00
Total	10,348,213	100.0%	$166,225	100.0%	$16.06

In addition, if the underwriter’s option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders as of December 31, 2017 will be further reduced to 69.6% of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 3,278,900 shares or 30.4% of the total number of shares of common stock to be outstanding upon the completion of this offering.
The table above excludes 450,000 shares of common stock reserved at December 31, 2017 for issuance under our 2017 Omnibus Equity Incentive Plan, including the shares of restricted stock to be issued under the plan in connection with the consummation of this offering. See “Executive and Director Compensation — Equity Awards in Connection with This Offering.” In connection with the exercise of any stock options or if other equity awards are issued under our 2017 Omnibus Equity Incentive Plan, investors purchasing in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK
Prior to this offering, there has been no established public market for our common stock. Our common stock is currently quoted on the OTCQB, Over the Counter Marketplace, under the symbol “BCML.” Trading in shares of our common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. As of December 31, 2017, there were approximately 615 holders of record of our common stock.
We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.
The following table sets forth the high and low bid prices per share for the calendar quarters indicated for our common stock on the OTCQB based upon information provided by OTCQB or other reliable sources. There is no assurance that trading in our common stock will be at prices similar to those at which our common stock has been traded. High and low bid prices reported on the OTCQB reflect inter-dealer quotations without retail markup, markdown or commissions, and may not necessarily represent actual transactions.
	Trading Price		Shares Traded
	High	Low
2016
First quarter	$13.25	$11.96	107,500
Second quarter	12.15	11.56	225,000
Third quarter	12.42	11.99	660,600
Fourth quarter	14.92	12.30	371,600
2017
First quarter	$16.75	$14.80	199,200
Second quarter	17.45	16.35	256,400
Third quarter	18.00	16.90	434,900
Fourth quarter	19.75	17.80	1,055,700
2018
First quarter	$23.50	$19.25	980,500
Second quarter (through May 3, 2018)	22.75	21.35	272,077

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial and Other Data” and our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.
BayCom was approved by the banking regulators as the holding company for the Bank in 2017. Accordingly, for the year ended December 31, 2017, the following discussion presents our results of operations and financial condition on a consolidated basis. For years prior to 2017, the following discussion presents our results of operations and financial condition for the Bank. However, because we conduct all of our material business operations through the Bank, the entire discussion relates to activities primarily conducted by the Bank.
Background and Overview
BayCom is a bank holding company headquartered in Walnut Creek, California. BayCom’s wholly owned banking subsidiary, United Business Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through our network of 17 full service branches located in Northern and Central California, Seattle, Washington and Albuquerque, New Mexico.
Since 2010, we have completed a series of five acquisitions with aggregate total assets of approximately $892.2 million and total deposits of approximately $768.6 million. We have sought to integrate the banks we acquire into our existing operational platform and enhance shareholder value through the creation of efficiencies within the combined operations. In April 2017, we completed our largest acquisition to date when we acquired United Business Bank, FSB headquartered in Oakland, California, which increased our deposits by approximately $428.0 million, consisting primarily of lower cost stable core deposits from a strong network of relationships with labor unions. At the time of acquisition, United Business Bank, FSB had total assets of approximately $473.1 million, which significantly increased our total asset size and provided us with nine full-service banking offices in Albuquerque, New Mexico; Long Beach, Oakland, Sacramento, San Francisco, San Jose and Glendale, California; and Seattle, Washington. We integrated the United Business Bank, FSB’s branches and recognized the opportunity to consolidate two branches, one of which was completed in January 2017 and the other was completed in April 2018. In addition, in November 2017 we acquired Plaza Bank, with one branch located in Seattle, Washington. At the time of the acquisition, Plaza Bank had total assets of approximately $75.8 million and deposits of  $54.2 million.
Our principal objective is to continue to increase shareholder value and generate consistent earnings growth by expanding our commercial banking franchise through both strategic acquisitions and organic growth. We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions and believe our targeted market areas present us with many and varied acquisition opportunities. We are also focused on continuing to grow organically and believe the markets in which we operate currently provide meaningful opportunities to expand our commercial client base and increase our current market share. We believe our geographic footprint, which includes the San Francisco Bay area and the metropolitan markets of Los Angeles and Seattle and other community markets including Albuquerque, New Mexico, provides us with access to low cost, stable core deposits in community markets that we can use to fund commercial loan growth. We strive to provide an enhanced banking experience for our clients by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality, relationship-based client service of a community bank.

As of December 31, 2017, the Company had total consolidated assets of  $1.25 billion, total consolidated deposits of  $1.10 billion and total consolidated shareholders’ equity of  $118.6 million. Total assets increased $570.5 million, or 84.5%, to $1.25 billion at December 31, 2017 from $675.3 million at December 31, 2016, primarily as a result of growth in our loan portfolio from our acquisitions of United Business Bank, FSB and Plaza Bank in 2017.
We continue to focus on growing our commercial loan portfolios through acquisitions as well as organic growth. At December 31, 2017, we had $894.8 million in total loans. Of this amount $399.9 million, or 44.7%, consisted of loans we acquired (all of which were recorded to their estimated fair values at the time of acquisition), and $494.9 million, or 55.3%, consisted of loans we originated.
We had net income of  $5.3 million for the year ended December 31, 2017, compared to $5.9 million for the year ended December 31, 2016. Fully diluted earnings per common share were $0.81 for the year ended December 31, 2017, compared to $1.09 for the year ended December 31, 2016. The results of operations for the year ended December 31, 2017, were impacted by $3.5 million of merger related expenses, compared to none in the year ended December 31, 2016, and a $2.7 million income tax adjustment to the Company’s deferred tax asset related to the December 22, 2017 enactment of the Tax Cuts and Jobs Act. The effect of these adjustments reduced earnings per share by $0.77 for the year ended December 31, 2017.
The profitability of our operations depends primarily on our net interest income after provision for loan losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for loan losses. The provision for loan losses is dependent on changes in our loan portfolio and management’s assessment of the collectability of our loan portfolio as well as prevailing economic and market conditions. Our net income is also affected by non-interest income and non-interest expenses. Non-interest income and non-interest expenses are impacted by the growth of our banking operations and growth in the number of loan and deposit accounts both organically and through strategic acquisitions. Set forth below is a discussion of the primary factors we use to evaluate and manage our results of operations:
Net interest income.   Net interest income represents interest income less interest expense. We generate interest income from interest and fees received on interest-earning assets, including loans and investment securities and dividends on Federal Home Loan Bank of San Francisco (“FHLB”) and Federal Reserve Bank of San Francisco (“FRB”) stock we own. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits and borrowings. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest-earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest margin; and (iv) the regulatory risk weighting associated with the assets. Net interest margin is calculated as the annualized net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.
Changes in market interest rates, the slope of the yield curve, and interest we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, usually have the largest impact on changes in our net interest spread, net interest margin and net interest income during a reporting period.
Noninterest income.   Noninterest income consists of, among other things: (i) service charges on loans and deposits; (ii) gain on sale of loans; and (iii) other noninterest income. Gain on sale of loans includes income (or losses) from the sale of the guaranteed portion of SBA loans, capitalized loan servicing rights and other related income. Fair value adjustments to the value of loan servicing rights are also included in noninterest income.

Noninterest expense.   Noninterest expense includes, among other things: (i) salaries and related benefits; (ii) occupancy and equipment expense; (iii) data processing; (iv) FDIC and state assessments; (v) outside and professional services; (vi) amortization of intangibles; and (vii) other general and administrative expenses. Salaries and related benefits include compensation, employee benefits and employment tax expenses for our personnel. Occupancy expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Data processing expense includes data fees paid to our third-party data processing system provider and other data service providers. FDIC and state assessments expense represents the assessments that we pay to the FDIC for deposit insurance and other regulatory costs to various states. Outside and professional fees include legal, accounting, consulting and other outsourcing arrangements. Amortization of intangibles represents the amortization of our core deposit intangible from various acquisitions. Other general and administrative expenses include expenses associated with travel, meals, training, supplies and postage. Noninterest expenses generally increase as we grow our business. Noninterest expenses have increased significantly over the past few years as we have grown through acquisitions and organically, and as we have built out our operational infrastructure.
Comparison of Financial Condition at December 31, 2017 and 2016
Total assets.   Total assets increased $570.5 million, or 84.5%, to $1.25 billion at December 31, 2017 from $675.3 million at December 31, 2016. The increase was primarily due to a $385.8 million, or 76.5%, increase in total loans receivable, net. During 2017, we acquired two financial institutions which accounted for $548.9 million of the $570.5 million increase in assets during the year ended December 31, 2017.
Cash and cash equivalents.   Cash and cash equivalents increased $121.2 million, or 94.2%, to $249.9 million at December 31, 2017 from $128.7 million at December 31, 2016. The increase was primarily due to the net cash received of  $85.0 million related to our two financial institution acquisitions during the year ended December 31, 2017, in addition to cash received from an increase in client deposits. We intend to invest our excess cash in marketable securities until such funds are needed to support loan growth or other operating or strategic initiatives.
Securities available-for-sale.   Our investment policy is established by the board of directors and monitored by the board’s risk committee. It is designed primarily to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complements our lending activities. The policy dictates the criteria for classifying securities as either available-for-sale or held-to-maturity. The policy permits investment in various types of liquid assets permissible under applicable regulations, which include U.S. Treasury obligations, U.S. Government agency obligations, some certificates of deposit of insured banks, mortgage-backed and mortgage-related securities, corporate notes and municipal bonds. Investment in non-investment grade bonds and stripped mortgage-backed securities is not permitted under the policy.
Investment securities available-for-sale increased $26.6 million, or 191.0%, to $40.5 million at December 31, 2017 from $13.9 million at December 31, 2016. The increase was primarily due to $36.0 million of investment securities acquired as part of our two financial institution acquisitions during the year ended December 31, 2017, in addition to purchases of investment securities of  $1.2 million during the year. These increases were partially offset by $7.7 million of maturities and repayment of securities, in addition to routine amortization of investment premiums and discounts. At December 31, 2017, all of our investment securities were classified as available-for-sale.

The following table sets forth the amortized cost and fair value of available-for-sale securities by type as of the dates indicated. At December 31, 2017, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies or United States Government Sponsored Enterprises.
	At December 31,
	2017		2016		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available-for-sale:
Municipal securities	$15,910	$16,047	$4,003	$4,081	$5,002	$5,160
Mortgage-backed securities	9,621	9,740	1,666	1,684	2,207	2,229
Collateralized mortgage obligations	1,758	1,750	1,732	1,770	2,813	2,825
U.S. Government Agencies	12,913	12,968	5,358	5,377	12,353	12,372
U.S. Treasury Obligations	—	—	1,008	1,006	1,031	1,029
Total	$40,202	$40,505	$13,767	$13,918	$23,406	$23,615

The following table sets forth certain information regarding contractual maturities and the weighted average yields of our investment securities as of the dates presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Yields are calculated on a pre-tax basis.
	Amount Due or Repricing Within:
	One Year or Less		Over One to Five Years		Over Five to Ten Years		Over Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale:
Municipal securities	$—	—	$2,525	1.85%	$8,795	2.34%	$4,590	2.93%	$15,910	2.43%
Mortgage-backed securities	1,401	2.95%	409	2.66%	2,704	2.86%	5,107	2.84%	9,621	2.85%
Collateralized mortgage obligations	—	—	—	—	1,152	2.04%	606	2.72%	1,758	2.27%
U.S. Government agencies	11,161	2.21%	1,752	1.56%	—	—	—	—	12,913	2.12%
Total	$12,562	2.29%	$4,686	1.81%	$12,651	2.42%	$10,303	2.87%	$40,202	2.43%

Loans receivable, net.   We originate a wide variety of loans with a focus on commercial real estate loans and commercial and industrial loans. Loans receivable, net of allowance for loan losses, increased $385.8 million, or 76.5%, to $890.1 million at December 31, 2017 from $504.3 million at December 31, 2016. The increase in loans receivable was primarily due the $381.3 million of loans acquired in connection with our two financial institution acquisitions during the year ended December 31, 2017. We also sold $22.3 million of the guaranteed portion of U.S. Small Business Administration (“SBA”) loans during 2017. The following table provides information about our loan portfolio by type of loan at the dates presented.
	As of December 31,
	2017		2016		2015		2014		2013
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Commercial and industrial	$114,373	12.8%	$70,987	14.0%	$71,357	15.4%	$71,248	21.8%	$73,430	28.9%
Real estate:
Residential	83,486	9.3%	30,498	6.0%	27,938	6.0%	25,312	7.8%	17,596	6.9%
Multifamily residential	113,759	12.7%	38,235	7.5%	36,778	7.9%	8,233	2.5%	920	0.4%
Owner occupied CRE	251,712	28,1%	145,200	28.6%	126,413	27.2%	80,813	24.7%	53,974	21.2%
Non-owner occupied CRE	293,332	32.9%	194,961	38.4%	174,007	37.5%	124,981	38.6%	93,371	36.7%
Construction and land	22,720	2.5%	19,745	3.9%	17,086	3.7%	12,548	3.9%	14,598	5.7%
Total real estate	765,009	85.5%	428,639	84.3%	382,222	82.3%	251,887	77.4%	180,459	71.0%
Consumer and other	1,096	0.1%	1,317	0.3%	967	0.2%	452	0.1%	289	0.1%
PCI loans	14,315	1.6%	7,407	1.5%	9,854	2.1%	2,112	0.6%	—	0.0%
Total loans	894,793	100.0%	508,350	100.0%	464,400	100.0%	325,699	100.0%	254,178	100.0%
Deferred loan fees and costs, net	(469)		(311)		(342)		(292)		(298)
Allowance for loan losses	(4,215)		(3,775)		(3,850)		(2,500)		(2,775)
Loans receivable, net	$890,109		$504,264		$460,208		$322,907		$251,105

The following table provides information about our loan portfolio segregated by legacy and acquired loans at the dates presented.
	2017			2016
	Legacy	Acquired	Total	Legacy	Acquired	Total
	(In thousands)
Commercial and industrial	$76,938	$37,435	$114,373	$67,925	$3,062	$70,987
Real estate:
Residential	19,771	63,715	83,486	24,494	6,004	30,498
Multifamily residential	34,041	79,718	113,759	35,334	2,901	38,235
Owner occupied CRE	150,419	101,293	251,712	112,247	32,953	145,200
Non-owner occupied CRE	195,670	97,662	293,332	174,499	20,462	194,961
Construction and land	17,028	5,692	22,720	19,010	735	19,745
Total real estate	416,929	348,080	765,009	365,584	63,055	428,639
Consumer and other	1,005	91	1,096	781	536	1,317
PCI loans	—	14,315	14,315	—	7,407	7,407
Total Loans	494,872	399,921	894,793	434,290	74,060	508,350
Deferred loan fees and costs, net	(469)	—	(469)	(311)	—	(311)
Allowance for loan losses	(4,215)	—	(4,215)	(3,775)	—	(3,775)
Net loans	$490,188	$399,921	$890,109	$430,204	$74,060	$504,264

The following table schedules illustrate the contractual maturity and repricing information for our loan portfolio at December 31, 2017. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. Purchased credit impaired loans are reported at their contractual interest rate. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.
	Maturing Within One Year	Maturing After One to Five Years	Maturing After Five Years	Total
	(In thousands)
Commercial and industrial	$27,437	$33,991	$52,945	$114,373
Real estate:
Residential	4,402	4,982	74,102	83,486
Multifamily residential	2,369	10,394	100,996	113,759
Owner occupied CRE	14,248	28,945	208,519	251,712
Non-owner occupied CRE	21,356	82,497	189,479	293,332
Construction and land	17,090	4,322	1,308	22,720
Total real estate	59,465	131,140	574,404	765,009
Consumer and other	1,054	—	42	1,096
PCI loans	1,900	3,167	9,248	14,315
Total loans	89,856	168,298	636,639	894,793
Deferred loan fees and costs, net	(469)	—	—	(469)
Allowance for loan losses	(4,215)	—	—	(4,215)
Loans receivable, net	$85,172	$168,298	$636,639	$890,109

The following table sets forth the amounts of loans by floating/adjustable or fixed rate maturing after December 31, 2018.
	Floating or Adjustable Rate	Fixed Rate	Total
	(In thousands)
Commercial and industrial	$30,300	$56,634	$86,934
Real estate:
Residential	55,404	23,679	79,083
Multifamily residential	107,139	4,252	111,391
Owner occupied CRE	155,957	81,509	237,466
Non-owner occupied CRE	204,753	67,222	271,975
Construction and land	4,558	1,073	5,631
Total real estate	527,811	177,735	705,546
Consumer and other	—	42	42
PCI loans	10,717	1,698	12,415
Total loans	$568,828	$236,109	$804,937

A significant portion of our loans are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” The following table presents the average age of our loan portfolio by category as of December 31, 2017:
As of December 31, 2017
Average Age (months)
Commercial and industrial	32
Real estate:
Residential	36
Multifamily residential	39
Owner occupied CRE	42
Non-owner occupied CRE	42
Construction and land	34
Consumer and other	62
Total	40
The following table sets forth the originations, purchases, sales and repayments of loans as of the dates indicated.
	For the Years Ended December 31,
	2017	2016	2015
	(In thousands)
Loans originated
Commercial and industrial	$35,817	$30,954	$33,948
Real estate:
Residential	5,323	11,985	6,967
Multifamily residential	6,465	5,808	23,151
Owner occupied CRE	41,180	43,102	47,309
Non-owner occupied CRE	50,345	62,862	66,715
Construction and land	26,801	—	23,546
Total real estate	130,114	123,757	167,688
Consumer and other	500	—	900
Total loans originated	166,432	154,711	202,536
Loans purchased
Net loans purchased in acquisition	381,336	—	75,935
Other loans purchased	5,808	—	—
Loans sold
Commercial and industrial	(6,445)	—	—
Real estate	(15,867)	—	(2,250)
Principal repayments	(144,979)	(109,494)	(137,570)
Transfer to real estate owned	—	(1,235)	—
Increase/(decrease) in allowance for loan losses and other items, net	(440)	75	(1,351)
Net increase in loans receivable and loans held for sale	$385,845	$44,056	$137,300

Nonperforming assets and nonaccrual loans.   Nonperforming assets consists of nonaccrual loans and other real estate owned. Nonperforming assets decreased $1.7 million or 90.5%, to $179,000 at December 31, 2017 from $1.9 million at December 31, 2016 due to the disposition of  $775,000 of other real estate owned and a $279,000 decrease in nonaccrual loans.
In general, loans are placed on non-accrual status after being contractually delinquent for more than 90 days, or earlier if management believes full collection of future principal and interest on a timely basis is unlikely. When a loan is placed on non-accrual status, all interest accrued but not received is charged against interest income. When the ability to fully collect non-accrual loan principal is in doubt, cash payments received are applied against the principal balance of the loan until such time as full collection of the remaining recorded balance is expected. Generally, loans with temporarily impaired values and loans to borrowers experiencing financial difficulties are placed on non-accrual status even though the borrowers continue to repay the loans as scheduled. Such loans are categorized as performing non-accrual loans and are reflected in non-performing assets. Interest received on such loans is recognized as interest income when received. A non-accrual loan is restored to an accrual basis when principal and interest payments are paid current and full payment of principal and interest is probable. Loans that are well secured and in the process of collection remain on accrual status.
Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan and lease losses. These acquired loans are segregated into three types: pass rated loans with no discount attributable to credit quality, non-impaired loans with a discount attributable at least in part to credit quality and impaired loans with evidence of significant credit deterioration.
•
Pass rated loans (typically performing loans) are accounted for in accordance with ASC Topic 310-20 “Nonrefundable Fees and Other Costs” as these loans do not have evidence of credit deterioration since origination.

•
Non-impaired loans (typically performing substandard loans) are accounted for in accordance with ASC Topic 310-30 if they display at least some level of credit deterioration since origination.

•
Impaired loans (typically substandard loans on non-accrual status) are accounted for in accordance with ASC Topic 310-30 as they display significant credit deterioration since origination.

For pass rated loans (non-purchased credit-impaired loans), the difference between the estimated fair value of the loans and the principal outstanding is accreted over the remaining life of the loans.
In accordance with ASC Topic 310-30, for both purchased non-impaired loans (performing substandard loans) and purchased credit-impaired loans, the loans are pooled by loan type and the difference between contractually required payments at acquisition and the cash flows expected to be collected is referred to as the non-accretable difference. Further, any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan pools when there is a reasonable expectation about the amount and timing of such cash flows.
Troubled debt restructured loans.   Troubled debt restructurings, also referred to as “TDRs” herein, which are accounted for under ASC Topic 310-40, are loans which have renegotiated loan terms to assist borrowers who are unable to meet the original terms of their loans. Such modifications to loan terms may include a below market interest rate, a reduction in principal, or a longer term to maturity. At December 31, 2017, we had four TDR loans totaling $1.0 million, three of which totaling $967,000 were performing according to their restructured terms. The performing TDR loans are not considered nonperforming assets as they continue to accrue interest despite being considered impaired due to the restructured status. TDR loans as of December 31, 2016 totaled $632,000, all of which were non-performing. PCI loans included in TDR loans totaled $794,000 and zero as of December 31, 2017 and 2016 respectively. There was no related allowance for loan losses on the TDR loans at either December 31, 2017 or December 31, 2016.
Potential problem loans.   Potential problem loans are those loans that are currently accruing interest and are not considered impaired, but which we are monitoring because the financial information of the borrower causes us concerns as to their ability to comply with their loan repayment terms. No loans which are past due 90 days or more are still accruing interest at December 31, 2017. Potential problem loans, not included in the non-performing loans, totaled $6.8 million at December 31, 2017.
Past due loans increased $1.0 million to $1.9 million at December 31, 2017 from $855,000 at December 31, 2016. The following table sets forth the amounts of past due loans as of December 31, 2017.
	Past Due Loans But Still Accruing:
	30 – 89 Days		Over 90 Days		Nonaccrual Loans
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Commercial and industrial	1	$96	—	$—	1	$13
Real estate:
Residential	1	349	—	—	—	—
Multifamily residential	1	132	—	—	—	—
Owner occupied CRE	1	336	—	—	1	78
Non-owner occupied CRE	2	978	—	—	1	88
Construction and land	—	—	—	—	—	—
Total real estate	5	1,795	—	—	2	166
Consumer and other	1	3	—	—	—	—
PCI loans	—	—	—	—	—	—
Total past due and nonaccrual loans	7	$1,894	—	$—	3	$179

The following table sets forth the non-performing loans, non-performing assets and troubled debt restructured loans as of the dates indicated:
	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Commercial and industrial	$13	$458	$334	$614	$40
Real estate:
Residential	—	—	—	241	—
Multifamily residential	—	—	—	—	—
Owner occupied CRE	78	—	—	—	778
Non-owner occupied CRE	88	632	—	—	—
Construction and land	—	—	—	—	—
Total real estate	166	632	—	241	778
Consumer and other	—	—	—	—	—
Total nonaccrual loans	179	1,090	334	855	818
More than 90 days past due and still accruing	—	—	—	—	—
Total of nonaccrual and 90 days past due loans	179	1,090	334	855	818
Real estate owned	—	775	—	2,103	2,040
Total nonperforming assets(1)	$179	$1,865	$334	$2,958	$2,858
Troubled debt restructurings – performing	$1,045	$632	$—	$—	$—
PCI loans	$14,315	$7,407	$9,854	$2,112	$—
Nonperforming assets to total assets(1)	0.01%	0.28%	0.05%	0.59%	0.83%
Nonperforming loans to total loans(1)	0.02%	0.22%	0.07%	0.26%	0.32%

(1)
Performing TDRs are not included in nonperforming loans above, nor are they included in the numerators used to calculate this ratio.

Loans under ASC Topic 310-30 are considered performing and are not included in nonperforming assets in the table above. At December 31, 2017, and 2016, we had no credit impaired loans under ASC Topic 310-30 that were 90 days past due and still accruing.
For the year ended December 31, 2017, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $8,000, none of which was included in interest income.
Allowance for loan losses.   The allowance for loan losses is maintained to cover losses that are estimated in accordance with GAAP. It is our estimate of credit losses inherent in our loan portfolio at each balance sheet date. Our methodology for analyzing the allowance for loan losses consists of general and specific components. For the general component, we stratify the loan portfolio into homogeneous groups of loans that possess similar loss potential characteristics and apply a loss ratio to these groups of loans to estimate the credit losses in the loan portfolio. We use both historical loss ratios and qualitative loss factors assigned to major loan collateral types to establish general component loss allocations. Qualitative loss factors are based on management’s judgment of company, market, industry or business specific data and external economic indicators, which may not yet be reflected in the historical loss ratios, and that could impact our specific loan portfolios. Management and the board of directors sets and adjusts qualitative loss factors by regularly reviewing changes in underlying loan composition and the seasonality of specific portfolios. Management and the board of directors also considers credit quality and trends relating to delinquency, non-performing and classified loans within our loan portfolio when evaluating qualitative loss factors. Additionally, management and the board of directors adjusts qualitative factors to account for the potential impact of external economic factors, including the unemployment rate, vacancy, capitalization rates, commodity prices and other pertinent economic data specific to our primary market area and lending portfolios.
For the specific component, the allowance for loan losses includes loans where management has concerns about the borrower’s ability to repay and on individually analyzed loans found to be impaired. Management evaluates current information and events regarding a borrower’s ability to repay its obligations and considers a loan to be impaired when the ultimate collectability of amounts due, according to the contractual terms of the loan agreement, is in doubt. If an impaired loan is collateral-dependent, the fair value of the collateral, less the estimated cost to sell, is used to determine the amount of impairment. If an impaired loan is not collateral-dependent, the impairment amount is determined using the negative difference, if any, between the estimated discounted cash flows and the loan amount due. For impaired loans, the amount of the impairment can be adjusted, based on current data, until such time as the actual basis is established by acquisition of the collateral or until the basis is collected. Impairment losses are reflected in the allowance for loan losses through a charge to the provision for credit losses. Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal.
In accordance with acquisition accounting, loans acquired from the United Business Bank, FSB, and Plaza Bank mergers were recorded at their estimated fair value, which resulted in a net discount to the loans contractual amounts, of which a portion reflects a discount for possible credit losses. Credit discounts are included in the determination of fair value and as a result no allowance for loan losses is recorded for acquired loans at the acquisition date. Although the discount recorded on the acquired loans is not reflected in the allowance for loan losses, or related allowance coverage ratios, we believe it should be considered when comparing the current ratios to similar ratios in periods prior to the acquisitions of United Business Bank, FSB, and Plaza Bank. The remaining net discount on these acquired loans was $8.7 million and $5.3 million at December 31, 2017 and 2016, respectively.

The following table presents an analysis of changes in the allowance for loan losses for the periods presented.
	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Allowance at beginning of period	$3,775	$3,850	$2,500	$2,775	$2,700
Provisions for loan losses	462	599	1,412	1,074	348
Recoveries:
Commercial and industrial	45	55	46	119	509
Residential	—	—	—	—	15
Owner occupied CRE	—	—	—	—	5
Consumer and other	—	12	—	—	—
Total recoveries	45	67	46	119	529
Charge-offs:
Commercial and industrial	(63)	(490)	(95)	(1,112)	(676)
Owner occupied CRE	—		—	(356)	(126)
Non-owner occupied CRE	(3)	(250)	—	—	—
Consumer and other	(1)	—	(13)	—	—
Total charge-offs	(67)	(741)	(108)	(1,468)	(802)
Net charge-offs	(22)	(673)	(62)	(1,349)	(273)
Balance at end of period	$4,215	$3,775	$3,850	$2,500	$2,775
Ratios
Allowance for loan losses as a percentage of total loans	0.47%	0.74%	0.83%	0.77%	1.09%
Allowance for loan losses to total loans excluding PCI loans	0.48%	0.75%	0.85%	0.77%	1.09%
Allowance for loan losses excluding acquired loans (loans not covered by the allowance)	0.85%	0.87%	1.08%	0.96%	1.25%
Allowance for loan losses as a percentage of total nonperforming loans	2,352.28%	346.33%	1,152.69%	84.49%	97.20%
Net charge-offs as a percentage of average loans outstanding during the period	0.00%	0.14%	0.02%	0.43%	0.11%

The following table shows the allocation of the allowance for loan losses at the indicated dates. The allocation is based upon an evaluation of defined loan problems, historical loan loss ratios, and industry-wide and other factors that affect loan losses in the categories shown below.
	As of December 31,
	2017			2016			2015
	Loan Balance	Allowance by Loan Category	Percent of Loans in Category to Total Loans	Loan Balance	Allowance by Loan Category	Percent of Loans in Category to Total Loans	Loan Balance	Allowance by Loan Category	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
Commercial and industrial	$114,373	$911	12.8%	$70,987	$1,072	14.0%	$71,357	$1,559	15.4%
Real estate:
Residential	83,486	163	9.3%	30,498	160	6.0%	27,938	144	6.0%
Multifamily residential	113,759	289	12.7%	38,235	407	7.5%	36,778	384	7.9%
Owner occupied CRE	251,712	1,105	28.1%	145,200	671	28.6%	126,413	494	27.2%
Non-owner occupied CRE	293,332	1,528	32.8%	194,961	1,156	38.4%	174,007	1,032	37.5%
Construction and land	22,720	216	2.5%	19,745	304	3.9%	17,086	234	3.7%
Total real estate	765,009	3,301	85.5%	428,639	2,698	84.3%	382,222	2,288	82.3%
Consumer and other	1,096	3	0.1%	1,317	5	0.3%	967	3	0.2%
PCI loans	14,315	—	1.6%	7,407	—	1.5	9,854	—	2.1%
Total loans	$894,793	$4,215	100.0%	$508,350	$3,775	100.0%	$464,400	$3,850	100.0%

	As of December 31,
	2014			2013
	Loan Balance	Allowance by Loan Category	Percent of Loans in Category to Total Loans	Loan Balance	Allowance by Loan Category	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
Commercial and industrial	$70,901	$1,368	21.8%	$73,430	$1,362	28.9%
Real estate:
Residential	25,312	285	7.8%	17,596	36	6.9%
Multifamily residential	8,233	11	2.5%	920	2	0.4%
Owner occupied CRE	68,821	178	21.1%	53,568	329	21.1%
Non-owner occupied CRE	125,737	362	38.7%	93,371	930	36.7%
Construction and land	24,131	293	7.4%	15,004	115	5.9%
Total real estate	252,234	1,457	77.4%	180,459	1,412	71.0%
Consumer and other	452	3	0.1%	289	1	0.1%
PCI loans	2,112	—	0.6%	—	—	—%
Total loans	$325,699	$2,500	100.0%	$254,178	$2,775	100.0%

The allowance for loan losses increased by $440,000, or 11.7%, to $4.2 million at December 31, 2017 from $3.8 million at December 31, 2016. Included in the carrying value of loans are net discounts on acquired loans which may reduce the need for an allowance for loan losses on these loans, because they are carried at their estimated fair value on the date on which they were acquired.
As of December 31, 2017, we identified $1.1 million in impaired loans, inclusive of  $179,000 of nonperforming loans and $954,000 of performing TDR loans. Of these impaired loans, only $13,000 had allowances for loan losses as their estimated collateral value or discounted expected cash flow is equal to or exceeds their carrying costs. As of December 31, 2016, we identified $1.1 million of nonperforming loans including $632,000 of non-performing TDR loans for a total of  $1.1 million of impaired loans. Of these impaired loans, $862,000 had no allowances for loan losses as their estimated collateral value or discounted expected cash flow is equal to or exceeds their carrying costs. The remaining $228,000 had related allowances for loan losses totaling $46,000.
Based on the established comprehensive methodology discussed above, management deemed the allowance for loan losses of  $4.2 million at December 31, 2017 (0.47% of loans receivable, net and 2,354.75% of nonperforming loans) appropriate to provide for probable incurred credit losses based on an evaluation of known and inherent risks in the loan portfolio at that date. This compares to an allowance for loan losses at December 31, 2016 of  $3.8 million (0.74% of loans receivable, net and 343.18% of nonperforming loans).
Management believes it has established our allowance for loan losses in accordance with GAAP, however, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is appropriate or that increased provisions will not be necessary should the quality of the loans deteriorate. Any material increase in the allowance for loan losses would adversely affect the Company’s financial condition and results of operations.
Deposits.   Deposits are our primary source of funding and consists of core deposits from the communities served by our branch and office locations. We offer a variety of deposit accounts with a competitive range of interest rates and terms to both consumers and businesses. Deposits include interest-bearing and non-interest-bearing demand accounts, savings, money market, certificates of deposit and individual retirement accounts. These accounts earn interest at rates established by management based on competitive market factors, management’s desire to increase certain product types or maturities, and in keeping with our asset/liability, liquidity and profitability objectives. Competitive products, competitive pricing and high touch client service are important to attracting and retaining these deposits.
Total deposits increased $513.5 million, or 86.9%, to $1.10 billion at December 31, 2017 from $590.8 million at December 31, 2016, primarily due to the $428.0 million of deposits acquired in the United Business Bank, FSB transaction and $54.2 million of deposits acquired in the Plaza Bank transaction and, to a lesser extent, organic growth. Demand deposits as a percentage of total deposits increased to 79.2% at December 31, 2017 from 72.7% at December 31, 2016.
The following table sets forth the dollar amount of deposits in the various types of deposit programs offer at the dates indicated. Information concerning average balances and rates paid by deposit type for the past three fiscal years is contained on page 78 of this prospectus.
	December 31,
	2017			2016			2015
	Amount	Percent of Total Deposits	Increase/ (Decrease)	Amount	Percent of Total Deposits	Increase/ (Decrease)	Amount	Percent of Total Deposits	Increase/ (Decrease)
	(Dollars in thousands)
Noninterest-bearing demand	$327,309	29.6%	$198,612	$128,697	21.8%	$(23,316)	$152,013	28.0%	$27,785
Money market	356,640	32.3%	108,908	247,732	41.9%	37,209	210,523	38.7%	67,495
Interest-bearing demand and savings	191,550	17.3%	138,364	53,186	9.0%	(796)	53,982	9.9%	11,221
Time deposits – $250,000 or less	128,521	11.7%	47,712	80,809	13.7%	7,271	73,538	13.6%	2,843
Time deposits – more than $250,000	100,285	9.1%	19,950	80,335	13.6%	27,087	53,248	9.8%	(3,981)
Total	$1,104,305	100.0%	$513,546	$590,759	100.0%	$47,455	$543,304	100.0%	$105,363

The following table shows time deposits by maturity and rate as of December 31, 2017.
	One Year or Less	After One Year Through Two Years	After Two Years Through Three Years	After Three Years	Total
	(In thousands)
0.00 – 0.99%	$95,970	$10,775	$872	$336	$107,953
1.00 – 1.99%	73,179	25,568	3,115	6,495	108,357
2.00% and above	1,157	3,098	746	7,495	12,496
Total	$170,306	$39,441	$4,733	$14,326	$228,806

The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of December 31, 2017.
	Three Months or Less	Over Three to Six Months	Over Six to 12 Months	Over 12 Months	Total
	(In thousands)
Certificates of deposit less than $100,000	$7,059	$5,258	$9,446	$4,801	$26,564
Certificates of deposit of $100,000 or more	26,093	39,231	70,449	53,699	189,472
Public funds	12,272	498	—	—	12,770
Total	$45,424	$44,987	$79,895	$58,500	$228,806

Borrowings.   Although deposits are our primary source of funds, we may from time to time utilize borrowings as a cost-effective source of funds when they can be invested at a positive interest rate spread, for additional capacity to fund loan demand, or to meet our asset/liability management goals. We are a member of and may obtain advances from the FHLB of San Francisco, which is part of the Federal Home Loan Bank System. The eleven regional Federal Home Loan Banks provide a central credit facility for their member institutions. These advances are provided upon the security of certain of our mortgage loans and mortgage-backed securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At December 31, 2017, we had no FHLB advances outstanding and the ability to borrow up to $311.5 million. At December 31, 2016, there were no FHLB advances or other borrowings outstanding.
In addition to FHLB advances, we may also utilized Fed Funds purchased from correspondent banks as a source of short-term funding. At December 31, 2017, we had a total of  $55.0 million federal funds line available from four third-party financial institutions, in addition to a $9.0 million line of credit which will expire in April 2018 that we do not intend to renew.
We are required to provide collateral for certain local agency deposits. As of December 31, 2017, the FHLB had issued a letter of credit on behalf of the Bank totaling $9.9 million as collateral for local agency deposits.
The Company replaced a term loan of United Business Bank, FSB that matured upon its acquisition with a similar $6.0 million term loan. The interest rate is 4.71% and the loan begins amortizing in July 2018 with a maturity in 2022. This term loan will be repaid from the net proceeds of this offering.

The following table sets forth the maximum month-end balance and daily average balance of subordinated debt and other borrowings for the periods indicated.
	December 31,
	2017	2016	2015
	(Dollars in thousands)
Maximum balance:
Subordinated debt	$6,392	$—	$—
FHLB and other borrowings	13,502	26,000	6,000
Term loan(1)	6,000	—	—
Average balance:
Subordinated debt	3,618	—	—
FHLB and other borrowings	85	76	992
Term loan(1)	4,092	—	—
Weighted average rate:
Subordinated debt	5.48%	—	—
FHLB and other borrowings	0.75%	0.57%	0.53%
Term loan(1)	4.71%	—	—

(1)
Expected to be repaid in full out of proceeds from the offering.

At December 31, 2017, we had $5.4 million aggregate principal (net of mark-to-market adjustments) of junior subordinated debentures issued in connection with the sale of trust preferred securities by a statutory business trust which we assumed in our acquisition of United Business Bank, FSB. The trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each trust agreement. The trust used the net proceeds from each of the offerings to purchase a like amount of junior subordinated debentures (the “Debentures”) of the Company. The Debentures are the sole assets of the trust. The Company’s obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trust. The trust preferred securities are mandatorily redeemable upon maturity of the Debentures or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole or in part on or after specific dates, at a redemption price specified in the indentures governing the Debentures plus any accrued but unpaid interest to the redemption date. The Company also has the right to defer the payment of interest on each of the Debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and the Company may not pay cash dividends to the holders of shares of the Company’s common stock. The common securities issued by the grantor trust are held by the Company, and the Company’s investment in the common securities was $295,500 at December 31, 2017, which is included in prepaid expenses and other assets in the consolidated balance sheets included in our consolidated financial statements.
Shareholders’ equity.   Shareholders’ equity increased $40.6 million, or 52.0%, to $118.6 million at December 31, 2017 from $78.1 million at December 31, 2016. This increase was primarily due to $34.8 million of common stock issued by the Company in connection with its two acquisitions in 2017, in addition to net income of  $5.3 million for the year ended December 31, 2017.

Comparison of Operating Results for the Years Ended December 31, 2017 and 2016
Earnings summary.   We reported net income of  $5.3 million for the year ended December 31, 2017, compared to $5.9 million for the year ended December 31, 2016, a decrease of  $652,000, or 11.0%. The decrease in net income primarily was the result of  $3.5 million in merger expenses related to the United Business Bank, FSB and Plaza Bank acquisitions and a $2.7 million income tax adjustment to the Company’s deferred tax asset related to the December 22, 2017 enactment of the Tax Cuts and Jobs Act. The effect of these adjustments reduced earnings per share by $0.77 for the year ended December 31, 2017.
Diluted earnings per share were $0.81 for the year ended December 31, 2017, a decrease of  $0.28 from diluted earnings per share of  $1.09 for the year ended December 31, 2016.
Our efficiency ratio, which is calculated by dividing noninterest expense by the sum of net interest income before provision for loan losses plus noninterest income, was 67.34% for the year ended December 31, 2017, compared to 60.78% for the year ended December 31, 2016. The change in the efficiency ratio for the year ended December 31, 2017 compared to the year ended December 31, 2016 is attributable primarily to increases in noninterest expenses, partially offset by an increase in noninterest income.
Interest income.   Interest income for the year ended December 31, 2017 was $44.3 million, compared to $29.6 million December 31, 2016, an increase of  $14.7 million, or 49.4%. The increase in interest income primarily was due to an increase in average interest earning assets, principally loans, which was driven by the two whole-bank acquisitions completed during the year ended December 31, 2017, partially offset by a lower average yield on the loan portfolio. Interest income on loans increased $12.7 million as a result of a $262.3 million increase in the average loan balance, partially offset by a 32 basis point decline in average loan yield. The average yield earned on loans for the year ended December 31, 2017 was 5.44%, compared to 5.76% for the year ended December 31, 2016. Interest income on loans for the year ended December 31, 2017 included $3.0 million in accretion of purchase accounting fair value adjustments on acquired loans, compared to $2.3 million for the year ended December 31, 2016. The remaining net discount on these purchased loans was $8.7 million and $5.3 million at December 31, 2017 and 2016, respectively. The average yield earned on loans for the year ended December 31, 2017 was 4.95%, down 13 basis points from 5.08% for the year ended December 31, 2016.
Interest income on interest-bearing deposits increased $1.5 million as a result of a $67.3 million increase in the average balance of interest-earning deposits and a 68 basis point increase in the yield on interest-earning deposits to 1.21% for the year ended December 31, 2017 from 0.53% for the year ended December 31, 2016. Interest income on investment securities increased $363,000 as a result of a $9.1 million increase in the average balance of investment securities and an 82 basis point increase in the yield on investment securities to 2.07% for the year ended December 31, 2017 from 1.25% for the year ended December 31, 2016. For the year ended December 31, 2017, net interest income included $3.0 million in accretion of purchase accounting fair value adjustments on acquired loans, compared to $2.3 million for the year ended December 31, 2016.
Interest expense.   Interest expense increased by $1.2 million, or 40.3%, to $4.3 million for the year ended December 31, 2017 from $3.1 million for the year ended December 31, 2016. The average cost of interest bearing liabilities decreased eight basis points to 0.65% for the year ended December 31, 2017 from 0.73% for the year ended December 31, 2016. Total average interest-bearing liabilities increased by $247.8 million, or 59.2%, to $666.2 million for the year ended December 31, 2017 from $418.4 million for the year ended December 31, 2016.
Interest expense on deposits increased $834,000, or 27.1%, to $3.9 million during the year ended December 31, 2017 from $3.1 million the same period in 2016, primarily due to the deposits acquired during the year totaling $428.0 million in the United Business Bank, FSB acquisition and $54.2 million in the Plaza Bank acquisition. The effects of the increase in the average deposit balance was partially offset by lower rates paid on interest bearing deposits, reflecting the relatively low interest rate environment. The average rate paid on interest bearing deposits decreased to 0.59% for the year ended December 31, 2017 from 0.73% for the year ended December 31, 2016. Interest expense on borrowings was $404,000 for the year ended December 31, 2017 compared to none for the same period in 2016, as a result of the junior subordinated debentures assumed and another borrowing obtained in connection with our United Business Bank, FSB acquisition.

The Company replaced a term loan of United Business Bank, FSB that matured upon its acquisition with a similar $6.0 million term loan. This term loan will be repaid from the net proceeds of this offering.
Net interest income.   Net interest income increased $13.4 million, or 50.4%, to $39.9 million for the year ended December 31, 2017 compared to $26.6 million for the year ended December 31, 2016. Net interest margin for the year ended December 31, 2017 decreased 11 basis points to 4.14% from 4.25% for the same period in 2016. Accretion of acquisition accounting discounts on loans and the recognition of revenue from purchase credit impaired loans in excess of discounts increased our net interest margin by 31 basis points and 32 basis points during years ended December 31, 2017 and 2016, respectively. The average yield on interest-earning assets for the year ended December 31, 2017 was 4.59%, a 15 basis point decrease from the year ended December 31, 2016, while the average cost of interest-bearing liabilities for the year ended December 31, 2017 was 0.65%, down eight basis points from the year ended December 31, 2016.
The following table presents, for the periods indicated, information about (i) average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average yields; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Yields have been calculated on a pre-tax basis.
	Years Ended December 31,
	2017			2016			2015
	Average Balance(1)	Interest Inc/Exp	Average Yield/Rate	Average Balance(1)	Interest Inc/Exp	Average Yield/Rate	Average Balance(1)	Interest Inc/Exp	Average Yield/Rate
	(Dollars in thousands)
ASSETS
Interest-earning assets:
Interest-bearing deposits	$173,321	$2,092	1.21%	$105,999	$566	0.53%	$133,223	$517	0.39%
Investments available-for-sale	30,452	631	2.07%	21,400	268	1.25%	43,799	478	1.09%
FHLB stock	4,116	356	8.65%	2,462	307	12.47%	2,274	231	10.16%
FRB stock	1,863	87	4.67%	1,441	90	6.25%	1,296	74	5.71%
Total loans	755,404	41,087	5.44%	493,091	28,394	5.76%	395,047	24,415	6.18%
Total interest-earning assets	965,156	44,253	4.59%	624,393	29,625	4.74%	575,639	25,715	4.47%
Noninterest-earning assets	61,545			25,350			27,386
Total average assets	$1,026,701			$649,743			$603,025
Interest-bearing liabilities:
Savings accounts	$30,748	28	0.09%	$13,694	21	0.15%	$13,978	19	0.14%
Interest-bearing checking	117,965	120	0.10%	40,222	77	0.19%	39,972	72	0.18%
Money market accounts	317,946	1,703	0.54%	228,011	1,102	0.48%	185,866	1,257	0.68%
Certificates of deposit	191,086	2,057	1.08%	136,382	1,874	1.37%	135,230	1,338	0.99%
Total deposit accounts	657,745	3,908	0.59%	418,309	3,074	0.73%	375,046	2,686	0.72%
Borrowed funds	8,485	404	4.76%	77	—	—	992	5	0.50%
Total int-bearing liabilities	666,230	4,312	0.65%	418,386	3,074	0.73%	376,038	2,691	0.72%
Noninterest-bearing liabilities	260,903			156,280			155,001
Total average liabilities	927,133			574,666			531,039
Average equity	99,568			75,077			71,986
Total average liabilities and equity	$1,026,701			$649,743			$603,025
Net interest income		$39,941			$26,551			$23,024
Interest rate spread(2)			3.94%			4.01%			3.75%
Net interest margin(3)			4.14%			4.25%			4.00%
Ratio of average interest-earning assets to average interest-bearing liabilities			144.87%			149.24%			153.08%

(1)
Average balances are average daily balances.

(2)
Interest rate spread is calculated as the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.

(3)
Net interest margin is calculated as net interest income divided by total average earning assets.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in weighted average interest rates. The following table sets forth the effects of changing rates and volumes on our net interest income during the periods shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes applicable to both volume and rate have been allocated to volume. Yields have been calculated on a pre-tax basis.
	Year Ended December 31, 2017 Compared to Year Ended December 31, 2016			Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
	Increase/(Decrease) Due to			Increase/(Decrease) Due to
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Interest-bearing deposits	$716	$810	$1,526	$216	$(167)	$49
Investments available-for-sale	176	188	363	70	(281)	(211)
FHLB stock	(94)	143	49	53	23	76
FRB stock	(23)	20	(3)	7	9	16
Total loans	(1,578)	14,571	12,693	(1,654)	5,634	3,979
Total interest income	(802)	15,431	14,628	(1,308)	5,218	3,910
Interest-bearing liabilities:
Savings accounts	(8)	15	7	2	—	2
Interest-bearing checking	(37)	80	43	4	1	5
Money market accounts	132	469	601	(340)	185	(155)
Certificates of deposit	371	544	183	520	16	536
Total deposit accounts	(284)	1,118	835	187	301	388
Borrowed funds	3	400	403	—	(5)	(5)
Total interest expense	(281)	1,529	1,238	187	196	383
Net interest income	$(522)	$13,913	$13,390	$(1,496)	$5,022	$3,526

Provision for loan losses.   We establish an allowance for loan losses by charging amounts to the loan provision at a level required to reflect estimated credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers, among other factors, historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions and current risk factors specifically related to each loan type. See “— Critical Accounting Policies and Estimates — Allowance for loan loss” for a description of the manner in which the provision for loan losses is established.
Based on management’s evaluation of the foregoing factors, we recorded a provision for loan losses of $462,000 for the year ended December 31, 2017, compared to a provision for loan losses of  $598,000 for the year ended December 31, 2016, a decrease of  $136,000 or 22.7%. We recorded no provision for loan losses for acquired loans related to the acquired non-purchased credit-impaired loans as accounted for in accordance with ASC Topic 310-20 for both the years ended December 31, 2017 and 2016. In addition, no additional provisions were recorded on the purchase credit-impaired loans accounted for in accordance with ASC Topic 310-30 during 2017 and 2016. The provision for loan losses decreased primarily as a result of the low levels of delinquent, nonperforming and classified loans, as well as stabilizing real estate values in our market areas which mitigated the required allowance for loan losses due to our loan growth. We had net charge-offs of  $22,000 for the year ended December 31, 2017 compared to $673,000 for the year ended

December 31, 2016. The ratio of net charge-offs to average total loans outstanding was 0.00% for the year ended December 31, 2017 and 0.14% for the year ended December 31, 2016. The allowance for loan losses to total loans receivable, was 0.47% at December 31, 2017 compared to 0.74% at December 31, 2016.
Management considers the allowance for loan losses at December 31, 2017 to be adequate to cover losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future losses will not exceed the amount of the established allowance for loan losses or that any increased allowance for loan losses that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in additions to our provision for loan losses based upon their judgment of information available to them at the time of their examination.
Noninterest income.   Noninterest income increased $3.4 million, or 253.0%, to $4.8 million for the year ended December 31, 2017 compared to $1.4 million for the year ended December 31, 2016. During the current year, the Company sold $22.3 million of SBA loans, which generated fees of  $2.2 million. Additionally, the acquisitions and organic growth significantly increased our deposit accounts, which resulted in an $642,000, or 105.8%, increase in service charges and other fees. Loan fee income increased $235,000, or 71.0%, to $566,000 for the year ended December 31, 2017, compared to $331,000 for the year ended December 31, 2016. All other components of noninterest income increased $386,000, net during the year.
The following table presents the key components of noninterest income for the years ended December 31, 2017 and 2016.
	Years Ended December 31,		Increase (Decrease)
	2017	2016	Amount	Percent
	(Dollars in thousands)
Gain on sale of loans	$2,173	$—	$2,173	NM
Service charges and other fees	1,249	607	642	105.8%
Loan servicing and other loan fees	566	331	235	71.0%
Gain on sale of OREO, net	252	—	252	NM
Other income and fees	554	420	134	31.9%
Total noninterest income	$4,794	$1,358	$3,436	253.0%

NM — Not meaningful.
Noninterest expense.   Noninterest expense increased $13.2, or 77.6%, to $30.1 million for the year ended December 31, 2017 compared to $17.0 million for the year ended December 31, 2016. Each line category of noninterest expense was higher than the previous year, as we nearly doubled in size due to the acquisitions and organic growth. Salaries and related benefits increased $6.4 million, or 60.4%, to $17.0 million, as the number of full-time equivalent employees increased to 158 at December 31, 2017, compared to 110 a year earlier. Data processing expenses increased $3.3 million, or 241.6%, to $4.7 million, related to the acquisitions and the systems conversion we undertook during the year, as well as a result of higher transaction volume. Occupancy and equipment expenses increased $1.1 million, or 50.3%, to $3.2 million, primarily due to the increase in the number of branch office resulting from our acquisitions. As of December 31, 2017, we operated 19 full service branches, compared to 10 a year earlier. As we build our market presence, we regularly evaluate the appropriate number and locations of our branches, and have recently closed one of our two locations in San Jose, California in March 2018, due to overlapping market areas. Other noninterest expense increased $2.3 million, or 82.5%, to $5.1 million during the year ended December 31, 2017, compared to $2.8 million during the same period in 2016, primarily due to increases in professional fees of  $517,000, in the amortization of our core deposit intangible asset of  $452,000, in marketing expenses of  $332,000 and in supplies of  $296,000.

The following table presents the key components of noninterest expense for the years ended December 31, 2017 and 2016.
	Years Ended December 31,		Increase (Decrease)
	2017	2016	Amount	Percent
	(Dollars in thousands)
Salaries and related benefits	$17,018	$10,611	$6,407	60.4%
Occupancy and equipment	3,227	2,147	1,080	50.3%
Data processing	4,735	1,386	3,349	241.6%
Other	5,144	2,819	2,325	82.5%
Total noninterest expense	$30,124	$16,963	$13,161	77.6%

Income taxes.   Income tax expense increased $4.5 million, or 100.4%, to $8.9 million for the year ended December 31, 2017 compared to $4.4 million for the year ended December 31, 2016. The Company’s effective tax rate was 62.8% for the year ended December 31, 2017 compared to 42.9% for the same period in 2016. The increase in the Company’s effective tax rate during the year ended December 31, 2017 compared to the same period in 2016 is primarily the result of a $2.7 million charge against our deferred tax assets related to recent changes in the U.S. tax laws, wherein the statutory corporate tax rate was lowered from 35.0% to 21.0%. Outside of this one-time cost, the effective tax rate would have been 43.9%, slightly up from the 42.9% recorded during the year ended December 31, 2016.
Liquidity and Capital Resources
Planning for our normal business liquidity needs, both expected and unexpected, is done on a daily and short-term basis through the cash management function. On a longer-term basis it is accomplished through the budget and strategic planning functions, with support from internal asset/liability management software model projections.
Management maintains a liquidity position that it believes will adequately provide funding for loan demand and deposit run-off that may occur in the normal course of business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of funds are deposits, escrow and custodial deposits, principal and interest payments on loans and proceeds from sale of loans. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions, and competition. Our most liquid assets are cash, short-term investments, including interest-bearing demand deposits and securities available-for-sale. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.
Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $9.3 million and $6.3 million for the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, net cash provided from investing activities, which consists primarily of net change in loans receivable and purchases, sales and maturities of investment securities, was $90.4 million. During the year ended December 31, 2016, net cash used in investing activities was $32.7 million. Net cash provided from financing activities, which is comprised primarily of net change in deposits, was $21.4 million and $46.9 million for the years ended December 31, 2017 and 2016, respectively.
The Company, which is a separate legal entity from the Bank and must provide for its own liquidity, had liquid assets of  $676,000 on an unconsolidated basis at December 31, 2017. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders, funds paid out for Company stock repurchases, and payments on trust-preferred securities and subordinated debt held at the Company level. The Company has the ability to receive dividends or capital distributions from the Bank, although there are regulatory restrictions on the ability of the Bank to pay dividends. See “How We Are Regulated — Limitations on Dividends and Other Capital Distributions” and Note 21 of the Notes to Consolidated Financial Statements contained herein.
Consistent with our goal to operate a sound and profitable organization, our policy is for the Company and the Bank to maintain “well-capitalized” status under the Federal Reserve regulations. Based on capital levels at December 31, 2017 and 2016, the Bank and the Company were considered to be well-capitalized.

The table below shows the capital ratios under the Basel III capital framework.
	Actual		Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well-Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
BayCom Corp
As of December 31, 2017
Tier 1 leverage ratio	$107,153	8.73%	$49,117	4.00%	$61,396	5.00%
Common equity tier 1 capital	100,761	11.43%	39,659	4.50%	57,285	6.50%
Tier 1 capital to risk-weighted assets	107,153	12.16%	52,878	6.00%	70,504	8.00%
Total capital to risk-weighted assets	111,678	12.67%	70,504	8.00%	88,133	10.00%
United Business Bank
As of December 31, 2017
Tier 1 leverage ratio	$111,143	8.92%	$49,823	4.00%	$62,279	5.00%
Common equity tier 1 capital	111,143	12.43%	40,229	4.50%	58,109	6.50%
Tier 1 capital to risk-weighted assets	111,143	12.43%	53,639	6.00%	71,519	8.00%
Total capital to risk-weighted assets	115,668	12.94%	71,519	8.00%	89,399	10.00%
Bay Commercial Bank
As of December 31, 2016
Tier 1 leverage ratio	$72,937	10.59%	$27,461	4.00%	$34,327	5.00%
Common equity tier 1 capital	72,937	13.43%	24,437	4.50%	35,298	6.50%
Tier 1 capital to risk-weighted assets	72,937	13.43%	32,583	6.00%	43,444	8.00%
Total capital to risk-weighted assets	76,992	14.18%	43,444	8.00%	54,305	10.00%
Pursuant to the recent capital regulations adopted by the Federal Reserve and the other federal banking agencies, the Company and the Bank must maintain a capital conservation buffer consisting of additional common equity tier 1 capital greater than 2.5% of risk-weighted assets above the required minimum levels of common equity tier 1 capital, tier 1 capital and total capital in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. The capital conservation buffer requirement is phased in beginning on January 1, 2016 when a buffer greater than 0.625% of risk-weighted assets was required, which amount increases each year until the buffer requirement is fully implemented on January 1, 2019. At December 31, 2017, the Company and the Bank were considered well-capitalized under applicable rules and meet the capital conservation buffer requirement.

Contractual Obligations
The following table summarizes aggregated information about our outstanding contractual obligations and other long-term liabilities as of December 31, 2017. The payment amounts represent those amounts contractually due to the recipients.
	One Year or Less	After One Year Through Three Years	After Three Years Through Five Years	After Five Years	Total
	(In thousands)
Deposits without a stated maturity	$875,499	$—	$—	$—	$875,499
Certificates of deposit	170,306	39,441	4,733	14,326	228,806
Term loan	300	1,200	4,500	—	6,000
Subordinated debt	—	—	—	5,387	5,387
Salary continuation plan	300	600	600	2,546	4,046
Operating lease obligations	1,899	3,208	2,033	1,018	8,158
Total contractual obligations	$1,048,304	$44,449	$11,866	$23,277	$1,127,896

Borrowings are fully described in Notes 11 and 12 of the Consolidated Financial Statements as December 31, 2017 and 2016. Operating lease obligations are in place primarily for facilities and land on which banking facilities are located. See Note 6 of our Consolidated Financial Statements as of December 31, 2017 and 2016 for additional information.
Off-Balance Sheet Arrangements
In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage clients’ requests for funding and take the form of loan commitments, lines of credit and standby letters of credit.
For information about our loan commitments, unused lines of credit and standby letters of credit, see Note 14 of the Notes to our Consolidated Financial Statements beginning on page of this prospectus.
We have not engaged in any other off-balance-sheet transactions in the normal course of our lending activities.
Quantitative and Qualitative Disclosures About Market and Interest Rate Risk
Market Risk.   Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. We have identified two primary sources of market risk: interest rate risk and price risk.
Interest Rate Risk.   Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (reprice risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay residential mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).
The Asset Liability Committee of our board of directors (“ALCO”), establishes broad policy limits with respect to interest rate risk. ALCO establishes specific operating guidelines within the parameters of the board of directors’ policies. In general, we seek to minimize the impact of changing interest rates on net interest income and the economic values of assets and liabilities. Our ALCO meets quarterly to monitor the level of interest rate risk sensitivity to ensure compliance with the board of directors’ approved risk limits.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.
An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.
Income simulation and economic value analysis.   Interest rate risk measurement is calculated and reported to the ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.
We use two approaches to model interest rate risk: Net Interest Income at Risk (NII at Risk) and Economic Value of Equity (EVE). Under NII at Risk, net interest income is modeled utilizing various assumptions for assets, liabilities, and derivatives. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.
We report NII at Risk to isolate the change in income related solely to interest earning assets and interest-bearing liabilities. The NII at Risk results reflect the analysis used quarterly by management. It models gradual — 100, +100, +200 and +300 basis point parallel shifts in market interest rates, implied by the forward yield curve over the next two-year period. The following table presents NII at Risk as of December 31, 2017 and 2016.
	Net Interest Income Sensitivity Immediate Change in Rates
	-100	+100	+200	+300
	(Dollars in thousands)
December 31, 2017
Dollar change	$(8,011)	$1,917	$2,908	$3,221
Percent change	(8.5)%	2.0%	3.1%	3.4%
December 31, 2016
Dollar change	$(3,515)	$1,346	$2,569	$3,630
Percent change	(6.7)%	2.6%	4.9%	6.9%
Our interest rate risk management policy limits the change in our net interest income to -25% for each of the incremental shock scenarios. At December 31, 2017 we estimated that a -100 basis point change in rates would have caused an 8.5% decline in net interest income over the forward 24-month period. However, these estimates were based on a constant-sized balance sheet. Mortgage volumes typically would increase in a -100 basis point scenario which would increase net interest and noninterest income. Management determined these dynamics are sufficient mitigating factors. Management may also remediate situations where we are not within our policy limits by buying or selling assets, buying or selling participations in assets, and changing asset and liability pricing.

The EVE results included in the table below reflect the analysis used quarterly by management. It models immediate -100, +100, +200 and +300 basis point parallel shifts in market interest rates.
	Economic Value of Equity Sensitivity Immediate Change in Rates
	-100	+100	+200	+300
	(Dollars in thousands)
December 31, 2017
Dollar change	$(22,343)	$5,090	$6,307	$5,246
Percent change	(10.0)%	2.3%	2.8%	2.3%
December 31, 2016
Dollar change	$(8,943)	$2,633	$2,720	$2,219
Percent change	(7.6)%	2.2%	2.3%	1.9%
Our interest rate risk management policy limits the change in our EVE to -20% for each of the incremental shock scenarios. We are within policy limits set by our board of directors for the -100, +100, +200 and +300 basis point scenarios. The EVE reported at December 31, 2017, projects that if interest rates increased immediately by 100 basis points, the economic value of equity position would be expected to increase $5.1 million, or 2.3%. When interest rates rise, fixed rate assets generally lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall. The EVE results reported as of December 31, 2017 and 2016, for all levels of interest rate changes, shows an asset sensitive position.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with GAAP. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. The following represent our critical accounting policies:
Allowance for loan losses.   The allowance for loan losses is evaluated on a regular basis by management. Periodically, we charge current earnings with provisions for estimated probable losses of loans receivable. The provision or adjustment takes into consideration the adequacy of the total allowance for loan losses giving due consideration to specifically identified problem loans, the financial condition of the borrowers, fair value of the underlying collateral, recourse provisions, prevailing economic conditions, and other factors. Additional consideration is given to our historical loan loss experience relative to our loan portfolio concentrations related to industry, collateral and geography. This evaluation is inherently subjective and requires estimates that are susceptible to significant change as additional or new information becomes available. In addition, regulatory examiners may require additional allowances based on their judgments of the information regarding problem loans and credit risk available to them at the time of their examinations.
Generally, the allowance for loan loss consists of various components including a component for specifically identified weaknesses as a result of individual loans being impaired, a component for general non-specific weakness related to historical experience, economic conditions and other factors that indicate probable loss in the loan portfolio, and an unallocated component that relates to the inherent imprecision in the use of estimates. Loans determined to be impaired are individually evaluated by management for specific risk of loss.
In situations where, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession to the borrower that we would not otherwise consider, the related loan is classified as a troubled debt restructuring, or TDR. We measure any loss on the TDR in accordance with the guidance concerning impaired loans set forth above. Additionally, TDRs are generally placed on non-accrual status at the time of restructuring and included in impaired loans. These loans are returned to accrual status after the borrower demonstrates performance with the modified terms for a sustained period of time (generally six months) and has the capacity to continue to perform in accordance with the modified terms of the restructured debt.

Estimated expected cash flows related to purchased credit impaired loans.   Loans purchased with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are accounted for under FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. In situations where such PCI loans have similar risk characteristics, loans may be aggregated into pools to estimate cash flows. A pool is accounted for as a single asset with a single interest rate, cumulative loss rate and cash flow expectation.
The cash flows expected over the life of the PCI loan or pool are estimated using an internal cash flow model that projects cash flows and calculates the carrying values of the pools, book yields, effective interest income and impairment, if any, based on pool level events. Assumptions as to default rates, loss severity and prepayment speeds are utilized to calculate the expected cash flows.
Expected cash flows at the acquisition date in excess of the fair value of loans are considered to be accretable yield, which is recognized as interest income over the life of the loan or pool using a level yield method if the timing and amounts of the future cash flows of the pool are reasonably estimable. Subsequent to the acquisition date, any increases in cash flow over those expected at purchase date in excess of fair value are recorded as interest income prospectively. Any subsequent decreases in cash flow over those expected at purchase date are recognized by recording an allowance for loan losses. Any disposals of loans, including sales of loans, payments in full or foreclosures result in the removal of the loan from the loan pool at the carrying amount.
Business combinations.   We apply the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes all of the identifiable assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes prevailing valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred unless they are directly attributable to the issuance of the Company’s common stock in a business combination.
Loan sales and servicing of financial assets.   Periodically, we sell loans and retains the servicing rights. The gain or loss on sale of loans depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. All servicing assets and liabilities are initially measured at fair value. In addition, we amortize servicing rights in proportion to and over the period of the estimated net servicing income or loss and assesses the rights for impairment. The servicing rights are initially measured at fair value and amortized in proportion to and over the period of the estimated net servicing income assuming prepayments.
Income taxes.   Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry forwards depends on having sufficient taxable income of an appropriate character within the carry forward periods.
We recognize that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.
Goodwill.   Our goodwill resulted from our acquisitions of United Business Bank, FSB and Plaza Bank. Goodwill is reviewed for impairment annually and more often if an event occurs or circumstances change that might indicate the recorded value of the goodwill is more than its implied value. Such indicators may include, among others: a significant adverse change in legal factors or in the general business climate;

significant decline in the Company’s stock price and market capitalization; unanticipated competition; and an adverse action or assessment by a regulator. Any adverse changes in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on our financial condition and results of operations.
The testing for impairment may begin with an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that the fair value of goodwill is less than carrying value. The qualitative assessment includes adverse events or circumstances identified that could negatively affect the reporting unit’s fair value as well as positive and mitigating events. When required, the goodwill impairment test involves a two-step process. The first test for goodwill impairment is done by comparing the reporting unit’s aggregate fair value to its carrying value. Absent other indicators of impairment, if the aggregate fair value exceeds the carrying value, goodwill is not considered impaired and no additional analysis is necessary. If the carrying value of the reporting unit were to exceed the aggregate fair value, a second test would be performed to measure the amount of impairment loss, if any. To measure any impairment loss the implied fair value would be determined in the same manner as if the reporting unit were being acquired in a business combination. If the implied fair value of goodwill is less than the recorded goodwill an impairment charge would be recorded for the difference. For the year ended December 31, 2017, we completed step one of the two-step process of the goodwill impairment test. Based on the results of the test, we concluded that the reporting unit’s fair value was greater than its carrying value and there was no impairment of goodwill.

BUSINESS
Our Company
We are a bank holding company headquartered in Walnut Creek, California. United Business Bank, our wholly owned banking subsidiary, is a California state-chartered bank which provides a broad range of financial services primarily to local small and mid-sized businesses, service professionals and individuals. In our 14 years of operation, we have grown to 17 full service banking branches. Our main office is located in Walnut Creek, California and our branch offices are located in Oakland, Castro Valley, Mountain View, Napa, Stockton (2), Pleasanton, Livermore, San Jose, Long Beach, Sacramento, San Francisco and Glendale, California, and Seattle, Washington (2) and Albuquerque, New Mexico. In addition, we have one loan production office in Los Angeles, California. In addition to our organic growth, we have completed five whole-bank acquisitions since 2011. As of December 31, 2017, we had, on a consolidated basis, total assets of  $1.25 billion, total deposits of  $1.10 billion, total loans of  $890.1 million (net of allowances) and total shareholders’ equity of  $118.6 million.
Our principal objective is to increase shareholder value and generate consistent earnings growth by expanding our commercial banking franchise through opportunistic acquisitions that are additive to our franchise value and organic growth. We strive to provide an enhanced banking experience for our clients by providing a comprehensive suite of sophisticated banking products and services tailored to meet their needs and by delivering the high-quality, relationship-based, client service of a community bank.
Our History and Growth
The Company was formed as the holding company for the Bank in 2017. We commenced banking operations as Bay Commercial Bank in July 2004 and changed the name of the Bank to United Business Bank in April 2017 following our acquisition of United Business Bank, FSB in April 2017.
The Bank was founded in March 2004 as California-chartered commercial bank by a group of Walnut Creek business and community leaders, including George Guarini who serves as our Chief Executive Officer. Mr. Guarini and our other founders envisioned a community bank in Walnut Creek committed to creating long-term relationships with small and mid-sized businesses and professionals. The severe economic recession beginning in 2008 and the ongoing consolidation in the banking industry created an opportunity for our management team and board to build an attractive commercial banking franchise and create long-term value for our shareholders by employing an acquisition strategy that focuses on opportunities that grow our product portfolio and expand the business geographically.
In 2010, we raised $16.8 million in net proceeds through institutional investors and individuals to support our acquisition strategy. Since then, we have implemented our vision of becoming a strategic consolidator of community banks and a destination for seasoned bankers and business persons who share our entrepreneurial spirit. While not without risk, we believe there are certain advantages resulting from mergers and acquisitions. These advantages include, among others, the diversification of our loan portfolio with seasoned loans, the expansion of our market areas and an effective method to augment our growth and risk management infrastructure through the retention of local lending personnel and credit administration personnel to manage the client relationships of the banks being acquired.
We believe we have a successful track record of selectively acquiring, integrating and consolidating community banks. Since 2010, we have completed a series of five acquisitions with aggregate total assets of approximately $892.2 million and total deposits of approximately $768.6 million. Our acquisition activity includes the following:
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October 2011 — Acquired Global Trust Bank in Mountain View, California, with $90.0 million in total assets and $71.3 million in deposits.

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April 2014 — Acquired Community Bank of San Joaquin in Stockton, California, with $123.7 million in total assets and $107.2 million in deposits.

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February 2015 — Acquired Valley Community Bank in Pleasanton, California with locations in Pleasanton, Livermore and San Jose, California, with $129.6 million in total assets and $107.9 million in deposits.

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April 2017 — Acquired United Business Bank, FSB headquartered in Oakland, California, with nine full-service banking offices in Long Beach, Oakland, Sacramento, San Francisco, San Jose and Glendale, California, Seattle, Washington and Albuquerque, New Mexico. At the time United Business Bank, FSB had $473.1 million in total assets and $428.0 million in deposits. This acquisition significantly increased our total asset size, expanded our geographic footprint and added low cost, stable deposits associated with a strong network of relationship with labor unions. Upon completion of our merger with United Business Bank, FSB, we changed the name of the Bank from Bay Commercial Bank to United Business Bank.

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November 2017 — Acquired Plaza Bank in Seattle, Washington, with $75.8 million in total assets and $54.2 million in deposits, expanding our presence in the Seattle, Washington market.

As a result of our acquisitions and organic growth for the five years ended December 31, 2017, total assets have grown at a CAGR of 32%, our total deposits at a CAGR of 33% and our total loans (net of allowances) at a CAGR of 32%. Our operating performance has also improved during the five-year period ended December 31, 2017. Our net income grew at a CAGR of 20% and our nonperforming assets improved, decreasing to $179,000, or 0.01% of total assets, at December 31, 2017, from $2.9 million, or 0.83% of total assets, at December 31, 2013. Our efficiency ratio was 67.34% for the year ended December 31, 2017, compared to 63.85% for the year ended December 31, 2013.
As we have grown, we have been able to effectively manage our capital and as of December 31, 2017, the Company and the Bank were considered “well capitalized” for regulatory capital purposes. Our tangible book value per share has increased from $11.05 at December 31, 2013 to $13.81 at December 31, 2017. As of December 31, 2017, we had $118.6 million in total shareholders’ equity.
Our Historical Performance
Operating Results
Since our first acquisition in 2011 through December 31, 2017, we have achieved significant growth in many of our key financial performance categories. Since December 31, 2013, we have grown our total assets from $342.3 million to $1.25 billion, total loans, net of allowances, from $251.1 million to $890.1 million, and total deposits from $286.5 million to $1.10 billion. The charts below illustrate the growth in the dollar balances of our total assets, loans and deposits for the five-year period ended December 31, 2017. The growth in these metrics from December 31, 2016 to December 31, 2017 was primarily attributable to our acquisition of United Business Bank, FSB, which was completed in April 2017.

During the five-year period ended December 31, 2017, our profitability also significantly increased. The charts below illustrate our net income to common shareholders, diluted EPS and NIM during this period.

Note: Net interest margin is calculated by dividing annualized net interest income by average interest-earning assets for the period.

The charts below illustrate our ROAA, our ROAE and our efficiency ratio in the five-year period ended December 31, 2017.

Note: ROAA and ROAE are calculated by dividing annualized net income by average assets and average common equity.
As we have grown, we have been able to effectively manage our capital while strengthening our asset quality and driving growth in our tangible book value per share. As of December 31, 2017, our ratio of nonperforming loans to total loans was 0.02% and the Bank’s Tier 1 leverage ratio was 8.92%. We have maintained a strong balance sheet and, as of December 31, 2017, the Company and the Bank were above the regulatory definitions of  “well capitalized.” Our tangible book value per share has increased from $11.05 at December 31, 2013 to $13.81 at December 31, 2017. At December 31, 2017, we had $118.6 million in total shareholders’ equity. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures.”

Loan and Deposit Portfolio
As illustrated in the chart and table below, we have grown our loan portfolio from $254.2 million as of December 31, 2013 to $894.8 million as of December 31, 2017. Our loan portfolio composition was 90.4% commercial loans and 9.6% one- to-four family and other as of December 31, 2017, and within our commercial loan portfolio, 77.6% of such loans were commercial real estate loans and 12.8% of such loans were commercial and industrial loans.
(Dollars in Thousands and as of period end dates)	2013	2014	2015	2016	2017
Commercial and Industrial	$73,430	$71,983	$71,605	$71,093	$114,373
Residential RE	17,596	25,312	29,378	31,917	84,781
Multifamily RE	920	8,233	36,778	38,236	118,128
Owner occupied CRE	53,974	81,434	131,686	150,289	256,451
Non-owner occupied CRE	93,371	125,737	176,900	195,753	297,244
Construction and land	14,598	12,548	17,086	19,745	22,720
Consumer and other(1)	289	452	967	1,317	1,096
Total Loans	$254,178	$325,699	$464,400	$508,350	$894,793

(1)
Consumer and other represent less than 1% of total loans and are not reflected in the chart above

In addition, as illustrated in the chart and table below, we have grown our deposits from $286.5 million at December 31, 2013 to $1.10 billion at December 31, 2017. The improvement in our deposit mix as well as the current rate environment have helped lower our cost of interest-bearing deposits from 95 basis points at December 31, 2013 to 59 basis points at December 31, 2017.

(Dollars in Thousands and as of period end dates)	2013	2014	2015	2016	2017
Noninterest-bearing demand	$58,017	$124,228	$152,013	$128,697	$327,309
Money market	101,038	143,028	210,523	247,732	356,640
Interest-bearing demand and savings	15,621	42,760	53,982	53,186	191,550
Certificates	111,788	127,923	126,786	161,144	228,806
Total Deposits	$286,464	$437,939	$543,304	$590,759	$1,104,305
Cost of Interest-Bearing Deposits	0.95%	0.88%	0.72%	0.73%	0.59%
Net Interest Margin	4.10%	3.95%	4.00%	4.25%	4.14%
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a more comprehensive discussion of our operating and financial performance.
Our Strategies
Our strategy is to continue to make strategic acquisitions of financial institutions within the Western United States, grow organically and preserve our strong asset quality through disciplined lending practices.
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Strategic Consolidation of Community Banks.   We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions of financial institutions and believe our target market areas present us with numerous acquisition opportunities as many of these financial institutions will continue to be burdened and challenged by new and more complex banking regulations, resource constraints, competitive limitations, rising technological and other business costs, management succession issues and liquidity concerns.

The following map illustrates the headquarters of potential acquisition opportunities broken out by asset size between $100.0 million and $1.5 billion within our target footprint.
There are 187 banks within our target markets that meet our size criteria
	Total Banks	Median Asset Size
Banks $100M – $500M	121	$229,034
Banks $500M – $1B	50	$751,945
Banks $1B – $1.5B	16	$1,208,314

Source: S&P Global Market Intelligence as of December 31, 2017.
Despite the significant number of opportunities, we intend to continue to employ a disciplined approach to our acquisition strategy and only seek to identify and partner with financial institutions that possess attractive market share, low-cost deposit funding and compelling noninterest income-generating businesses. We believe consolidation will lead to organic growth opportunities for us following the integration of businesses we acquire. We also expect to continue to manage our branch network in order to ensure effective coverage for clients while minimizing any geographic overlap and driving corporate efficiency.
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Enhance the Performance of the Banks We Acquire.   We strive to successfully integrate the banks we acquire into our existing operational platform and enhance shareholder value through the creation of efficiencies within the combined operations. We believe that our experience and reputation as a successful integrator and acquirer will allow us to continue to capitalize on additional opportunities in the future.

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Focus on Lending Growth in Our Metropolitan Markets While Increasing Deposits in Our Community Markets.   We believe the markets in which we operate currently provide meaningful opportunities to expand our commercial client base and increase our current market share through organic growth. We believe our diverse geographic footprint provides us with access to low cost, stable core deposits in community markets, which deposits can be used to fund commercial loan growth in our larger metropolitan markets. In acquiring United Business Bank, FSB in 2017, we acquired a large deposit base from the local and regional unionized labor community. As of December 31, 2017, our top ten depositors included five labor unions which accounted for roughly 9.31% of our deposits. At that date, nearly 30% of our deposit base was comprised of non-interest-bearing demand deposit accounts, significantly lowering our aggregate cost of funds.
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Our team of seasoned bankers represents an important driver of our organic growth by expanding banking relationships with current and potential clients.   We expect to continue to make opportunistic hires of talented and entrepreneurial bankers to further augment our growth. Our bankers are incentivized to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. We also seek to cross-sell our various banking products, including our deposit products, to our commercial loan clients, which we believe provides a basis for expanding our banking relationships as well as a stable, low-cost deposit base. We believe we have built a scalable platform that will support this continued organic growth.

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Preserve Our Asset Quality Through Disciplined Lending Practices.   Our approach to credit management uses well-defined policies and procedures, disciplined underwriting criteria and ongoing risk management. We believe we are a competitive and effective commercial lender, supplementing ongoing and active loan servicing with early-stage credit review provided by our bankers. This approach has allowed us to maintain loan growth with a diversified portfolio of assets. We believe our credit culture supports accountable bankers, who maintain an ability to expand our client base as well as make sound decisions for our Company. As of December 31, 2017, our ratio of nonperforming assets to total assets was 0.01% and our ratio of nonperforming loans to total loans was 0.02%. In the 14 years since our inception, which time frame includes the recent recession in the U.S., we have cumulative net charge-offs $6.0 million We believe our success in managing asset quality is illustrated by our aggregate net charge-off history.

Our Competitive Strengths
Our management team has identified the following competitive strengths which we believe will allow us to continue to achieve our principal objective of increasing shareholder value and generating consistent earnings growth:
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Experienced Leadership and Management Team.   Our experienced executive management team, senior leaders and board of directors have exhibited the ability to deliver shareholder value by significantly growing profitably while expanding our commercial banking franchise through acquisitions. The members of our executive management team have many years worth of experience working for financial institutions in our markets during various economic cycles and have significant merger and acquisition experience in the financial services industry. Our executive management team has instilled a transparent and entrepreneurial culture that rewards leadership, innovation and problem solving. All founding members of our executive management team, which consists of our chief operating officer, chief financial officer and chief executive officer, have invested their own capital in the equity of our Company, providing close alignment of their interests with those of our other shareholders.

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Sophisticated and Customized Banking Products with High-Quality Client Service.   We provide a comprehensive suite of financial solutions that competes with large, national competitors, but with the personalized attention and nimbleness of a relationship-focused community bank. We offer a full range of lending products, including commercial and multi-family real estate loans (including owner-occupied and investor real estate loans), commercial and industrial loans (including equipment loans and working capital lines of credit), U.S. Small Business Administration (“SBA”) loans, construction and land loans, agriculture-related loans and consumer loans. We provide our commercial clients with a diverse array of cash management services. We also offer convenience-related services, including banking by appointment (before or after normal business hours on weekdays and on weekends), online banking services, access to a national automated teller machine network, remote deposit capture, on-line banking and courier services so that clients’ deposit and other banking needs may be served without the client having to make a trip to the branch.

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Experience in Smaller Communities and Metropolitan Markets.   Our banking footprint has given us experience operating in small communities and large cities. We believe that our presence in smaller communities gives us a relatively stable source of core deposits and steady profitability, while our more metropolitan markets represents strong long-term growth opportunities. In addition, we believe that the breadth of our operating experience and successful track record of integrating prior acquisitions increases the potential acquisition opportunities available to us.

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Disciplined Acquisition Approach.   Our disciplined approach to acquisitions, consolidations and integrations, includes the following: (i) selectively acquiring community banking franchises only at appropriate valuations, after taking into account risks that we perceive with respect to the targeted bank; (ii) completing comprehensive due diligence and developing an appropriate plan to address any legacy credit problems of the targeted institution; (iii) identifying an achievable cost savings estimate; (iv) executing definitive acquisition agreements that we believe provide adequate protections to us; (v) installing our credit procedures, audit and risk management policies and procedures, and compliance standards upon consummation of the acquisition; (vi) collaborating with the target’s management team to execute on synergies and cost saving opportunities related to the acquisition; and (vii) involving a broader management team across multiple departments in order to help ensure the successful integration of all business functions. We believe this approach allows us to realize the benefits of the acquisition and create shareholder value, while appropriately managing risk.

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Efficient and Scalable Platform with Capacity to Support Our Growth.   Through significant investments in technology and staff, our management team has built an efficient and scalable corporate infrastructure within our commercial banking franchise which we believe will support our continued growth. During 2017, we undertook several initiatives designed to strengthen our operations and risk culture, including implementing controls and procedures designed to comply with the applicable requirements of the Federal Deposit Insurance Corporation Improvement Act, or FDICIA. We also intend in the future to implement a new core processing system to further enhance our acquisition ability. We believe that this scalable infrastructure will continue to allow us to efficiently and effectively manage our anticipated growth.

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Focus on Operating Efficiencies.   We seek to realize operating efficiencies from our recently completed acquisitions by utilizing technology to streamline our operations. We continue to centralize the back-office functions of our acquired banks, as well as realize cost savings through the use of third party vendors and technology, in order to take advantage of economies of scale as we continue to grow. We intend to focus on initiatives that we believe will provide opportunities to enhance earnings, including the continued rationalization of our retail banking footprint through the evaluation of possible branch consolidations or opportunities to sell branches.

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Strong Risk Management Practices.   We place significant emphasis on risk management as an integral component of our organizational culture without sacrificing growth. We believe our comprehensive risk management system is designed to make sure that we have sound policies, procedures, and practices for the management of key risks under our risk framework (which includes market, operational, liquidity, interest rate sensitivity, credit, insurance, regulatory, legal and reputational risk) and that any exceptions are reported by senior management to our board of directors or audit committee. We believe that our enterprise risk management philosophy has been important in gaining and maintaining the confidence of our various constituencies and growing our business and footprint within our markets. We also believe our risk management practices are manifested in our strong asset quality statistics. As of December 31, 2017, our ratio of nonperforming assets to total assets was 0.01% and our ratio of nonperforming loans to total loans was 0.02%.

Our Banking Services
A general description of the range of commercial banking products and other services we offer follows.
Lending Activities.   We offer a full range of lending products, including commercial and multi-family real estate loans (including owner-occupied and investor real estate loans), commercial and industrial loans (including equipment loans and working capital lines of credit), SBA loans, construction and land loans, agriculture-related loans and consumer loans. Our preference is for owner-occupied real estate and commercial and industrial loans. We also offer consumer loans predominantly as an accommodation to our commercial clients, which include installment loans, unsecured and secured personal lines of credit, and overdraft protection. Lending activities originate from the relationships and efforts of our bankers. We are a preferred lender under the SBA loan program.
We may periodically purchase whole loans and loan participation interests or participate in syndicates originating new loans, including shared national credits, primarily during periods of reduced loan demand in our primary market areas and at times to support our Community Reinvestment Act lending activities. Any such purchases or loan participations are made generally consistent with our underwriting standards; however, the loans may be located outside of our normal lending areas. During the years ended December 31, 2017 and 2016, we purchased $5.8 million and $11.3 million, respectively, of loans and loan participation interests, principally one- to four-family residential loans and multifamily real estate loans.
We are a business-focused community bank, serving small and medium-sized businesses, trade unions and their related businesses, entrepreneurs and professionals located in our markets. We do not target any specific industries or business segments, rather we look to the quality of the client relationship. We attempt to differentiate ourselves by having an attentive and focused approach to our clients and utilizing, to the fullest extent possible, the flexibility that results from being an independently owned and operated bank. We focus on establishing and building strong financial relationships with our clients using a trusted advisor and relationship approach. We emphasize personalized “relationship banking,” where the relationship is predicated on ongoing client contact, client access to decision makers, and our understanding of the clients’ business, market and competition which allows us to better meet the needs of our clients.
At December 31, 2017, we had net loans of  $890.1 million, representing 71.5% of our total assets. Our loan portfolio consisted of the following loans as of December 31, 2017:
Loan Type	Amount	Percent of Total
	(In thousands)
Commercial and industrial	$114,373	12.8%
Real estate:
Residential	84,781	9.5%
Multifamily residential	118,128	13.2%
Owner occupied CRE	256,451	28.7%
Non-owner occupied CRE	297,244	33.2%
Construction and land	22,720	2.5%
Total real estate	779,324	87.1%
Consumer and other	1,096	0.1%
Total loans	894,793	100.0%
Deferred loan fees and costs, net	(469)
Allowance for loan losses	(4,215)
Loans receivable, net	$890,109

For additional information concerning our loan portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Loan Portfolio.”
Concentrations of Credit Risk.   Most of our lending is conducted with businesses and individuals in the San Francisco Bay area. Our loan portfolio consists primarily of commercial real estate loans, including multifamily and construction loans, which totaled $694.5 million and constituted 77.6% of total loans as of December 31, 2017 and commercial and industrial loans, which totaled $114.4 million and constituted 12.8% of total loans as of December 31, 2017. Our commercial real estate loans are generally secured by first liens on real property. The commercial and industrial loans are typically secured by general business assets, accounts receivable inventory and/or the corporate guaranty of the borrower and personal guaranty of its principals. The geographic concentration of our loans subjects our business to the general economic conditions within California, Washington and New Mexico. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover probable incurred losses in our loan portfolio as of December 31, 2017.
Comprehensive risk management practices and appropriate capital levels are essential elements of a sound commercial real estate lending program. A concentration in commercial real estate adds a dimension of risk that compounds the risk inherent in individual loans. Interagency bank guidance on commercial real estate concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards and credit risk review functions. Management believes it has implemented these practices in order to monitor the commercial real estate concentrations in our loan portfolio.
The following table shows at December 31, 2017, the geographic distribution of our loan portfolio in dollar amounts and percentages.
	San Francisco Bay Region(1)		Other California		Total in State of California		All Other States(2)		Total
	Amount	% of Total in Category	Amount	% of Total in Category	Amount	% of Total in Category	Amount	% of Total in Category	Amount	% of Total in Category
	(Dollars in thousands)
Commercial and industrial	$85,243	14.1%	$2,783	2.1%	$88,026	11.9%	$26,347	16.8%	$114,373	12.8%
Real estate:
Residential	63,933	10.6%	6,793	5.1%	70,726	9.6%	14,055	8.9%	84,781	9.5%
Multifamily residential	83,699	13.9%	11,297	8.5%	94,996	12.9%	23,132	14.7%	118,128	13.2%
Owner occupied CRE	171,386	28.4%	48,323	36.1%	219,709	29.8%	36,742	23.4%	256,451	28.7%
Non-owner occupied CRE	183,451	30.3%	61,464	46.0%	244,915	33.2%	52,329	33.3%	297,244	33.2%
Construction and land	15,182	2.5%	2,924	2.2%	18,106	2.5%	4,614	2.9%	22,720	2.5%
Total real estate	517,649	85.7%	130,801	97.9%	648,452	88.0%	130,872	83.2%	779,324	87.1%
Consumer and other	1,069	0.2%	—	0.0%	1,069	0.1%	27	0.0%	1,096	0.1%
Total loans	$603,963	100.0%	$133,584	100.0%	$737,547	100.0%	$157,246	100.0%	$894,793	100.0%

(1)
Includes Alameda, Contra Costa, Solano, Napa, Sonoma, Marin, San Francisco, San Joaquin, San Mateo and Santa Clara counties.

(2)
Includes loans located in the states of New Mexico, Washington and other states. At December 31, 2017, loans in New Mexico and Washington totaled $42.0 million and $87.5 million, respectively.

Large Credit Relationships.   As of December 31, 2017, the aggregate amount of loans to our 10 and 25 largest borrowers (including related entities) amounted to approximately $132.2 million, or 14.8% of total loans, and $229.4 million, or 25.7% of total loans, respectively. The table below shows our five largest borrowing relationships as of December 31, 2017 in descending order. Each of the loans in these borrowing relationships is currently performing in accordance with the loan repayment terms as of December 31, 2017.

		Loan Type
Borrower Type	Number of Loans	Commercial & Industrial	CRE Owner Occupied	CRE Non-Owner Occupied	Construction	Total
	(Dollars in thousands)
Commercial real estate investor	3	$—	$—	$15,256	$2,546	$17,802
Commercial real estate investor	9	3,075	10,163	5,727	—	18,965
Individual investor	3	—	9,601	7,381	—	16,982
Individual investor	6	750	1,417	5,999	5,035	13,201
Individual investor	8	3,451	9,308	—	—	12,759
Totals	29	$7,276	$30,489	$34,363	$7,581	$79,709

See also “Risk Factors — Risks Related to Our Business — Our largest loan relationships currently make up a material percentage of our total loan portfolio.”
Loan Underwriting and Approval.   Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. Our current loan origination activities are governed by established policies and procedures intended to mitigate the risks inherent to the types of collateral and borrowers financed by us. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. Our board of directors delegates loan authority up to board-approved limits collectively to our Directors’ loan committee, which is comprised of members of our board of directors, with any loans in excess of that limit requiring approval of the entire board of directors. Our board of directors also delegates limited individual lending authority up to $2.0 million to our Chief Executive Officer, Chief Credit Officer, and the Director of Labor Service Division, and up to $500,000 to our Chief Credit Officer, and, on a further limited basis, to selected credit relationship managers and lending officers in each of our target markets up to $50,000. When the total relationship exceeds an individual’s loan authority, a higher authority or Directors’ loan committee approval is required. Management will continue to seek Directors loan committee approval for higher committee loan authorities in conjunction with the increased capital levels that will result from this offering. The objective of our approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.
Loan decisions are documented as to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Our strategy for approving or disapproving loans is to follow our loan policies and underwriting practices, on a consistent basis, which include:
•
maintaining close relationships among our clients and their designated bankers to ensure ongoing credit monitoring and loan servicing;

•
granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;

•
ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•
developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

•
ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Managing credit risk is an enterprise-wide process. The principal economic risk associated with each category of loans that we make is the creditworthiness of the borrower and the value of the underlying collateral, if any. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. We assess the lending risks, economic conditions and other relevant factors related to the quality of our loan portfolio in order to identify possible credit quality risks. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Our processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our bankers. Our Chief Credit Officer provides Company-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third-party loan review is performed to assist in the identification of problem assets and to confirm our internal risk rating of loans. These credit review consultants review a sample of loans periodically and report the results of their findings to the Audit Committee of the Bank’s board of directors. Results of loan reviews by consultants as well as examination of the loan portfolio by state and federal regulators are also considered by management and the board in determining the level of the allowance for loan losses. We attempt to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.
Our loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower’s income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.
In addition, our loan policies provide the following: guidelines for personal guarantees; an environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for loan losses; and other matters relating to lending practices.
General economic factors affecting a borrower’s ability to repay include interest rates, inflation and unemployment rates, as well as other factors affecting a borrower’s clients, suppliers and employees. The well-established financial institutions in our primary markets make proportionately more loans to medium-to-large-sized businesses than we originate. Many of our commercial loans are, or will likely be, made to small-to-medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers.
Lending Limits.   Our lending activities are subject to a variety of lending limits imposed by federal and state law. In general, we are subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level. The dollar amounts of our lending limit increases or decreases as the Bank’s capital increases or decreases. We are able to sell participations in its larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of its clients requiring extensions of credit in excess of these limits.
Legal lending limits are calculated in conformance with California law, which prohibits a bank from lending to any one individual or entity or its related interests on an unsecured basis any amount that exceeds 15 percent of the sum of such bank’s shareholders’ equity plus the allowance for loan losses, capital notes and any debentures, plus an additional 10 percent for loans on a secured basis. At December 31, 2017, our authorized legal lending limits for loans to one borrower was $17.4 million for unsecured loans and $29.0 million for specific secured loans. We utilize internal limits that are half the prevailing legal limits. Currently, we maintain an in-house limit of  $8.7 million for a unsecured loans and $14.5 million for a secured loan. The legal limit will increase or decrease as the Bank’s capital increases or decreases as a result of its earnings or losses, among other reasons. We have strict policies and procedures in place for the establishment of limits with respect to specific products and businesses and evaluating exceptions to the limits for individual relationships.
Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations follow limits established by applicable law. Exceptions to our policies are allowed only with the prior approval of the Board of Directors and if the borrower exhibits financial strength or sufficient, measurable compensating factors exist after consideration of the loan-to-value ratio, borrower’s financial condition, net worth, credit history, earnings capacity, installment obligations, and current payment history.

Loan Types.   We provide a variety of loans to meet our clients’ needs. The real estate portion of our loan portfolio is comprised of the following: mortgage loans secured typically by commercial and multifamily properties; mortgages and revolving lines of credit secured by equity in residential properties; and construction and land loans. At December 31, 2017, we held $779.3 million in loans secured by real estate, representing 87.1% of total loans receivable, and had undisbursed construction and land commitments of  $23.3 million. The types of our loans are described below:
Commercial Real Estate Loans.   We make commercial real estate loans, which may be owner occupied or non-owner occupied. As of December 31, 2017, owner-occupied commercial real estate loans totaled $256.5 million, or 28.7% of the total loan portfolio, and non-owner occupied commercial real estate loans totaled $297.2 million, or 33.2% of the total loan portfolio. Our commercial real estate loans include loans secured by office buildings, retail facilities, hotels, gas stations convalescent facilities, industrial use buildings, restaurants and multifamily properties. Commercial real estate secured loans generally carry higher interest rates and have shorter terms than one-four family residential real estate loans. Commercial real estate lending typically involves higher loan principal amounts and the repayment of the loan is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to be secured by a property with adequate margins and generally obtain a guarantee from responsible parties. Our commercial real estate loans generally are collateralized by first liens on real estate, have interest rates which may be fixed for three to five years, or adjust annually. Commercial real estate loan terms generally are limited to 15 years or less, although payments may be structured on a longer amortization basis up to 20 years with balloon payments or rate adjustments due at the end of three to seven years. We generally charge an origination fee for our services.
Payments on loans secured by such properties are often dependent on the successful operation (in the case of owner occupied real estate) or management (in the case of non-owner occupied real estate) of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. Commercial real estate loans are underwritten primarily using a cash flow analysis and secondarily as loans secured by real estate. In underwriting commercial real estate loans, we seek to minimize risks in a variety of ways, including giving careful consideration to the property’s age, condition, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis also may include credit verification, reviews of appraisals, environmental hazards or reports, the borrower’s liquidity and leverage, management experience of the owners or principals, economic condition, industry trends and any guarantees, including SBA loan guarantees. At December 31, 2017, $49.0 million of our commercial real estate loans had SBA guarantees. We generally require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners’ personal financial statements. We attempt to limit our risk by analyzing the borrowers’ cash flow and collateral value on an ongoing basis and by an annual review of rent rolls and financial statements. The loan-to-value ratio as established by an independent appraisal typically will not exceed 80% at loan origination and is lower in most cases. At December 31, 2017, the average loan size in our commercial real estate portfolio was approximately $869,000 with a weighted average loan-to-value ratio of 57.1%.
Agriculture is a major industry in the Central Valley, of California, which is one our lending markets. We make agricultural real estate secured loans to borrowers with a strong capital base, sufficient management depth, proven ability to operate through agricultural cycles, reliable cash flows and adequate financial reporting. Generally, our agricultural real estate secured loans amortize over periods of 20 years or less and typically the loan-to-value ratio will not exceed 80% at loan origination, although actual loan-to-value ratios are typically lower. Payments on agricultural real estate secured loans depend, to a large degree, on the results of operations of the related farm entity. The repayment is also subject to other economic and weather conditions, as well as market prices for agricultural products which can be highly volatile. Among the more common risks involved in agricultural lending are weather conditions, disease, water availability and water distribution rights, which can be mitigated through multi-peril crop insurance. Commodity prices also present a risk, which may be managed by the use of set price contracts. As part of our underwriting, the borrower is required to obtain multi-peril crop insurance. Normally, in making agricultural real estate secured loans, our required beginning and projected operating margins provide for reasonable reserves to offset unexpected yield and price deficiencies. We also consider management succession, life insurance and business continuation plans when evaluating agricultural real estate secured loans. At December 31, 2017, our agricultural real estate secured loans, totaled $17.0 million, or 1.9% of our loan portfolio.
The following table presents a breakdown of our commercial real estate loan portfolio at December 31, 2017, and 2016.
	December 31, 2017		December 31, 2016
	Amount	% of Total in Category	Amount	% of Total in Category
	(Dollars in thousands)
Retail	$74,380	11.1%	$53,344	13.9%
Multifamily residential	118,128	17.6%	37,995	10.0%
Hotel/motel	95,295	14.2%	51,375	13.4%
Office	99,187	14.8%	46,011	12.0%
Gas station	69,241	10.3%	48,912	12.7%
Convalescent facility	31,419	4.7%	33,990	8.8%
Industrial	60,751	9.0%	25,180	6.6%
Restaurants	21,438	3.2%	10,659	2.8%
Agricultural real estate	17,037	2.5%	19,954	5.2%
Other	84,946	12.6%	56,857	14.7%
Total	$671,822	100.0%	$384,278	100.0%

We currently target individual commercial real estate loans between $1.0 million and $5.0 million. As of December 31, 2017, the largest commercial real estate loan had a net outstanding balance of $13.0 million and was secured by a first deed of trust on a retail strip center located in Sacramento, California. The largest commercial real estate loan secured by multifamily property as of December 31, 2017, was a 12-unit apartment complex with a net outstanding principal balance of  $5.3 million located in San Francisco, California. Both of these loans were performing according to their respective loan repayment terms as of December 31, 2017.
Construction and Land Loans.   We make loans to finance the construction of residential and non-residential properties. Construction loans include loans for owner occupied single-family homes and commercial projects (such as multi-family housing, industrial, office and retail centers). These loans generally are collateralized by first liens on real estate and typically have a term of less than one year, floating interest rates and commitment fees. Construction loans are typically made to builders/developers that have an established record of successful project completion and loan repayment. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans based on the percentage of completion. Underwriting guidelines for our construction loans are similar to those described above for our commercial real estate lending. Our construction loans have terms that typically range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Construction loans are typically structured with an interest only period during the construction phase. Construction loans are underwritten to either mature, or transition to a traditional amortizing loan, at the completion of the construction phase. The loan-to-value ratio on our construction loans, as established by independent appraisal, typically will not exceed 80% at loan origination and is lower in most cases. At December 31, 2017, we had $22.7 million in construction loans outstanding, representing 2.5% of the total loan portfolio, with $23.3 million in undisbursed commitments. The average loan size in our construction loan portfolio was approximately $711,000 at December 31, 2017, with a weighted average loan-to-value ratio of 53.2%.
On a more limited basis, we also make land loans to developers, builders and individuals to finance the commercial development of improved lots or unimproved land. In making land loans, we follow underwriting policies and disbursement and monitoring procedures similar to those for construction loans. The initial term on land loans is typically one to three years with interest only payments, payable monthly.

Construction and land loans generally involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.
One- to Four-Family Residential Loans.   We do not originate owner-occupied one- to four-family real estate loans. Our one- to four-family real estate loans were either acquired through our mergers with other financial institutions or by purchases of whole loan pools with servicing retained. Generally, these loans were originated to meet the requirements of Fannie Mae, Freddie Mac, the Federal Housing Administration, the U.S. Department of Veterans Affairs and jumbo loans for sale in the secondary market to investors. Our one- to four-family loans do not allow for interest-only payments nor negative amortization of principal and carry allowable prepayment restrictions. At December 31, 2017, our one- to four-family loan portfolio totaled $84.8 million or 9.5% of the total loan portfolio.
We do originate a limited amount of loans secured by second mortgages on residential real estate. Home equity loans and home equity lines of credit generally may have a loan to value of up 80% at the time origination when combined with the first mortgage. The majority of these loans are secured by a first or second mortgage on residential property. Home equity lines of credit allow for a 10 year draw period, with a 10 year repayment period, and the interest rate is generally tied to the prime rate as published by the Wall Street Journal and may include a margin. Home equity loans generally have ten year maturities based on a 30 year amortization. We retain a valid lien on the real estate, obtain a title insurance policy that insures that the property is free from encumbrances and require hazard insurance. As of December 31, 2017, home equity loans and lines of credit totaled $8.2 million or 0.01% of the total loan portfolio. At that date, $2.1 million of such loans were secured by junior liens.
Commercial and Industrial Loans.   We make commercial and industrial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, SBA loans, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower’s ability to service the debt from operating income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our operating lines of credit typically are limited to a percentage of the value of the assets securing the line. Lines of credit and term loans typically are reviewed annually. The terms of our commercial and industrial loans vary by purpose and by type of underlying collateral. We typically make equipment loans for a term of five years or less at fixed or adjustable rates, with the loan fully amortized over the term. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory and personal guarantees of the principals of the business. The interest rates charged on loans vary with the degree of risk and loan amount and are further subject to competitive pressures, money market rates, the availability of funds and government regulations. For loans secured by accounts receivable and inventory, principal is typically repaid as the assets securing the loan are converted into cash (monitored on a monthly or more frequent basis as determined necessary in the underwriting process), and for loans secured with other types of collateral, principal is typically due at maturity. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as an SBA guarantee is obtained. These programs have a further benefit to us in terms of liquidity and potential fee income, since there is an active secondary market which will purchase the guaranteed portion of these loans at a premium.

We also make loans finance the purchase of machinery, equipment and breeding stock, seasonal crop operating loans used to fund the borrower’s crop production operating expenses, livestock operating and revolving loans used to purchase livestock for resale and related livestock production expense. Agricultural operating loans are generally originated at an adjustable- or fixed-rate of interest and generally for a term of up to seven years. In the case of agricultural operating loans secured by breeding livestock and/or farm equipment, such loans are originated at fixed rates of interest for a term of up to five years. We typically originate agricultural operating loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s agricultural business. As a result, the availability of funds for the repayment of agricultural operating loans may be substantially dependent on the success of the business itself and the general economic environment. A significant number of agricultural borrowers with these types of loans may qualify for relief under a chapter of the U.S. Bankruptcy Code that is designed specifically for the reorganization of financial obligations of family farmers and which provides certain preferential procedures to agricultural borrowers compared to traditional bankruptcy proceedings pursuant to other chapters of the U.S. Bankruptcy Code.
As of December 31, 2017, we had $114.4 million of commercial and industrial loans, including $7.6 million of agricultural operating loans.
In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.
Consumer Loans.   We generally make consumer loans as an accommodation to our clients on a case by case basis. These loans represent a small portion of our overall loan portfolio. However, these loans are important in terms of servicing our client’s needs. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than do residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. As of December 31, 2017, consumer loans totaled approximately $1.1 million or 0.1% of the Company’s loan portfolio.
Deposit Products
Our lending and investing activities are primarily funded by deposits. We offer a variety of deposit accounts with a wide range of interest rates and terms including demand, savings, money market and time deposits with the goal of attracting a wide variety of clients. We solicit these accounts from individuals, small to medium-sized businesses, trade unions and their related businesses, associations, organizations and government authorities. Our transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. We employ client acquisition strategies to generate new account and deposit growth, such as client referral incentives, search engine optimization, targeted direct mail and email campaigns, in addition to conventional marketing initiatives and advertising. While we do not actively solicit wholesale deposits for funding purposes and do not partner with deposit brokers, we do participate in the CDARS service via Promontory Interfinancial Network an as option for our clients to place funds. Our goal is to cross-sell our deposit products to our loan clients.
We also offer convenience-related services, including banking by appointment (before or after normal business hours on weekdays and on weekends), online banking services, access to a national automated teller machine network, extended drive-through hours, remote deposit capture, and courier service so that clients’ deposit and other banking needs may be served without the client having to make a trip to the branch. Our full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of client statements, mobile banking solutions for iPhone and Android phones, including remote check deposit with mobile bill pay. We offer debit cards with no ATM surcharges or foreign ATM fees for checking clients, plus night depository, direct deposit, cashier’s and travelers checks and letters of credit, as well as treasury management services, wire transfer services and automated clearing house (“ACH”) services.
We have implemented deposit gathering strategies and tactics which have enabled us to attract and retain deposits utilizing technology to deliver high quality commercial depository (treasury management) services (e.g. remote deposit capture lock box, electronic bill payments wire transfers, direct deposits and automatic transfers) in addition to the traditional generation of deposit relationships performed in conjunction with our lending activities. We offer a wide array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of lockbox, remote deposit capture, positive pay, reverse positive pay, account reconciliation services, zero balance accounts and sweep accounts including loan sweep.
We provide an avenue for large depositors to maintain full FDIC insurance coverage for all deposits up to $50.0 million. Under an agreement with Promontory International Financial Network, we participate in the Certificate of Deposit Account Registry Service (CDARS®) and the Insured Cash Sweep (ICS) money market product. These are deposit-matching programs which distribute excess balances on deposit with us across other participating banks. In return, those participating financial institutions place their excess client deposits with us in a reciprocal amount. These products are designed to enhance our ability to attract and retain clients and increase deposits by providing additional FDIC insurance for large deposits. We also participate in the ICS One-Way Sell program, which allows us to buy cost effective wholesale funding on customizable terms. Due to the nature of the placement of the funds, CDARS® and ICS deposits are classified as “brokered deposits” by regulatory agencies. At December 31, 2017 and 2016, we had $51.3 million and $7.5 million, respectively, in aggregate CDARS® and ICS deposits.
Additionally, we offer escrow services on commercial transactions and facilitate tax-deferred commercial exchanges through the Bank’s division, BES. This affords us a low cost core deposit base. These deposits fluctuate as the sellers of the real estate have up to nine months to invest in replacement real estate to defer the income tax on the property sold. Deposits related to BES totaled $14.1 million at December 31, 2017.
We also from time to time bid for, and accept, deposits from public entities in our markets.
Our Markets
We target our services to small and medium-sized businesses, professional firms, real estate professionals, nonprofit businesses, labor unions and related nonprofit entities and businesses and individual consumers within Northern, Central and Southern California, Seattle, Washington and Albuquerque, New Mexico. We generally lend in markets where we have a physical presence through our branch offices. We operate primarily in the San Francisco-Oakland-Hayward, California MSA with additional operations in the Los Angeles-Long Beach-Anaheim, California MSA, with Northern California responsible for 67.5% and Southern California responsible for 14.9% of our loan portfolio as of December 31, 2017.
A majority of our branches are located in the San Francisco Bay Area which includes/in the counties of Alameda, Contra Costa, Marin, Napa, San Francisco, San Mateo, Santa Clara, Solano, and Sonoma

counties, in California. The greater San Francisco Bay area contains two significant MSAs — the San Francisco-Oakland-Hayward MSA and the San Jose-Sunnyvale-Santa Clara MSA. With a population of approximately 4.7 million, the San Francisco-Oakland-Hayward MSA represents the second most populous area in California and the twelfth largest in the United States. In addition to its current size, the market also demonstrates key characteristics we believe provide the opportunity for additional growth, including projected population growth of 5.9% through 2022 versus the national average of 3.7%, a median household income of  $88,685 versus a national average of  $57,462, and the third highest population density in the nation. The San Jose-Sunnyvale-Santa Clara MSA also demonstrates key characteristics that provide us growth opportunities, including a population of approximately 2.0 million, projected population growth of 6.0% through 2022, and a median household income of  $101,689.
We operate two branch offices and one loan production office in the Los Angeles-Long Beach-Anaheim, California MSA. The greater Los Angeles area is one of the most significant business markets in the world and with an estimated gross domestic product of approximately $1 trillion it would rank as the 16th largest economy in the world. The Los Angeles-Long Beach-Anaheim, California MSA maintains a population of approximately 13.5 million, the most populous area in California and the second largest in the United States. We believe the market’s projected population growth of 4.2% through 2022, its median household income of  $64,343, large concentration of small- and medium-sized businesses, and its highest population density in the nation position the area as an attractive market in which to expand operations.
We serve the Sacramento-Roseville-Arden-Arcade MSA through one branch office. With a population of approximately 2.3 million, the Sacramento-Roseville-Arden-Arcade MSA includes the City of Sacramento, the state capital of California. The population is projected to grow 5.1% through 2022 and the median household income is approximately $63,727. State, local, and local government make up the largest employers, while transportation, health services, technology, agriculture and mining are important industries for the region.
We serve the Stockton-Lodi MSA in central California though two branches. The market area has a population of approximately 740,596, which is projected to grow 5.4% through 2022, and a median household income of approximately $56,705. The area has a diverse industry mix, including agriculture, e-fulfillment centers, advanced manufacturing, data centers/call centers, and service industries.
We serve the Seattle-Tacoma-Bellevue MSA, which includes King County (which includes the city of Seattle), through our branch in Seattle. King County has the largest population of any county in the state of Washington, covers approximately 2,100 square miles, and is located on Puget Sound. It had approximately 2.2 million residents, which is projected to grow 7.5% through 2022, and a median household income of approximately $81,089. King County has a diversified economic base with many employers from various industries including shipping and transportation (Port of Seattle, Paccar, Inc. and Expeditors International of Washington, Inc.), retail (Amazon.com, Inc., Starbucks Corp. and Nordstrom, Inc.) aerospace (the Boeing Company) and computer technology (Microsoft Corp.) and biotech industries.
We serve Albuquerque, New Mexico the most populous city in the state of New Mexico through the branch office we recently acquired in the United Business Bank, FSB acquisition. The Albuquerque MSA has a population of approximately 911,171, ranking it as the 60th MSA in the country. The Albuquerque MSA population is projected to grow approximately 1.7% through 2022 and its median household income is approximately $50,192. Top industries in Albuquerque include aerospace and defense (Honeywell), energy technology including solar energy (SCHOTT Solar), and semiconductor and computer chip manufacturing (Intel Corp).
Investments
In addition to loans, we make other investments that conform to our investment policy as set by its board of directors. The primary objectives of our investment policy are to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. As of December 31, 2017, our investment portfolio totaled $40.5 million, with an average yield of 2.07% and an estimated duration of approximately 3.7 years.

We employ professional investment advisory firms to assist in the management of our investment portfolio to enhance our yield and facilitate use of modeling and administration. While our investments are made by our Chief Financial Officer, our Bank’s board of directors and Asset/Liability Management Committee remain responsible for the regular review of our investment activities, the review and approval of our investment policy and ensuring compliance with our investment policy.
Our investment policy outlines investment type limitations, security mix parameters, authorization guidelines and risk management guidelines. The policy authorizes us to invest in a variety of investment securities, subject to various limitations. Our current investment portfolio consists of obligations of the U.S. Treasury and other U.S. government agencies or sponsored entities, including mortgage-backed securities, collateralized mortgage obligations and municipal securities.
Competition
The financial services industry is highly competitive as we compete for loans, deposits and client relationships in our market. We compete for loans, deposits, and financial services in all of our principal markets. We compete directly with other bank and nonbank institutions, including credit unions, located within our markets, Internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve our markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current clients, make new loans and obtain new deposits, increase the scope and sophistication of services offered and offer competitive interest rates paid on deposits and charged on loans.
In commercial banking, we face competition to underwrite loans to sound, stable businesses and real estate projects at competitive price levels that make sense for our business and risk profile. Our major competitors include larger national, regional and local financial institutions that may have the ability to make loans on larger projects than we can or provide a larger mix of product offerings. We also compete with smaller local financial institutions that may have aggressive pricing and unique terms on various types of loans and, increasingly, financial technology platforms that offer their products exclusively through web-based portals.
In retail banking, we primarily compete for deposits with national and local banks and credit unions that have visible retail presence and personnel in our market areas. The primary factors driving competition for deposits are client service, interest rates, fees charged, branch location and hours of operation and the range of products offered. We compete for deposits by advertising, offering competitive interest rates and seeking to provide a higher level of personal service.
Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives, and lower origination and operating costs. Some of our competitors have been in business for a long time and have an established client base and name recognition. We believe that our competitive pricing, personalized service, and community involvement enable us to effectively compete in the communities in which we operate.
Legal Proceedings
We operate in a highly regulated environment. From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.
Nevertheless, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.
Employees
As of December 31, 2017, we had approximately 158 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement.

Properties
Our principal executive offices are located at 500 Ygnacio Valley Road, Suite 200, Walnut Creek, California 94596. Including our principal executive offices, we currently operate a total of seventeen full service banking branches consisting of branch offices in Oakland, Castro Valley, Mountain View, Napa, Stockton, Waterloo, Pleasanton, Livermore, San Jose, Long Beach, Sacramento, San Francisco, and Glendale, California, Seattle, Washington and Albuquerque, New Mexico. In addition, we have one loan production office in Los Angeles, California. Many of our branches are equipped with automated teller machines and drive-through facilities. We believe all of our facilities are suitable for our operational needs. The following table summarizes pertinent details of our principal executive offices and branches, as of December 31, 2017.
Office Location	Owned/Leased
San Francisco Bay Area, California
500 Ygnacio Valley Rd, Suites 130, 200, 350 and 390 Walnut Creek, CA	Leased
3895 E Castro Valley, Suite A Castro Valley, CA	Leased
700 E El Camino Real, Suite 110 Mountain View, CA	Leased
960 School St Napa, CA	Leased
155 Grand Ave, Suite 105 Oakland, CA	Leased; Closed 1/19/18
100 Hegenberger Rd Oakland, CA	Owned
465 Main St Pleasanton, CA	Leased
2300 First St, Suite 100 Livermore, CA	Leased
1150 S Bascom Ave, Suite 29 San Jose, CA	Leased; Closed 3/30/18
2 Harrison St, Suite 158 San Francisco, CA	Leased
2250 N First St, Suite 102 San Jose, CA	Leased
Central Valley, California
22 W Yokuts Ave Stockton, CA	Leased
4426 E Waterloo Rd Stockton, CA	Leased
2815 J St Sacramento, CA	Leased

Office Location	Owned/Leased
Southern California
330 N Brand Blvd, Suite 120 Glendale, CA	Leased
3750 Kilroy Airway Way, Suite 130 Long Beach, CA	Leased
3530 Wilshire Blvd, Suite 1400 Los Angeles, CA	Leased
Washington
14900 Interurban Ave S, Suite 150 Seattle, WA	Leased
520 Pike St, Suite 2750 Seattle, WA	Leased
New Mexico
1500 Mercantile Ave NE Albuquerque, NM	Owned
Corporate Information
Our principal executive offices are located at 500 Ygnacio Valley Road, Suite 200, Walnut Creek, California 94596 and our telephone number is (925) 476-1800. Our website is www.unitedbusinessbank.com. We expect to make our periodic reports and other information filed with, or furnished to, the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information on, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

SUPERVISION AND REGULATION
BayCom and United Business Bank are subject to significant regulation by federal and state laws and regulations, and the policies of applicable federal and state banking agencies. The following discussion of particular statutes and regulations affecting BayCom and the Bank is only a brief summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.
There are also a variety of federal and state statutes that restrict the acquisition of control of bank holding companies and California-chartered banks.
United Business Bank
General:   As state-chartered, federally insured commercial bank, the Bank is subject to extensive regulation and must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. As a California chartered bank, the Bank is subject to primary supervision, periodic examination, and regulation by the DBO and by the Federal Reserve, as its primary federal regulator. The Bank’s relationship with depositors and borrowers also is regulated to a great extent by both federal and state law, especially in such matters as the ownership of deposit accounts and the form and content of mortgage and other loan documents.
Federal and state banking laws and regulations govern all areas of the operation of the Bank, including reserves, loans, investments, deposits, capital, issuance of securities, payment of dividends and establishment of branches. Bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payments should be deemed to constitute an unsafe and unsound practice and in other circumstances. The Federal Reserve as the primary federal regulator of BayCom and the Bank has authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.
The laws and regulations affecting banks and bank holding companies have changed significantly, particularly in connection with the enactment of the Dodd-Frank Act. Among other changes, the Dodd-Frank Act established the CFPB as an independent bureau of the Federal Reserve. The CFPB assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements. Any change in applicable laws, regulations, or regulatory policies may have a material effect on our business, operations, and prospects. We cannot predict the nature or the extent of the effects on our business and earnings that any fiscal or monetary policies or new federal or state legislation may have in the future.
State Regulation and Supervision:   As a California-chartered commercial bank with branches in the States of California, New Mexico and Washington, the Bank is subject not only to the applicable provisions of California law and regulations, but is also subject to applicable New Mexico and Washington law and regulations. These state laws and regulations govern the Bank’s ability to take deposits and pay interest thereon, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its clients and to establish branch offices.
Deposit Insurance:   The Deposit Insurance Fund of the FDIC insures deposit accounts of the Bank up to $250,000 per separately insured depositor. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions.
The Dodd-Frank Act requires the FDIC’s deposit insurance assessments to be based on assets instead of deposits. The FDIC has issued rules which specify that the assessment base for a bank is equal to its total average consolidated assets less average tangible capital. As of December 31, 2017, assessment rates ranged from 3 to 30 basis points for all institutions, subject to adjustments for unsecured debt issued by the institution, unsecured debt issued by other FDIC-insured institutions, and brokered deposits held by the institution). The FDIC also imposed a 4.5 basis point surcharge on assessment rates for all large banks, defined as insured depository institutions that report total consolidated assets of  $10 billion or more for four consecutive quarters. The 4.5 basis point surcharge is applied to the assessment base in excess of $10 billion. The surcharge will be in place until the FDIC reserve ratio reaches 1.35%. When the reserve ratio reaches 1.38%, small banks will receive certain credits applicable to their assessments. If the FDIC reserve ratio does not reach 1.35% by December 31, 2018, the FDIC will impose a shortfall assessment on all large banks in the first quarter of 2019.

Under the current rules, when the reserve ratio for the prior assessment period is equal to, or greater than 2.0% and less than 2.5%, assessment rates will range from two basis points to 28 basis points and when the reserve ratio for the prior assessment period is greater than 2.5%, assessment rates will range from one basis point to 25 basis points (in each case subject to adjustments as described above for current rates). No institution may pay a dividend if it is in default on its federal deposit insurance assessment.
The FDIC also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious risk to the deposit insurance fund.
The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances which would result in termination of the deposit insurance of the Bank.
Standards for Safety and Soundness:   The federal banking regulatory agencies have prescribed, by regulation, guidelines for all insured depository institutions relating to internal controls, information systems and internal audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions. Each insured depository institution must implement a comprehensive written information security program that includes administrative, technical, and physical safeguards appropriate to the institution’s size and complexity and the nature and scope of its activities. The information security program must be designed to ensure the security and confidentiality of client information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any client, and ensure the proper disposal of client and consumer information. Each insured depository institution must also develop and implement a risk-based response program to address incidents of unauthorized access to client information in client information systems. If the FDIC determines that an institution fails to meet any of these guidelines, it may require an institution to submit to the FDIC an acceptable plan to achieve compliance.
Capital Requirements:   Bank holding companies, such as BayCom, and federally insured financial institutions, such as the Bank, are required to maintain a minimum level of regulatory capital.
BayCom and the Bank are subject to capital regulations adopted by the Federal Reserve effective January 1, 2015 (with some changes transitioned into full effectiveness over several years), which establish minimum required ratios for common equity Tier 1 (“CET1”) capital, Tier 1 capital, and total capital and the leverage ratio; risk-weightings of certain assets and other items for purposes of the risk-based capital ratios; a required capital conservation buffer over the required capital ratios; and define what qualifies as capital for purposes of meeting the capital requirements. These regulations implement the regulatory capital reforms required by the Dodd-Frank Act and the “Basel III” requirements.
Under the capital regulations, the minimum capital ratios are: (1) a CET1 capital ratio of 4.5% of risk-weighted assets; (2) a Tier 1 capital ratio of 6.0% of risk-weighted assets; (3) a total risk-based capital ratio of 8.0% of risk-weighted assets; and (4) a leverage ratio (the ratio of Tier 1 capital to average total consolidated assets) of 4.0%. CET1 generally consists of common stock; retained earnings; accumulated other comprehensive income (“AOCI”) unless an institution elects to exclude AOCI from regulatory capital; and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the allowance for loan and lease losses up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital.
There were a number of changes in what constitutes regulatory capital compared to the rules in effect prior to January 1, 2015, some of which are subject to transition periods. These changes include the phasing-out of certain instruments as qualifying capital and eliminate or significantly reduce the use of hybrid capital instruments, especially trust preferred securities, as regulatory capital. Trust preferred securities issued by a company, such as the Company, with total consolidated assets of less than $15 billion before May 19, 2010 and treated as regulatory capital are grandfathered, but any such securities issued later are not eligible as regulatory capital under the new regulations. If an institution grows above $15 billion as a result of an acquisition, the trust preferred securities are excluded from Tier 1 capital and instead included in Tier 2 capital. Mortgage servicing assets and deferred tax assets over designated percentages of CET1 are deducted from capital. In addition, Tier 1 capital includes AOCI, which includes all unrealized gains and losses on available for sale debt and equity securities. However, because of our asset size, we were eligible for the one-time option of permanently opting out of the inclusion of unrealized gains and losses on available for sale debt and equity securities in our capital calculations, which we elected to do.
For purposes of determining risk-based capital, assets and certain off-balance sheet items are risk-weighted from 0% to 1,250%, depending on the risk characteristics of the asset or item. The regulations changed certain risk-weightings compared to the earlier capital rules, including a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and for non-residential mortgage loans that are 90 days past due or otherwise in nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (up from 0%); and a 250% risk weight (up from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital.
In addition to the minimum CET1, Tier 1, leverage ratio and total capital ratios, BayCom and the Bank must maintain a capital conservation buffer consisting of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum risk-based capital levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. The new capital conservation buffer requirement was phased in beginning on January 1, 2016 when a buffer greater than 0.625% of risk-weighted assets was required, which amount will increase each year by 0.625% until the buffer requirement is fully implemented on January 1, 2019.
To be considered “well capitalized,” a bank holding company must have, on a consolidated basis, a total risk-based capital ratio of 10.0% or greater and a Tier 1 risk-based capital ratio of 6.0% or greater and must not be subject to an individual order, directive or agreement under which the Federal Reserve requires it to maintain a specific capital level. To be considered “well capitalized,” a depository institution must have a Tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0%, a CET1 capital ratio of at least 6.5% and a leverage ratio of at least 5.0% and not be subject to an individualized order, directive or agreement under which its primary federal banking regulator requires it to maintain a specific capital level.
Prompt Corrective Action:   Federal statutes establish a supervisory framework for FDIC-insured institutions based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution’s category depends upon where its capital levels are in relation to relevant capital measures. The well-capitalized category is described above. An institution that is not well capitalized is subject to certain restrictions on brokered deposits, including restrictions on the rates it can offer on its deposits generally. To be considered adequately capitalized, an institution must have the minimum capital ratios described above. Any institution which is neither well capitalized nor adequately capitalized is considered undercapitalized.
Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by the Bank to comply with applicable capital requirements would, if not remedied, result in progressively more severe restrictions on its activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

As of December 31, 2017, BayCom and the Bank each met the requirements to be “well capitalized” and the fully phased-in capital conservation buffer requirement. For additional information, see Note 17, Regulatory Matters, of the Notes to the Consolidated Financial Statements.
Commercial Real Estate Lending Concentrations:   The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank’s commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the FDIC and other bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:
•
Total reported loans for construction, land development and other land represent 100% or more of the bank’s total regulatory capital; or

•
Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank’s total regulatory capital or the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

The guidance provides that the strength of an institution’s lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy. As of December 31, 2017, the Bank’s aggregate recorded loan balances for construction, land development and land loans were 19.7% of total regulatory capital. In addition, at December 31, 2017, the Bank’s commercial real estate loans as calculated in accordance with regulatory guidance were 382.0% of total regulatory capital. The Bank believes that the guidelines are applicable to it, as it has a relatively high concentration in commercial real estate loans. The Bank and its board of directors have discussed the guidelines and believe that the Bank’s underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are sufficient to address the guidelines.
Activities and Investments of Insured State-Chartered Financial Institutions:    California-chartered banks have powers generally comparable to those of national banks. Federal law generally limits the activities and equity investments of FDIC insured, state-chartered banks to those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in a subsidiary, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, (3) acquiring up to 10% of the voting stock of a company that solely provides or re-insures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met.
Environmental Issues Associated With Real Estate Lending:   The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) is a federal statute that generally imposes strict liability on all prior and present “owners and operators” of sites containing hazardous waste. However, Congress acted to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including the Bank, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

Federal Reserve System:   The Bank is a member of the Federal Reserve Bank (“FRB”) of San Francisco. As a member of the FRB, the Bank is required to own stock in the FRB of San Francisco based on a specified ratio relative to our capital. FRB stock is carried at cost and may be sold back to the FRB at its carrying value. The FRB requires that all depository institutions maintain reserves on transaction accounts or non-personal time deposits. These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank. Interest-bearing checking accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits at a bank. At December 31, 2017, the Bank’s deposits with the FRB and vault cash exceeded its reserve requirements.
Affiliate Transactions:   BayCom and the Bank are separate and distinct legal entities. The Bank is an affiliate of BayCom (and any non-bank subsidiary of BayCom) is an affiliate of the Bank. Federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates. Transactions deemed to be a “covered transaction” under Section 23A of the Federal Reserve Act between a bank and an affiliate are limited to 10% of the bank’s capital and surplus and, with respect to all affiliates, to an aggregate of 20% of the bank’s capital and surplus. Further, covered transactions that are loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that covered transactions and certain other transactions listed in Section 23B of the Federal Reserve Act between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.
Community Reinvestment Act:   The Bank is subject to the provisions of the Community Reinvestment Act of 1977 (CRA), which requires the appropriate federal bank regulatory agency to assess a bank’s performance under the CRA in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, a bank’s CRA performance rating must be considered in connection with a bank’s application to, among other things, to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. The Bank received a “satisfactory” rating during its most recently completed CRA examination.
Dividends:   Dividends from the Bank constitute the major source of funds available for dividends which may be paid to Company shareholders. The amount of dividends payable by the Bank to the Company depend upon their earnings and capital position, and is limited by federal and state laws, regulations and policies, including the capital conservation buffer requirement. According to California law, neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of  (i) the bank’s retained earnings or (ii) the bank’s net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank during such period. Notwithstanding the foregoing, a bank may, with the prior approval of the DBO, make a distribution to the shareholders of the bank in an amount not exceeding the greatest of: (i) the bank’s retained earnings; (ii) the net income of the bank for its last fiscal year; or (iii) the net income of the bank for its current fiscal year. Dividends payable by the Bank can be limited or prohibited if the Bank does not meet the capital conservation buffer requirement. Federal law further provides that no insured depository institution may make any capital distribution (which includes a cash dividend) if, after making the distribution, the institution would be “undercapitalized,” as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice and failure to meet the capital conservation buffer requirement will result in restrictions on dividends.
Privacy Standards:   The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (GLBA) modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. The Bank is subject to FDIC regulations implementing the privacy protection provisions of the GLBA. These regulations require the Bank to disclose its privacy policy, including informing consumers of their information sharing practices and informing consumers of their rights to opt out of certain practices.
Anti-Money Laundering and Client Identification:   The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”)

was signed into law on October 26, 2001. The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new financial accounts, and, effective in 2018, the beneficial owners of accounts. Bank regulators are directed to consider an institution’s effectiveness in combating money laundering when ruling on Bank Holding Company Act and Bank Merger Act applications. The Bank’s policies and procedures comply with the requirements of the USA Patriot Act.
Other Consumer Protection Laws and Regulations:   The Dodd-Frank Act established the CFPB and empowered it to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. Banks are subject to consumer protection regulations issued by the CFPB, but as a financial institution with assets of less than $10 billion, the Bank is generally subject to supervision and enforcement by the Federal Reserve and the DBO with respect to our compliance with consumer financial protection laws and CFPB regulations.
The Bank is subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of their business relationships with consumers. While the list set forth below is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfers Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages, and the loss of certain contractual rights.
BayCom Corp
General:   BayCom, as sole shareholder of the Bank, is a bank holding company registered with the Federal Reserve. Bank holding companies are subject to comprehensive regulation by the Federal Reserve under the BHCA, and the regulations of the Federal Reserve. We are required to file quarterly reports with the Federal Reserve and provide additional information as the Federal Reserve may require. The Federal Reserve may examine us, and any of our subsidiaries, and charge us for the cost of the examination. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. BayCom will also be required to file certain reports with, and otherwise comply with the rules and regulations of the SEC.
The Bank Holding Company Act:   Under the BHCA, we are supervised by the Federal Reserve. The Federal Reserve has a policy that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, the Dodd-Frank Act and earlier Federal Reserve policy provide that a bank holding company should serve as a source of strength to its subsidiary banks by having the ability to provide financial assistance to its subsidiary banks during periods of financial distress to the banks. A bank holding company’s failure to meet its obligation to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve’s regulations or both. No regulations have yet been proposed by the Federal Reserve to implement the source of strength provisions of the Dodd-Frank Act. BayCom and any subsidiaries that it may control are considered “affiliates” of the Bank within the meaning of the Federal Reserve Act, and transactions between the Bank and affiliates are subject to numerous restrictions. With some exceptions, BayCom and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by BayCom or by its affiliates.
Acquisitions:   The BHCA prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Under the BHCA, the Federal Reserve may approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. These activities include: operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers’ checks and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for clients.
Federal Securities Laws:    BayCom’s common stock will be registered with the SEC under Section 12(b) of the Securities Exchange Act of 1934, as amended. We will be subject to information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934 (the Exchange Act).
The Dodd-Frank Act:   On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank-Act imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions and implements new capital regulations for BayCom and the Bank are subject to and that are discussed above under the section entitled “Capital Requirements.”
In addition, among other changes, the Dodd-Frank Act requires public companies to (i) provide their shareholders with a non-binding vote (a) at least once every three years on the compensation paid to executive officers and (b) at least once every six years on whether they should have a “say on pay” vote every one, two or three years; (ii) have a separate, non-binding shareholder vote regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments; (iii) provide disclosure in annual proxy materials concerning the relationship between the executive compensation paid and the financial performance of the issuer; and (iv) disclose the ratio of the Chief Executive Officer’s annual total compensation to the median annual total compensation of all other employees. BayCom as an “emerging growth company,” unlike other public companies that are not emerging growth companies under the JOBS Act, will not be required to comply with the foregoing disclosure requirements for as long as it maintains its emerging growth company status. We will remain an emerging growth company until the earliest of  (i) the end of the fiscal year during which we have total annual gross revenues of  $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.
The regulations to implement the provisions of Section 619 of the Dodd-Frank Act, commonly referred to as the Volcker Rule, contain prohibitions and restrictions on the ability of financial institutions holding companies and their affiliates to engage in proprietary trading and to hold certain interests in, or to have certain relationships with, various types of investment funds, including hedge funds and private equity funds. BayCom is continuously reviewing its investment portfolio to determine if changes in its investment strategies are in compliance with the various provisions of the Volcker Rule regulations.
For certain provisions of the Dodd-Frank Act, implementing regulations have not been promulgated, so the full impact of the Dodd-Frank Act on cannot be determined at this time.
Sarbanes-Oxley Act of 2002:   As a public company that will file periodic reports with the SEC, under the Exchange Act, BayCom will be is subject to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), which addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. Our policies and procedures are designed to comply with the requirements of the Sarbanes-Oxley Act. See also, “Implications of Being an Emerging Growth Company.”
Interstate Banking and Branching:   The Federal Reserve must approve an application of a bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the holding company’s home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. Nor may the Federal Reserve approve an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. Federal law does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the federal law.
The federal banking agencies are generally authorized to approve interstate merger transactions without regard to whether the transaction is prohibited by the law of any state. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions are subject to the nationwide and statewide insured deposit concentration amounts described above. Under the Dodd-Frank Act, the federal banking agencies may generally approve interstate de novo branching.
Dividends:   The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses its view that although there are no specific regulations restricting dividend payments by bank holding companies other than state corporate laws, a bank holding company must maintain an adequate capital position and generally should not pay cash dividends unless the company’s net income for the past year is sufficient to fully fund the cash dividends and that the prospective rate of earnings appears consistent with the company’s capital needs, asset quality, and overall financial condition. The Federal Reserve policy statement also indicates that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. As described above under “Capital Requirements,” the capital conversion buffer requirement can also restrict BayCom’s and the Bank’s ability to pay dividends. In addition, under federal law, a member bank, such as the Bank, may not declare or pay a dividend if the total of all dividends declared during the calendar year, including a proposed dividend, exceeds the sum of the Bank’s net income during the calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Federal Reserve.
Stock Repurchases:   A bank holding company, except for certain “well-capitalized” and highly rated bank holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our directors and executive officers.
Name	Age	Position(s) Held	Director Since(1)	Term Expires
DIRECTORS
Lloyd W. Kendall, Jr.	71	Chairman of the Board	2004	2018
George J. Guarini	64	President, Chief Executive Officer and Director	2004	2018
James S. Camp	66	Director	2004	2018
Harpreet S. Chaudhary	56	Director	2011	2018
Rocco Davis	59	Director	2017	2018
Malcolm F. Hotchkiss	69	Director	2017	2018
Robert G. Laverne, MD	69	Director	2004	2018
David M. Spatz	70	Director	2004	2018
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
Janet L. King	55	Sr. Executive Vice President and Chief Operating Officer	N/A	N/A
Keary L. Colwell	58	Sr. Executive Vice President, Chief Financial Officer and Secretary	N/A	N/A
Izabella L. Zhu(2)	39	Executive Vice President and Chief Risk Officer	N/A	N/A
David J. Funkhouser(2)	62	Executive Vice President and Chief Credit Officer	N/A	N/A
Charles Yun(2)	49	Executive Vice President and Chief Lending Officer	N/A	N/A
Mary Therese Curley(2)	60	Executive Vice President, Director of Labor Service Division	N/A	N/A

(1)
Includes years of service on the Board of United Business Bank (formerly known as Bay Commercial Bank).

(2)
Executive officers of United Business Bank only.

Business Background of Our Directors
The business experience of each director of BayCom for at least the past five years and the experience, qualifications, attributes, skills and area of expertise of each director that supports his or her service as a director are set forth below. Unless otherwise indicated, the director has held his or her position for at least the past five years.
George J. Guarini:   Mr. Guarini is currently the President and Chief Executive Officer of BayCom and United Business Bank (formerly known as Bay Commercial Bank). Prior to opening the Bank in 2004, Mr. Guarini was the Senior Vice President and Senior Lending Officer of Summit Bank, a community bank headquartered in Oakland, California. In addition to serving as the Senior Vice President and Senior Lending Officer of Summit Bank from 2000 to 2003, Mr. Guarini served as the Bank’s acting president between August 2001 and August 2002. From 1994 to 1999, Mr. Guarini enjoyed a career with Imperial Capital based in Glendale, California, where he began as Senior Vice President and was charged with resolving significant loan portfolio weakness. In 1995, following a successful initial public offering by ITLA Capital Corporation, parent of Imperial Capital Bank, he was appointed the Bank’s Chief Lending Officer. In 1997, Mr. Guarini served as the founding Chief Executive Officer of ITLA Funding Corporation, a wholly owned subsidiary of ITLA Capital Corporation. Prior to joining Imperial Capital Bank, Mr. Guarini held the position of Senior Vice President for California Republic Bank from 1991 to 1994.

Mr. Guarini earned his Bachelor of Arts degree in Economics from Rutgers University. Mr. Guarini’s qualifications to serve as a member of our board of directors include more than 30 years of experience in the banking industry, holding key executive and senior level management positions with national and regional financial institutions.
Lloyd W. Kendall, Jr.:   Mr. Kendall is a lawyer, practicing in the Bay Area since 1978 and specializing in real estate and tax law. His specialty is tax free exchanges and related areas of the law. He received much of his tax law education through his employment with the U.S. Treasury Department, Internal Revenue Service. Mr. Kendall formed and owned Lawyers Asset Management, Inc., acting as “Qualified Intermediary” for tax free exchanges under Section 1031(a) of the Internal Revenue Code, until 2006 when his company merged with Commercial Capital Bank. He also served as tax counsel for several title companies and was the President of Equity Investment Exchange, Inc., a competitor owned by Mercury Title Companies of Colorado. He has lectured extensively throughout the U.S. providing continuing education for lawyers and realtors. Mr. Kendall’s qualifications to serve as a member of our board include extensive experience in the areas of real estate and tax matters.
James S. Camp:   Mr. Camp is the President of the S.A. Camp Companies, a closely held company incorporated in 1932. Mr. Camp has served as the company’s President since 1979. Mr. Camp has over 28 years of bank director experience, having served as a director of California Republic Bank from 1980 to 1994, including as Vice Chairman of the Board and Chairman of the Executive Committee of the Board (1985 – 1992) and as Chairman of the Board (1992 – 1994). Mr. Camp received a B.S. in Finance from the University of Southern California in 1973. In 1976, Mr. Camp was awarded a J.D. degree from the University of Santa Clara School of Law. In 1977, Mr. Camp received an L.L.M. in Taxation from New York University School of Law. Mr. Camp has been a member of the State Bar of California since 1976. Mr. Camp’s qualifications to serve as a member of our board include over 38 years of management and advisory experience, as well as over 28 years of service as a bank director.
Harpreet S. Chaudhary:   Mr. Chaudhary is a Certified Public Accountant (CPA) and a Certified Financial Planner (CFP) serving as the president of Area Financial Services, Inc., which provides accounting, wealth planning, tax planning and preparation services for high net worth individuals and small business owners in the Bay Area for over 25 years. Mr. Chaudhary is a California licensed realtor and owns and manages various commercial retail properties. Mr. Chaudhary is actively involved with various Bay Area charities like Pratham, the Fremont Sikh Gurdwara, Genco and the Punjab Cultural society. Mr. Chaudhary is a graduate of the University of Delhi, India. Mr. Chaudhary’s qualifications to serve as a member of our board include his extensive knowledge in the areas of accounting, business and real estate.
Rocco Davis:   Mr. Davis joined the BayCom board of directors in April 2017, following completion of BayCom’s acquisition of First ULB Corp., where Mr. Davis served on the board of directors of First ULB Corp. since 2014. Mr. Davis joined LIUNA, the Laborers’ International Union of North America, in 1980 as a Tri-Fund Field Coordinator and currently serves as a Vice President of LIUNA and on its General Executive Board. He also acts as LIUNA’s Pacific Southwest Regional Manager which covers the states of Arizona, California, Hawaii, New Mexico and 10 counties in West Texas. He serves as Chairman of the National Alliance for Fair Contracting and serves on numerous other boards. Mr. Davis’ qualifications to serve as a member of our board include his over 17 years of management and advisory experience, as well as his prior service on the board of directors of a regulated financial institution.
Malcolm F. Hotchkiss:   Mr. Hotchkiss had been a Director and the Chief Executive Officer of First ULB Corp. and its subsidiary United Business Bank, FSB, from 1994 until it was acquired by BayCom in April 2017, and has been a banking executive for more than 30 years. Mr. Hotchkiss, since May 2017, has been serving as the Chief Credit Officer of Golden Pacific Bank, a small community bank headquartered in Sacramento, California. Mr. Hotchkiss’ qualifications to serve as a member of our board include more than 30 years of experience in the banking industry, holding key executive and senior level management positions.

Robert G. Laverne, M.D.:   Dr. Laverne is an anesthesiologist at John Muir Medical Center in Walnut Creek, California. Dr. Laverne is also the founder and Managing Member of New Horizons Properties, LLC, a property development company. Dr. Laverne also served as the Chief Financial Officer of Medical Anesthesia Consultants (1988 – 1994) and at present, is a director of Medical Anesthesia Consultants. Dr. Laverne was the Chairman of the Department of Anesthesiology at John Muir Medical Center from 1989 – 1991 and was Chairman of the John Muir Medical Center Physician Credentials Committee from 1994 – 2001. Dr. Laverne received his M.D. degree from the University of California Medical Center, San Francisco, and his B.A. degree from the University of California at Berkeley. Dr. Laverne’s qualifications to serve as a member of our board include his extensive management and advisory experience, holding key board positions, and his experience as a real estate developer.
David M. Spatz:   Mr. Spatz, the President of Spatz Development Co., which owns and operates several income-producing real estate properties, retired from Chevron Corporation in 2000 after 21 years with that corporation. Mr. Spatz held various senior executive positions with Chevron, including General Manager, Chevron Lubricants Worldwide (1999 – 2000), General Manager, Chevron North America Lubricants (1996 – 1999), Managing Director, Chevron Technology Marketing (1992 – 1996), and Business Manager, Chevron Chemical Company (1989 – 1992). Mr. Spatz received a B.S. degree in Chemistry from Clarkson University and a Ph. D. in Chemistry from the University of Michigan. Mr. Spatz’s qualifications to serve as a member of our board include his extensive management and advisory experience, holding key executive and senior level management positions with a Fortune 500 company.
Business Background of Our Executive Officers Who Are Not Directors
The business experience for the past five years of each of our executive officers is set forth below. Unless otherwise indicated, the executive officer has held his or her position for at least the past five years.
Janet L. King:   Ms. King is the Senior Executive Vice President and Chief Operating Officer of BayCom. Ms. King has served as the Chief Operating Officer of United Business Bank (formerly known as Bay Commercial Bank) since its inception in 2004. Ms. King is a member of the executive management team and has over 29 years of banking experience. Prior to joining the Bank, Ms. King was employed by Circle Bank in Novato, California from 1999 – 2004 where she served as the Chief Branch Administrative Officer and was a member of the executive management team. She was responsible for all aspects of operations, including Branch Development, Human Resources, Information Technology and Compliance. Prior to this, Ms. King was the Vice President of Operations for Valencia Bank & Trust in Valencia, California from 1987 – 1998 where she was responsible for Branch Development, Centralized Operations, Information Technology and Deposit Compliance. Ms. King earned her B.S. degree in Business Administration from the University of Phoenix.
Keary L. Colwell:   Ms. Colwell is the Senior Executive Vice President, Chief Financial Officer and Corporate Secretary of BayCom. Ms. Colwell has served as the Chief Financial Officer and Corporate Secretary of United Business Bank (formerly known as Bay Commercial Bank) since inception in 2004, and is presently also the Bank’s Chief Administrative Officer. Ms. Colwell is a member of the executive management team and is responsible for all aspects of accounting and finance functions including financial reporting, asset liability management, and budget and financial planning. She also over sees the Bank’s risk management process. She has over 28 years in banking and finance. Prior to joining the Bank, Ms. Colwell was employed by The San Francisco Company and Bank of San Francisco, where she served as the Executive Vice President and Chief Financial Officer from 1996 through the sale of the company in 2001. Ms. Colwell served as the Vice President/Senior Financial Management of First Nationwide Bank from 1988 – 1992. Prior to joining First Nationwide Bank, Ms. Colwell was the Vice President and Controller at Independence Savings and Loan Association. Ms. Colwell worked in public accounting after graduating from college. She obtained her Certified Public Accountant license in 1984. Ms. Colwell holds a B.S. degree from California State University, Chico.
Izabella L. Zhu:   Ms. Zhu joined the Bank as Chief Risk Officer and a member of the executive management team in September 2013. Ms. Zhu is responsible for developing, coordinating, and maintaining forward looking enterprise risk management framework and programs as the Bank pursues various growth strategies. Prior to joining the Bank, Ms. Zhu was a Senior Financial Institutions Examiner and a founding and inaugural member of the Examiner Council at the California Department of Business

Oversight. She has served as Examiner-in-Charge of various large banks, troubled financial institutions, and trust departments. Prior to that, Ms. Zhu was a financial advisor at Morgan Stanley. Ms. Zhu earned a Master’s degree in Public Administration in International Development from the Kennedy School at Harvard University and a Bachelor’s degree in International Economics from Peking University. Ms. Zhu is also a Certified Fiduciary Investment Risk Specialist.
David Funkhouser:   Mr. Funkhouser has been serving the Bank in the capacity of Executive Vice President and Chief Credit Officer since June 2015. He has over 30 years of experience in banking. Mr. Funkhouser is responsible for the overall management of the Bank’s Credit Quality including oversight of the Credit Administration Department, the underwriting and loan review analysis processes, all functions that provide lending support, direction, credit information, and loan policies, procedures and processes to ensure the overall quality of the Bank’s loan portfolio. Prior to joining the Bank, Mr. Funkhouser was a banking consultant (DJF Consulting LLC) from April 2014 – June 2015 and served as President and CEO at Trans Pacific National Bank from July 2010 – March 2014. Mr. Funkhouser holds a B.A. Degree from California State University, San Jose and earned a graduate certificate from the Pacific Coast Banking School at University of Washington, Seattle, WA.
Charles Yun:   Mr. Yun has been in the banking industry for over 25 years and has served the Bank as its Executive Vice President and Chief Lending Officer since March 2016. Mr. Yun is responsible for growing the Bank’s commercial lending portfolio through a diverse focus on Real Estate and Commercial & Industrial relationships. Prior to joining the Bank, he served as a Senior Vice President at Umpqua Bank from July 2014 – March 2016 and was responsible for the middle market production group in the Bay Area. Mr. Yun served as Division Vice President, Commercial Banking at Stanford Federal Credit Union from May 2011 – July 2014 where he spearheaded the credit union’s commercial banking program. Mr. Yun’s experiences also extend to various positions with Comerica Bank, Silicon Valley Bank and Heritage Bank. Mr. Yun holds a B.S. Degree in Finance from San Jose State University and an MBA in Strategy from Pepperdine University.
Mary Therese (Terry) Curley:   Ms. Curley joined the Bank as Executive Vice President, Director of Labor Service Division in April 2017, in connection with our acquisition of First ULB Corp and its wholly owned subsidiary, United Business Bank, FSB. At the prior bank, Ms. Curley served as EVP/Chief Credit Officer (2012 – 2017), SVP/Credit Administrator (2009 – 2012), Credit Card Administrator (2008 – 2009), SVP/Regional Sales Manager (2005 – 2009), VP/Branch Manager (2000 – 2005) and Business Development Officer (1995 – 2000). In 1992, Ms. Curley received a B.A. in Political, Legal and Economic Analysis from Mills College, Oakland, CA. In 2005, she earned a graduate certificate from the Pacific Coast Banking School at University of Washington, Seattle, WA.
Board Leadership Structure and Qualifications
We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors considers the candidate’s character, judgment, diversity, skills, including financial literacy, and experience in the context of our needs and those of the board of directors. Our board also considers the candidate’s service on boards of other companies and whether such service would impair the candidate’s ability to perform responsibly all director duties for BayCom.
Our board of directors does not have a formal policy requiring the separation of the roles of Chief Executive Officer and Chairman of the Board. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the governance and nominating committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Mr. Guarini serving as our Chief Executive Officer and Mr. Kendall as Chairman of the Board, reinforcing the leadership role of our board of directors in its oversight of our business and affairs.

Director Independence
The rules of the NASDAQ, as well as those of the SEC, impose several requirements with respect to the independence of our directors, including the requirement that at least a majority of the board be “independent” as that term is defined under the applicable rules. Our board of directors has undertaken a review of the independence of each director in accordance with these rules. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Lloyd W. Kendall, Jr., James S. Camp, Harpreet S. Chaudhary, Rocco Davis, Malcolm F. Hotchkiss, Robert G. Laverne, M.D. and David M. Spatz do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.
Committees of Our Board of Directors
Our board of directors has standing audit, compensation and governance and nominating committees. The responsibilities of these committees are described below. Our board of directors may also establish such other committees as it deems appropriate, in accordance with applicable laws and regulations and our corporate governance documents. The following table summarizes the membership of each of the committees of the board of directors.
Director Name	Audit Committee	Compensation Committee	Governance and Nominating Committee
Lloyd W. Kendall, Jr.	X	X	X*
George J. Guarini
James S. Camp		X	X
Harpreet S. Chaudhary	X*	X
Rocco Davis
Malcolm F. Hotchkiss	X	X
Robert G. Laverne, MD	X
David M. Spatz		X*	X

*
Committee Chair

Audit committee.   The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and risk assessment and risk management. Among other things, upon completion of this offering, the audit committee will:
•
annually review the audit committee charter and the committee’s performance;

•
appoint, evaluate and determine the compensation of our independent auditors;

•
review and approve the scope of the annual audit, the audit fee, the financial statements, significant accounting policy changes, material weaknesses identified by outside auditors or the internal audit function and risk management issues;

•
prepare the audit committee report for inclusion in our proxy statement for our annual meeting;

•
review disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;

•
assist the board of directors in monitoring our compliance with applicable legal and regulatory requirements;

•
oversee investigations into complaints concerning financial matters, if any; and

•
review other risks that may have a significant impact on our financial statements.

The audit committee works closely with management as well as our independent auditors. The audit committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage, outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties. The audit committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. Before completion of the offering, the charter will be available on our website at www.unitedbusinessbank.com.
The audit committee is composed solely of members who satisfy the applicable independence, financial literacy and other requirements of the NASDAQ for audit committees, and upon completion of the offering Director Chaudhary will be appointed to serve as the “audit committee financial expert,” as defined by the SEC rules. Each of our audit committee members also qualify as independent directors under the independence requirements of Rule 10A-3 of the Exchange Act.
Compensation committee.   The compensation committee is responsible for discharging the board’s responsibilities relating to compensation of our executive officers and directors. Among other things, upon completion of this offering, the compensation committee will:
•
evaluate human resources and compensation strategies;

•
review and approve objectives relevant to executive officer compensation;

•
evaluate performance and recommends the compensation of the Chief Executive Officer in accordance with those objectives;

•
approve any changes to non-equity-based benefit plans involving a material financial commitment;

•
recommend to the board of directors compensation for directors;

•
prepare the compensation committee report required by SEC rules to be included in our annual report, if any; and

•
evaluate performance in relation to the compensation committee charter.

The compensation committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. Before completion of the offering, the charter will be available on our website at www.unitedbusinessbank.com. The compensation committee will be composed solely of members who satisfy the applicable independence requirements of the NASDAQ for compensation committees.
Governance and nominating committee.   The governance and nominating committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the governance and nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. Among other things, the governance and nominating committee will:
•
identify individuals qualified to be directors consistent with the criteria approved by the board of directors, subject to any waivers granted by the board, and recommend director nominees to the full board of directors;

•
ensure that the audit and compensation committees have the benefit of qualified “independent” directors;

•
oversee management continuity planning;

•
lead the board of directors in its annual performance review; and

•
take a leadership role in shaping the corporate governance of our organization.

The governance and nominating committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. Before completion of the offering, the charter will be available on our website at www.unitedbusinessbank.com. The governance and nominating committee is composed solely of members who satisfy the applicable independence requirements of the NASDAQ for governance and nominating committees.
Board Oversight of Risk Management
Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.
The audit committee of our board of directors oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. The audit committee is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), potential conflicts of interest and engaging as appropriate with the Bank’s risk committee to assess our enterprise-wide risk framework. The compensation committee has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee, in conjunction with our President and Chief Executive Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The governance and nominating committee of our board of directors oversees risks associated with the independence of our board of directors.
Our senior management is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.
The role of our board of directors in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee will be or will have been an officer or employee of BayCom or its subsidiary, United Business Bank. In addition, none of our executive officers serve or have served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Business Conduct and Ethics
Our board of directors has adopt a code of business conduct and ethics (the “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and persons performing similar functions. The Code of Ethics will be available upon written request to Corporate Secretary, BayCom Corp, 500 Ygnacio Valley Road. Suite 200, Walnut Creek, California 94596 and on our website at www.unitedbusinessbank.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
The “named executive officers” of BayCom are George J. Guarini, our Chief Executive Officer, Janet L. King, our Senior Executive Vice President and Chief Operating Officer and Keary L. Colwell, our Senior Executive Vice President, Chief Financial Officer and Corporate Secretary, as of December 31, 2017. The following table presents compensation awarded in the year ended December 31, 2017 to our named executive officers or paid to or accrued for those executive officers for services rendered during 2017.
Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation(2)	Total
George J. Guarini President and CEO	2017	$450,000	$411,122	$112,505	$282,571	$1,256,198
Janet L. King Senior Executive Vice President and COO	2017	$325,000	$212,095	$48,756	$62,049	$647,900
Keary L. Colwell Senior Executive Vice President, CFO and Corporate Secretary	2017	$325,000	$212,095	$48,756	$61,910	$647,761

(1)
The amounts in this column are calculated using the grant date fair value of the award under ASC Topic No. 718, Compensation-Stock Compensation, based on the number of restricted shares awarded and the grant date fair value of the Company’s common stock on the date the award was made. The grant date fair value amount is based on the per share closing price of the Company’s common stock on the date the award was made of  $14.86.

(2)
The amounts represented for the year ended December 31, 2017, consist of the following (no executive officer received personal benefits or perquisites exceeding $10,000 in the aggregate):

Name	401(k) Matching Contribution	Salary Continuation Plan	Premiums on Split-dollar life insurance benefits	Total
George J. Guarini	$24,000	$256,050	$2,521	$282,571
Janet L. King	17,735	44,314	—	62,049
Keary L. Colwell	17,596	44,314	—	61,910
Employment Agreements with Mr. Guarini, Ms. King and Ms. Colwell
We have entered into a three-year employment agreement with each of Mr. Guarini, Ms. King and Ms. Colwell, which agreements were amended and restated effective as of February 22, 2018. The term of each agreement will automatically extend for an additional year on each annual anniversary date of the agreements, unless either party gives notice that the extensions will cease.
Each employment agreement provides for, among other things, a minimum annual base salary of $495,000 for Mr. Guarini and $357,500 for Ms. King and Ms. Colwell (subject to adjustments as may be determined by our board of directors), incentive bonuses, a monthly automobile allowance ($800 in the case of Mr. Guarini and Ms. King, and $500 in the case of Ms. Colwell) and group insurance benefits, as well as a group life insurance benefit payable to the executive’s designated beneficiary in an amount equal to the executive’s then-current annual base salary and participation in any retirement, profit-sharing, salary deferral, medical expense reimbursement and other similar plans we may establish for our employees. Each agreement generally provides for indemnification of the executive to the maximum extent permitted by law and applicable regulations for any expenses incurred by the executive, and for any judgments, awards, fines or penalties imposed against the executive, in any proceeding relating to the executive’s actions (or our actions) while an agent of ours. Each agreement also provides for the advancement of expenses to the executive and coverage under a director and officer liability insurance policy.

Each employment agreement provides for the grant of a restricted stock award in the event the offering is successfully completed for at least $30.0 million of gross proceeds. See “— Equity Awards in Connection with This Offering” for a description of such grants.
Each employment agreement provides for an annual restricted stock grant in the first quarter of each year for a number of shares of common stock equal to 25% (15% for Ms. King and Ms. Colwell) of the executive’s base salary as of the end of the preceding calendar year, divided by the fair market value of our common stock as of the date of grant. These annual grants will vest at the rate of 20% per year over a five-year period, with the initial vesting occurring on the one-year anniversary of the date of grant.
The employment agreements provide that the public offering grants, the annual grants of restricted stock and any other equity awards will become fully vested upon either (1) a termination of the executive’s employment due to death or disability or by the Bank without cause, (2) a change in control as defined in our 2017 Omnibus Equity Incentive Plan (or any applicable subsequent plan) if no replacement award (as defined in the employment agreements) is provided to the executive, or (3) the executive terminates his or her employment for “good reason” as defined below.
Each agreement provides that if, within one year following a change in control, the executive’s employment is terminated without cause or the executive terminates his or her employment for “good reason,” then the executive will be entitled to a lump sum cash severance payment. The severance pay in connection with a change in control would be equal to three times (two times for Ms. King and Ms. Colwell) the sum of  (a) the executive’s then-current base annual salary, (b) any incentive bonus paid to the executive with respect to the preceding year, and (c) the grant date value of the executive’s annual restricted stock award for the year in which the termination occurs or, if the termination occurs before the annual grant is made for such year, the grant date value of the annual restricted stock award for the immediately preceding calendar year. In addition, if we terminate the agreement without cause prior to a change in control, the Bank will (1) pay the aggregate amount in the preceding sentence over 24 months (12 months for Ms. King and Ms. Colwell) in equal monthly installments, and (2) for a period of 24 months in the case of Mr. Guarini and 12 months in the case of Ms. King and Ms. Colwell), continue to provide the executive with health insurance benefits on the same terms as when the executive was employed by us. The term “good reason” means any of the following: (1) a material permanent reduction in the executive’s total compensation or benefits; (2) a material permanent reduction in the executive’s title or responsibilities; or (3) a relocation of the executive’s principal office so that his or her commute distance is increased by more than 40 miles from Walnut Creek, California.
Each employment agreement provides that if the severance payments and benefits to be made thereunder, together with other change in control payments or benefits to the executive, would be deemed to be “parachute payments” under Section 280G of the Code, then the severance under the employment agreements will be reduced by the minimum amount necessary to result in no portion of the change in control payments and benefits being deemed a parachute payment only if doing so would result in a greater net after-tax benefit to the executive. If the executive’s change in control payments and benefits are deemed to be parachute payments and are not reduced, then the executive will be required to pay a 20% excise tax on the amount of his parachute payments in excess of one times the executive’s average taxable income for the preceding five calendar years, and such excess will not be deductible by the Company or the Bank for federal income tax purposes.
Each of the employment agreements also contains (i) a confidentiality provision regarding the use and disclosure of confidential information during the term of employment and for a period one year following termination of employment, and (ii) a client and employee non-solicit for a period of one year following termination of employment.

Annual Bonus
Our named executive officers participate in an annual incentive bonus program, which we refer to as the “Annual Bonus Plan,” which provides for annual cash bonuses to designated senior managers, including all of the named executive officers, upon the achievement of performance goals established by the Bank’s board of directors. The purpose of the Annual Bonus Plan is to provide an incentive for achieving defined target performance goals based on our annual business and profit plan, which we refer to as the “Performance Plan.” The target performance goals in the Performance Plan typically include, but are not limited to, objectives regarding earnings, loan and deposit growth, credit quality, operating efficiency, strategic initiatives and regulatory examinations, and are established annually. Under the Annual Bonus Plan, our named executive officers may earn an annual cash bonus up to a maximum of 150% of his or her target annual incentive award, or may earn no bonus at all if the Company’s actual performance is less than 75% of the target performance goal. The Bank’s board of directors, in its sole discretion, may increase or decrease the actual award earned by an executive under the Annual Bonus Plan. Executives must be employed on the date of payment in order to receive payment of an earned award.
In 2017, target annual incentive awards under the Annual Bonus Plan for our named executive officers were 70% of base salary for Mr. Guarini and 50% of base salary for Ms. King and Ms. Colwell. The annual cash incentives awarded for 2017 performance were $411,122 for Mr. Guarini, $212,095 for Ms. King and $212,095 for Ms. Colwell, representing achievement at 130.5% of their target annual incentive awards. No adjustments up or down were made by the Bank’s board of directors to the 2017 annual cash bonuses earned by the named executive officers. The annual cash incentives awarded for 2017 performance are reflected under the “Bonus” column in the Summary Compensation Table above.
Equity Incentive Plans
In 2017, we adopted, and the existing shareholders of the Company approved, the BayCom Corp 2017 Omnibus Equity Incentive Plan (which we refer to as the 2017 Plan and which was amended and restated effective as of February 22, 2018) in which our employees, executive officers and/or directors and consultants may participate. The 2017 Plan replaced our 2014 Omnibus Equity Incentive Plan (which we refer to as the 2014 Plan), and no further awards are being made under the 2014 Plan. All awards outstanding under the 2014 Plan remain outstanding in accordance with their terms and continue to be governed solely by the terms of the 2014 Plan and the documents evidencing such award.
The 2017 Plan provides for the issuance of up to 450,000 shares of common stock pursuant to awards of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock and stock unit awards, and other forms of equity or cash compensation. As of the date of this prospectus, all 450,000 shares remain available for award under the 2017 Plan. The purpose of the 2017 Plan is to provide selected present and future employees, directors and consultants of the Company and its subsidiaries and affiliates with stock based incentives and other equity interests in the Company, thereby giving them a stake in the growth and prosperity of the Company and encouraging the continuance of their services with the Company.
The maximum aggregate award that may be granted to any individual participant under the 2017 Plan for any fiscal year is limited to the lesser of 50,000 shares of common stock or a fair market value of $2,000,000, provided, however, that no individual director of the Company may be awarded more than 25,000 shares of common stock during a fiscal year. No awards may be granted under the 2017 Plan after October 17, 2027, ten years from the date of board approval of the 2017 Plan, subject to earlier termination.
The 2017 Plan is administered by the Compensation Committee of the board of directors of the Company. The Compensation Committee has the ability to make awards under the 2017 Plan, and to select employees, directors and consultants who may participate in the 2017 Plan, determine the amount and types of awards, and determine the terms and conditions of awards; determine whether or not a change of control shall have occurred; construe and interpret the 2017 Plan and any agreement or instrument under the 2017 Plan; establish and administer any performance goals, including related performance measures or performance criteria and applicable performance periods, determine the extent to which any performance goals and/or other terms and conditions of an award are attained or are not attained, and certify whether, and to what extent, any such performance goals and other material terms applicable to awards intended to qualify as performance-based compensation were in fact satisfied; construe any ambiguous provisions, correct any defects, supply any omissions and reconcile any inconsistencies in the 2017 Plan and/or any award agreement; establish, adopt, amend, waive and/or rescind rules and regulations related to the administration of the 2017 Plan; interpret the 2017 Plan and any awards made under the 2017 Plan.
The Compensation Committee may, in its discretion, at the time an award is made under the 2017 Plan or at any time prior to, coincident with or after the time of a Change of Control (as defined below), subject to certain limitations, provide for the acceleration of any time periods relating to the exercise or vesting of an award; (b) provide for the purchase of an award, upon the participant’s request, for an amount of cash equal to the amount which could have been obtained upon the exercise or vesting of the award had the award been currently exercisable or payable; (c) make adjustments to an award as the Compensation Committee deems appropriate to reflect the Change of Control; or (d) use its best efforts to cause an award to be assumed, or new rights substituted therefore, by the surviving corporation in the Change of Control. Generally, where possible the Compensation Committee shall seek to cause the assumption of outstanding awards in the event of a Change of Control, as provided in the foregoing clause (d), except that the employment agreements with Mr. Guarini, Ms. King and Ms. Colwell provide for accelerated vesting of their restricted stock awards upon a Change of Control.
For purposes of the 2017 Plan, a “Change of Control” generally shall be deemed to occur if: (a) any person is or becomes the beneficial owner, directly or indirectly, in a transaction or series of transactions, of securities of BayCom representing more than 50% of the voting power of BayCom’s voting capital stock (the “Voting Stock”); (b) the consummation of a merger, or other business combination after which the holders of the Voting Stock do not collectively own 50% or more of the voting capital stock of the entity surviving such merger or other business combination, or the sale, lease, exchange or other transfer in a transaction or series of transactions of all or substantially all of the assets of BayCom; or (c) a majority of the BayCom board of directors is replaced in any twelve (12) month period by individuals whose appointment or election is not endorsed by a majority of the members of the BayCom board of directors prior to the date of the appointment or election; or (d) an event occurs that we would need to report as a change of control under the federal securities laws.
During 2017, Mr. Guarini, Ms. King and Ms. Colwell were awarded 7,571 shares, 3,281 shares and 3,281 shares, respectively, of restricted stock under our 2014 Plan. The restricted stock award agreements entered into with each of the named executive officers provide, among other things, that (i) their restricted stock awards vest in five equal annual installments following the grant date, (ii) in the event of a termination of service, except as a result of a disability, all of the executive’s unvested awards would be forfeited, (iii) in the event of a termination of service due to disability, all of the executive’s unvested awards immediately vest in full, and (iv) during the period of restriction, the executive may exercise full voting rights and is entitled to receive all cash dividends and distributions paid with respect to the restricted shares while they are held.
Other Savings, Retirement and Benefit Plans
Executive Supplemental Retirement Agreements.   Effective January 1, 2014, the Bank entered into an executive supplemental retirement agreement with George J. Guarini, its President and Chief Executive Officer, and effective July 1, 2017 the Bank entered into similar agreements with Janet King, its Senior EVP and Chief Operating Officer and with Keary Colwell, its Senior EVP, Chief Financial Officer, Chief Administrative Officer and Secretary. Each of the agreements were amended and restated effective as of February 22, 2018. The agreements provide that the executives will receive supplemental retirement benefits for a period of 15 years, with the retirement benefits to be based upon each executive’s vested accrued liability balance. The Bank makes annual contributions to each executive’s account based on the extent to which the performance goals under the Performance Plan are achieved each year, with a minimum contribution of 6.19% (2.75% for Ms. King and Ms. Colwell) of the executive’s base salary if the overall performance is at 75% of target and with a maximum contribution of 61.36% (27.27% for Ms. King and Ms. Colwell) of the executive’s base salary if the overall performance is at 125% of target. If overall performance is at the target level, the annual contribution is equal to 45.0% (20.0% for Ms. King and

Ms. Colwell) of the executive’s base salary. No annual contribution is made if the overall performance is below 75% of target. The performance goals under the Performance Plan are subject to change each year. Each executive’s account balance is credited with interest each year based on the average Citigroup Pension liability Index for the applicable year (the “applicable interest rate”).
Mr. Guarini is currently 40% vested in his account balance, with the vesting percentage increasing by 10% in October of each year until he becomes 100% vested in 2023. Ms. King and Ms. Colwell will first become 30% vested in their account balances in 2019, with their vesting percentages generally increasing by 10% each year until they become 100% vested in 2027. Mr. Guarini’s annual contributions will be made for each year through calendar 2023, with no contributions to be made for his service in any subsequent year. If an executive has a separation from service for any reason other than cause or disability and prior to a change in control, then the executive’s vested account balance shall be used to calculate an annuity payable on a monthly basis for 180 months by applying the applicable interest rate. If the executive’s employment is involuntarily terminated by the Bank other than for cause, then the executive shall be deemed 100% vested in his or her account balance. In addition, if the executive’s separation from service occurs after October 6 of any given year (October 1 for Ms. King and Ms. Colwell), his or her account balance will be credited with the contribution that would have been made for such year as if his or her separation from service had occurred on December 31 of such year. If the executive’s employment is terminated for cause, then the executive shall forfeit all rights and benefits under his or her supplemental compensation agreement.
If a change in control (as defined in the agreements) occurs on or before December 31, 2023 (December 31, 2026 for Ms. King and Ms. Colwell), then the executive’s account shall be credited with the projected annual contributions that would have been made through 2023 (2026 for Ms. King and Ms. Colwell) based on the Bank’s average performance level for the three preceding years, together with earnings at the applicable interest rate through the end of 2023 (2026 for Ms. King and Ms. Colwell). In addition, each executive shall be deemed to be 100% vested in his or her account balance. Each executive’s account balance as adjusted will then be used to calculate an annuity payable on a monthly basis for 180 months by applying the applicable interest rate, with the monthly payments to commence on the first day of the fourth month following the executive’s separation from service (subject to delay until the seventh month following separation from service if the executive is a specified employee as defined under Section 409A of the Code at the time of separation). If the change in control benefits, either alone or together with other payments the executive has the right to receive, constitute excess parachute payments under Section 280G of the Code, then the executive will pay the applicable excise taxes and the Bank (or its successor) will lose the corporate tax deduction on the excess parachute payments. The agreements also provide that the executives may require the Bank to establish and fund a trust in the event of a change in control to fund the change in control benefits payable to the executives.
The supplemental compensation agreements also provide for disability benefits, which are calculated in a manner similar to the change in control benefits if the disability occurs on or before December 31, 2023 (December 31, 2026 for Ms. King and Ms. Colwell). If the executive dies while still employed and prior to a change in control or becoming disabled, then all rights and benefits under his or her supplemental compensation agreement shall be forfeited and the executive’s beneficiaries shall only be entitled to receive the death benefits payable under Bank-owned life insurance covering the executive to the extent applicable.
The supplemental compensation agreements provide that each executive cannot compete against the Bank by serving in any capacity with another FDIC-insured financial institution located within a 40-mile radius of any deposit taking office of the Bank for a period of three years following the executive’s separation from service.
The expense recognized for the year ended December 31, 2017 with respect to each named executive officer under their respective salary continuation agreement is reflected under “Other Annual Compensation” in the Summary Compensation Table above.

Split Dollar Life Insurance Benefits.   The Bank has purchased life insurance policies on Mr. Guarini, Ms. King and Ms. Colwell and has entered into a Joint Beneficiary Agreement with each of the executives. Mr. Guarini’s agreement was effective January 1, 2014, and Ms. King’s and Ms. Colwell’s agreements were effective April 17, 2018. These agreements provide certain death benefits to the executive’s beneficiaries upon his or her death. Under these agreements, if the executive is employed by the Bank at the time of his or her death, the executive’s beneficiaries will be entitled to receive an amount equal to the lesser of (i) $1.5 million or (ii) 50% of the amount by which the total proceeds of the policy(ies) exceed the cash value of the policy(ies). In the event the executive is not employed by the Bank for any reason other than death, then neither the executive nor the executive’s beneficiaries shall be entitled to receive any amount of the insurance proceeds. These agreements provide that the Bank owns and pays the premiums on the insurance policy(ies). The executive may request an accelerated payment of a portion of the eligible death benefit available under his or her insurance policy(ies) in the case of an unforeseeable emergency. To obtain an unforeseeable emergency withdrawal, an executive must meet the requirements of Section 409A of the Code. The total premiums paid on the policies covered by Mr. Guarini’s Joint Beneficiary Agreement with the Bank is included in the Summary Compensation Table under the column “All Other Compensation.” The Summary Compensation Table does not include premiums on the policies covering Ms. King and Ms. Colwell, since their agreements were not in effect before 2018. As of December 31, 2017, the survivor’s benefit for the named beneficiaries of Mr. Guarini under his agreement was $1.5 million.
401(k) Profit Sharing Plan.   We maintain a 401(k) Profit Sharing Plan (the “401(k) Plan”), which is a tax-qualified defined contribution savings plan for all of our eligible employees, including each of our named executive officers. Under the 401(k) Plan, each participating employee with a minimum service requirement is permitted to contribute to the 401(k) Plan through payroll deductions (the “salary deferral contributions”) up to the maximum amount allowable by law, thereby deferring taxes on all or a portion of these amounts. We match 100% of the first 3% of the pay that an employee contributes on a pre-tax basis to the 401(k) Plan and 50% of the next 2% of the pay that an employee contributes on a pre-tax basis to the 401(k) Plan. We may also make a discretionary matching and profit sharing contributions to the 401(k) Plan on behalf of the employee in such amounts as may be determined by our board of directors. Any employer matching or profit sharing contribution vests 100% after a participant has completed three years of service, provided that any such contribution which has not yet vested will vest upon the participant’s attainment of age 65 or upon the participant’s death or permanent disability. We may also make additional special contributions to the 401(k) Plan, which vest immediately. Participants are entitled to receive their salary deferral contributions and vested benefits under the 401(k) Plan upon termination of employment, retirement, death or disability. Participants have the right to self-direct all of their salary deferral contributions. The matching contributions made by the Bank for the year ended December 31, 2017 on behalf of the named executive officers are reflected under “All Other Compensation” in the Summary Compensation Table above.
Other benefits.   We currently provide health benefits to our employees, including hospitalization and comprehensive medical benefits, dental insurance, life and short- and long-term disability insurance, subject to certain deductibles and copayments by employees. These plans are generally available to all of our salaried employees and do not discriminate in scope, terms or operation in favor of our executive officers or directors.

Outstanding Equity Awards at December 31, 2017
The following table sets forth information regarding outstanding restricted stock awards, which were the only type of equity awards held by each named executive officer at December 31, 2017.
	Stock Awards
Name	Number of Unvested Shares	Market Value of Unvested Shares(1)	Vesting Date
George J. Guarini	4,541	$88,322	1/1/2018
	6,098	118,606	8/19/2018
	4,540	88,303	1/1/2019
	6,098	118,606	8/19/2019
	4,540	88,303	1/1/2020
	2,966	57,689	1/1/2021
	1,514	29,447	1/1/2022
Total	30,297	589,276
Janet L. King	1,810	35,205	1/1/2018
	1,677	32,618	8/19/2018
	1,810	35,205	1/1/2019
	1,676	32,598	8/19/2019
	1,809	35,185	1/1/2020
	1,209	23,515	1/1/2021
	656	12,759	1/1/2022
Total	10,647	207,085
Keary L. Colwell	1,810	35,205	1/1/2018
	1,677	32,618	8/19/2018
	1,810	35,205	1/1/2019
	1,676	32,598	8/19/2019
	1,809	35,185	1/1/2020
	1,209	23,515	1/1/2021
	656	12,759	1/1/2022
Total	10,647	207,085

(1)
Based on the $19.45 closing price of a share of BayCom common stock as quoted on the OTCQB on December 31, 2017.

Equity Awards in Connection with This Offering
The Board of Directors, upon the recommendation of the Compensation Committee, approved amendments to the employment agreements of the named executive officers, as described above, to provide for the grant of restricted stock awards in connection with this initial public offering. In addition, we will grant restricted stock awards to our directors in connection with the consummation of this offering. These awards to directors and executive officers will have a grant date value aggregating 5.5% of the gross proceeds of the offering, including gross proceeds resulting from any exercise of the underwriters’ over-allotment option (the “IPO Awards”). The IPO Awards will be made as described below, and each IPO Award will vest over (i) a one-year period following the date of grant, in the case of the non-employee directors, and (ii) a three-year period following the date of grant, with the initial vesting occurring on the one-year anniversary of the date of grant, in the case of the executive officers. The following table sets forth the amount of IPO Awards for each individual director and executive officer (“Grant Date Value”).

Name	Percentage of Gross Proceeds(1)	Aggregate Grant Date Value of IPO Awards(2)
Non-employee directors:(3)
Lloyd W. Kendall, Jr	0.126%	$90,591
James S. Camp	0.126%	90,591
Harpreet S. Chaudhary	0.080%	57,795
Rocco Davis	0.041%	29,685
Malcolm F. Hotchkiss	0.041%	29,685
Robert G. Laverne, MD	0.126%	90,591
David M. Spatz	0.126%	90,591
Executive officers:
George J. Guarini	3.025%	2,182,108
Janet L. King	0.825%	595,120
Keary L. Colwell	0.825%	595,120
Total(4)	5.340%	$3,851,878

(1)
The percentages in this column have been rounded to three decimal points, while the Grant Date Value column is based on actual percentages.

(2)
Assumes that the underwriters fully exercise their over-allotment option, resulting in total gross proceeds of  $66.8 million.

(3)
Each non-employee director will receive a restricted stock award with a Grant Date Value equal to $25,000 plus a percentage of the gross proceeds based on his years of service. Because the percentages shown for the non-employee directors reflect the $25,000, the percentages for the non-employee directors will change if the gross proceeds in the offering change.

(4)
Excludes IPO Awards with a Grant Date Value totaling $115,591 (0.160% of the gross offering proceeds) to be granted to directors of the Bank who are not directors of the Company.

The IPO Awards will be granted to our non-employee directors on the date the underwriters’ over-allotment option is exercised or expires, with the number of shares of common stock covered by their IPO Awards equal to each recipient’s Grant Date Value divided by the initial public offering price. The IPO Awards will be granted to our named executive officers over a three-year period as follows: (1) the initial grant will be made on the date the underwriters’ over-allotment option is exercised or expires, with the number of shares of common stock covered by the initial grant equal to one-third of each recipient’s Grant Date Value divided by the initial public offering price, (2) the second grant will be made on the one-year anniversary of the first grant, with the number of shares of common stock covered by the second grant equal to one-third of each recipient’s Grant Date Value divided by the fair market value of the Company’s common stock as of the close of business on such grant date, and (3) the third grant will be made on the two-year anniversary of the first grant, with the number of shares of common stock covered by the third grant equal to one-third of each recipient’s Grant Date Value divided by the fair market value of the Company’s common stock as of the close of business on such grant date. Each of the grants are subject to sufficient shares being available under our 2017 Plan or any subsequent plan and compliance with the annual award limitations set forth therein.

Director Compensation
2017 Director Compensation Table
The following table lists the individuals who served on BayCom’s board of directors in 2017 and received compensation in 2017 for their service as directors. All compensation paid to directors is for their service on both the BayCom board of directors and the Bank board of directors. All of the directors serve on both the BayCom board of directors and the Bank board of directors, except for Messrs. Hotchkiss and Davis who are not director of the Bank. Mr. Guarini did not receive compensation in 2017 for his service on the BayCom or the Bank boards of directors.
Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total Compensation
Lloyd W. Kendall, Jr.	$47,100	$23,994	$71,094
James S. Camp	23,500	23,994	47,494
Harpreet S. Chaudhary	33,900	23,994	57,894
Rocco Davis(2)	4,000	9,999	13,999
Malcolm F. Hotchkiss(2)	4,000	9,999	13,999
Robert G. Laverne, MD	23,500	23,994	47,494
David M. Spatz	34,500	23,994	58,494

(1)
On July 1, 2017, Messrs. Kendall, Camp, Chaudhary, Laverne and Spatz were each awarded 1,375 shares of BayCom common stock and Messrs. Davis and Hotchkiss were each awarded 573 shares of BayCom common stock, which vest in full on July 1, 2018. Amounts reported in this column represent the aggregate grant date fair value of the stock awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). The grant date fair value amount is based on the per share closing price of BayCom’s common stock on the date the award was made. The aggregate number of restricted stock awards held by each director in the table above as of December 31, 2017, is as follows: Mr. Kendall — 2,695 shares; Mr. Camp — 1,375 shares, Mr. Chaudhary — 1,375 shares; Mr. Davis — 573 shares; Mr. Hotchkiss — 573 shares; Mr. Laverne — 1,375 shares; and Mr. Spatz — 1,375 shares.

(2)
Messrs. Davis and Hotchkiss joined the Company’s board of directors in May 2017 in connection with the Company’s acquisition of United Business Bank, FSB.

BayCom Director Compensation Program
As currently in effect, our director compensation program provides the following compensation for non-employee members of our board of directors:
•
A quarterly cash retainer of  $2,000 for service on the BayCom board of directors, provided that directors who also serve on the Bank board of directors only receive fees at the Bank level;

•
A monthly cash retainer of  $2,000 for service on the Bank board of directors;

•
An additional monthly cash retainer of  $1,000 for the Chairman of the Bank Board; and

•
$200 per each loan committee meeting attended.

We also reimburse all directors for reasonable and substantiated out-of-pocket expenses incurred in connection with the performance of their duties as directors. We also pay the premiums on directors’ and officers’ liability insurance.

BENEFICIAL OWNERSHIP OF COMMON STOCK
The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock, immediately prior to and immediately after the consummation of this offering, by:
•
all persons known by us to own beneficially more than 5% of our outstanding common stock;

•
each of our named executive officers;

•
each of our directors (at the Company level); and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each shareholder listed below is c/o BayCom Corp, 500 Ygnacio Valley Road. Suite 200, Walnut Creek, California 94596.
Name of Beneficial Owners Greater than 5% Shareholders	Beneficial Ownership Prior to the Completion of this Offering		Beneficial Ownership After the Completion of this Offering(12)
	Number	Percentage	Number	Percentage
EJF Sidecar Fund Series LLC Small Financial Equities 2107 Wilson Boulevard, Suite 410 Arlington, VA 22201	525,000	7.0%	525,000	5.1%
Directors and Executive Officers
Lloyd W. Kendall, Jr.(1)	67,274	*	70,766	*
George J. Guarini(2)	78,447	1.0%	164,696	1.6%
James S. Camp(3)	104,552	1.4%	108,044	1.0%
Harpreet S. Chaudhary(4)	24,222	*	26,536	*
Rocco Davis(5)	1,793	*	3,097	*
Malcolm F. Hotchkiss(6)	8,573	*	9,877	*
Robert G. Laverne, M.D,(7)	103,825	1.4%	107,317	1.0%
David M. Spatz(8)	58,435	*	61,927	*
Keary L. Colwell(9)	19,429	*	42,951	*
Janet L. King(10)	23,431	*	46,953	*
All directors and executive officers as a group (14 persons)(11)	494,348	6.6%	651,164	6.3%

*
Represents beneficial ownership of less than 1%.

(1)
Includes 2,695 restricted shares of Company common stock over which Mr. Kendall has sole voting power and no dispositive power.

(2)
Includes 25,758 restricted shares of Company common stock over which he has sole voting power and no dispositive power.

(3)
Includes 2,500 shares owned jointly with Mr. Camp’s wife and 1,375 restricted shares of Company common stock over which Mr. Camp has sole voting power and no dispositive power.

(4)
Includes 1,375 restricted shares of Company common stock over which Mr. Chaudhary has sole voting power and no dispositive power.

(5)
Includes 573 restricted shares of Company common stock over which Mr. Davis has sole voting power and no dispositive power.

(6)
Includes 8,000 shares owned jointly with Mr. Hotchkiss’ wife and 573 restricted shares of Company common stock over which Mr. Hotchkiss has sole voting power and no dispositive power.

(7)
Includes 1,375 restricted shares of Company common stock over which Mr. Laverne has sole voting power and no dispositive power.

(8)
Includes 1,500 shares owned by Mr. Spatz’s wife individually and 1,375 restricted shares of Company common stock over which Mr. Spatz has sole voting power and no dispositive power.

(9)
Includes 8,837 restricted shares of Company common stock over which Ms. Colwell has sole voting power and no dispositive power.

(10)
Includes 8,837 restricted shares of Company common stock over which Ms. King has sole voting power and no dispositive power.

(11)
Includes shares held by directors and executive officers directly, in retirement accounts, in a fiduciary capacity or by certain affiliated entities or members of the named individuals’ families, with respect to which shares the named individuals and group may be deemed to have sole or shared voting and/or dispositive powers. Also includes 56,020 restricted shares of Company common stock over which they have sole voting power and no dispositive power.

(12)
Beneficial ownership amounts reported in this column include IPO Awards to be granted to the directors and executive officers of the Company in connection with the consummation of this offering assuming that the underwriters do not exercise their overallotment option. For a discussion of these awards, see “Executive and Director Compensation — Equity Awards in Connection with this Offering.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
We may occasionally enter into transactions with certain “related persons.” Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as “related party transactions.”
Related Party Transaction Policy
Our board of directors will adopt a written policy governing the review and approval of transactions with related parties that will or may be expected to exceed $120,000 in any fiscal year. The policy will call for the related party transactions to be reviewed and, if deemed appropriate, approved or ratified by our audit committee. Upon determination by our audit committee that a transaction requires review under the policy, the material facts are required to be presented to the audit committee. In determining whether or not to approve a related party transaction, our audit committee will take into account, among other relevant factors, whether the related party transaction is in our best interests, whether it involves a conflict of interest and the commercial reasonableness of the transaction. In the event that we become aware of a related party transaction that was not approved under the policy before it was entered into, our audit committee will review such transaction as promptly as reasonably practical and will take such course of action as may be deemed appropriate under the circumstances. In the event a member of our audit committee is not disinterested with respect to the related party transaction under review, that member may not participate in the review, approval or ratification of that related party transaction.
Certain decisions and transactions are not subject to the related party transaction approval policy, including: (i) decisions on compensation or benefits relating to directors or executive officers and (ii) indebtedness to us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features.
Certain Related Party Transactions
In the ordinary course of our business, we have engaged and expect to continue engaging through our Bank in ordinary banking transactions with our directors, executive officers, their immediate family members and companies in which they may have a 5% or more beneficial ownership interest, including loans to such persons. Any such loan was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time such loan was made as loans made to persons who were not related to us. These loans do not involve more than the normal credit collection risk and do not present any other unfavorable features to us.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, or articles, and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
Our articles authorize the issuance of up to 100,000,000 shares of common stock, no par value, and up to 10,000,000 shares of preferred stock, no par value. At December 31, 2017, we had issued and outstanding 7,496,995 shares of our common stock, and no shares of preferred stock. We have reserved an additional 450,000 shares to be utilized for awards that remain available for grant and issuance under our existing equity incentive plan which includes restricted stock awards to be issued in connection with the consummation of this offering. See “Executive and Director Compensation — Equity Awards in Connection with this Offering.”
Common Stock
Governing Documents.   Holders of shares of our common stock have the rights set forth in our articles, our bylaws and California law.
Dividends and Distributions.   The payment of dividends is subject to the restrictions set forth in the California General Corporation Law, or CGCL. The CGCL provides that neither a company nor any of its subsidiaries shall make any distribution to its shareholders unless: (i) the amount of retained earnings of the company immediately prior to the distribution equals or exceeds the sum of  (A) the amount of the proposed distribution plus (B) the preferential dividends arrears amount, or (ii) immediately after the distribution, the value of the company’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount.
Further, it is the policy of the Federal Reserve that bank holding companies, such as BayCom, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries.
Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled. BayCom has not paid any cash dividends since inception and has instead retained earnings for the purpose of increasing capital to support growth. The payment of dividends by BayCom will depend on the company’s net income, financial condition, regulatory requirements and other factors, including the results of the Bank’s operations. BayCom intends to continue to follow its existing policy of retaining earnings to increase capital for future growth and does not anticipate paying cash dividends in the foreseeable future.
Ranking.   Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company.
Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.
Conversion Rights.   Our common stock is not convertible into any other shares of our capital stock.
Preemptive Rights.   Holders of our common stock do not have any preemptive rights.
Voting Rights.   The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are entitled to cumulative voting rights with respect to the election of directors. This means that a shareholder has the right to vote the number of shares owned by him or her for as many candidates as there are directors to be elected, or to cumulate his or her shares and give one candidate as many votes as the number of directors multiplied by the number of shares owned shall equal, or to distribute them on the same principle among as many candidates as he or she deems appropriate. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present. This means the candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, are elected as directors.
Redemption.   We have no obligation or right to redeem our common stock.
Stock Exchange Listing.   Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “BCML.”
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:
•
general or special voting rights;

•
preferential liquidation rights;

•
preferential cumulative or noncumulative dividend rights;

•
redemption or put rights; and

•
conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:
•
adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•
discourage an unsolicited proposal to acquire us; or

•
facilitate a particular business combination involving us. Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law
California law, federal banking regulations and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
Federal Banking Regulations.   Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock following completion of this offering, generally creates a rebuttable presumption that the acquirer “controls” the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank.
California Law.   Under the CGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. Our articles of incorporation and bylaws do not set higher limits.
We are subject to the provisions of Section 1203 of the CGCL, which contains provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control in which our shareholders could receive a premium for their shares or other changes in our management. First, if an “interested person” makes an offer to purchase the shares of some or all of our existing shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested person” if the person directly or indirectly controls our Company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If, after receiving an offer from such an “interested person”, we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested person” offer.
Authorized But Unissued Capital Stock.   We have 92,503,005 shares of authorized but unissued common stock, of which we have reserved 450,000 shares to be utilized for awards that remain available for grant and issuance under our 2017 Omnibus Equity Incentive Plan. We also have 10,000,000 shares of authorized but unissued preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Limitation on Right to Call a Special Meeting of Shareholders.   Our bylaws provide that special meetings of shareholders may only be called by our board, the chairperson of our board, or our president or by the holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.
Advance Notice Provisions.   Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to the Company’s president by the later of: (i) the close of business 21 days prior to the meeting of shareholders called for the election of directors, or (ii) 10 days after the date of mailing of the notice of meeting to shareholders, and that the notice to the Company’s president contain certain information about the shareholder and the director nominee.
Filling of Board Vacancies; Removals.   Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until the next annual meeting and until the director’s successor has been elected and qualified. However, a vacancy created on the board by the removal of a director may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.
New or Amendment of the Bylaws.   New bylaws may be adopted or the bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Our bylaws also provide that except for changing the range of directors which is currently set at five (5) to nine (9), our bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders, except as otherwise may be required by California law.
Voting Provisions.   Our articles do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.
Elimination of Liability and Indemnification.   Our articles of incorporation eliminate the personal liability of our directors for monetary damages to the fullest extent permitted under California law. A director’s liability, however, is not eliminated with respect to (i) intentional misconduct or knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (iii) receipt of an improper personal benefit; (iv) acts or omissions that show reckless disregard for the director’s duty to the corporation or its shareholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its shareholders; (vi) transactions between the corporation and a director who has a material financial interest in such transaction; and (vii) liability for improper distributions, loans or guarantees. Our articles of incorporation and bylaws also provide, among other things, for the indemnification of our directors, officers and agents, and authorize our board of directors to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by the individual while acting for us within the scope of his or her employment (subject to certain limitations). It is the policy of our board of directors that our directors, officers and agents shall be indemnified to the maximum extent permitted under applicable law and our articles of incorporation and bylaws, and we have obtained director and officer liability insurance covering all of our and the Bank’s officers and directors.
Transfer Agent
The Company’s transfer agent is OTR Transfer, Inc. The transfer agent’s address is 1001 SW Fifth Ave, Ste 1230, Portland, Oregon 97204-1143 and the telephone number is (503) 225-0375.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our common stock. Our common stock is currently quoted on the OTCQB, Over the Counter Marketplace, under the symbol “BCML.” Trading in shares of our common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have 10,363,445 shares of common stock outstanding (10,791,127 shares if the underwriters exercise in full their option to purchase additional shares from us). Of these shares, 2,851,218 shares of our common stock (or 3,278,900 shares if the underwriters exercise their option to purchase additional shares of common stock in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. Upon completion of the offering, 494,348 of the remaining shares of our common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below applicable to certain of our shareholders and the provisions of Rule 144, the shares subject to the lockup will be available for sale in the public market only after 180 days from the date of this prospectus (subject to registration or an exemption from registration).
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately 103,634 shares immediately after this offering; or

•
the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, which we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.
Lock-up Agreements
We, our executive officers and directors, subject to de minimis exceptions, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of FIG Partners, LLC and D.A. Davidson & Co. as representatives of the underwriters. See “Underwriting.” At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.
Equity Incentive Plans
We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our equity incentive plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.
Rule 701
In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider the Medicare tax on certain investment income, state, local, estate, gift or foreign tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt or governmental organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities or foreign currencies, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, certain former citizens or long-term residents of the United States, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
You are a “non-U.S. holder” or purposes of this discussion if you are a beneficial owner of our common stock that for U.S. federal income tax purposes is not a partnership or any of the following:
(1) an individual who is a citizen or resident of the United States;
(2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
(3) an estate the income of which is subject to U.S. federal income tax regardless of its source; or
(4) a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.
If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.
Distributions
Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor, as applicable:
•
a valid IRS Form W-8BEN, W-8BEN-E, another applicable or successor variation of Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•
in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-U.S. person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are generally taxed on a net income basis at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Sale or Redemption
If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis, or (iii) our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition, and your holding period and certain conditions are satisfied.
If you are a foreign corporation, the branch profits tax described above may also apply to such effectively connected gain. If you are an individual who is subject to U.S. federal income tax because you were present in the United States for 183 days or more during the year of sale or other disposition of our common stock, you will be subject to a flat 30% tax (or lower rate as specified by any applicable income tax treaty) on the gain derived from such sale or other disposition, which generally may be offset by U.S. source capital losses. Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates.
Information Reporting and Backup Withholding
Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.
Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.
Foreign Account Tax Compliance Act
Under Sections 1471 through 1474 of the Code, the Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” (“FFI”) and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.
As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) in the case of a FFI, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the FFI or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E).
Different rules from those described above may apply to non-U.S. holders resident in jurisdictions that have entered into inter-governmental agreements with the United States.
Pursuant to the delayed effective dates provided for in the final regulations, the required withholding currently applies to dividends on our common stock and will apply to gross proceeds from a sale or other disposition of our common stock beginning on January 1, 2019. If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.
Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING
We are offering the shares of our common stock described in this prospectus through several underwriters for whom FIG Partners, LLC and D.A. Davidson & Co. are acting as representatives. We have entered into an underwriting agreement dated May 3, 2018, with FIG Partners, LLC and D.A. Davidson & Co. as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:
Underwriter	Number of Shares
FIG Partners, LLC	1,710,731
D.A. Davidson & Co.	1,140,487
Total	2,851,218

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.
Commission and Discounts
Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.792 per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.
The following table shows the public offering price, underwriting discount and proceeds before expenses. The amounts shown assume either no exercise or full exercise by the underwriters of their overallotment option to purchase additional shares:
	Per Share	No Exercise	Full Exercise
Public offering price	$22.00	$62,726,796	$72,135,800
Underwriting discount	1.32	3,763,608	4,328,148
Proceeds to us, before expenses	20.68	58,963,188	67,807,652
The expenses of the offering, not including the underwriting discount, are estimated to be approximately $1.0 million and are payable by us. We have agreed to reimburse the underwriters for their reasonable fees and expenses incurred in connection with this offering, including reasonable fees of counsel to the underwriters and other reasonable out-of-pocket expenses incurred by the underwriters in connection with the offering up to a maximum of  $250,000.
FIG Partners previously served as the financial advisor to BayCom in connection with its acquisition of Plaza Bank, which was consummated on November 6, 2017. In connection with such services, FIG Partners received fees from BayCom for its services rendered of an aggregate of  $50,000.
Option to Purchase Additional Shares
We have granted the underwriters an option to buy up to 427,682 additional shares of our common stock, at the initial public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock from us proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements
We, our executive officers and directors and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, on behalf on the underwriters, subject to limited exceptions,
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•
enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Pricing of the Offering
Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. The initial public offering price was negotiated between the representatives of the underwriters and us. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “BCML.”
Indemnification and Contribution
We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.
Price Stabilization, Short Positions and Penalty Bids
To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:
•
stabilizing transactions;

•
short sales; and

•
purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.
LEGAL MATTERS
The validity of our common stock offered by this prospectus will be passed upon for us by Silver, Freedman, Taff  & Tiernan LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by King, Holmes, Paterno & Soriano, Los Angeles, California.
EXPERTS
The consolidated financial statements of BayCom Corp and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the two-year period ended December 31, 2017 and 2016 have been so included in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, Laguna Hills, California.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.
As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements audited by an independent public accounting firm.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders of
BayCom Corp and Subsidiary
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BayCom Corp and Subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Vavrinek, Trine, Day & Co., LLP

We have served as the Company’s auditor since 2016.

Laguna Hills, California
February 23, 2018

BAYCOM CORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016
(In thousands, except for per share data)
	2017	2016
ASSETS
Cash and due from banks	$14,754	$5,666
Federal funds sold	235,099	123,018
Cash and cash equivalents	249,853	128,684
Interest bearing deposits in banks	1,743	1,529
Investment securities available-for-sale	40,505	13,918
Federal Home Loan Bank stock, at par	4,772	2,511
Federal Reserve Bank stock, at par	2,987	1,412
Loans held for sale	3,245	—
Loans	891,548	508,350
Deferred fees, net	(469)	(311)
Allowance for loan losses	(4,215)	(3,775)
Loans, net	890,109	504,264
Premises and equipment, net	8,399	1,106
Other real estate owned (OREO)	—	775
Core deposit intangible	4,772	802
Cash surrender value of Bank owned life insurance policies, net	17,132	6,470
Goodwill	10,365	—
Interest receivable and other assets	15,157	13,828
Total Assets	$1,245,794	$675,299
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$327,309	$128,697
Interest bearing deposits	776,996	462,062
Total deposits	1,104,305	590,759
Other borrowings	6,000	—
Salary continuation plan	4,046	3,157
Interest payable and other liabilities	7,421	3,320
Junior subordinated deferrable interest debentures, net	5,387	—
Total liabilities	1,127,159	597,236
Commitments and contingencies (Note 14)
Shareholders’ equity:
Preferred stock – no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock – no par value; 100,000,000 shares authorized in 2017 and 2016; 7,496,995 and 5,472,426 shares issued and outstanding in 2017 and 2016, respectively	81,307	46,084
Additional paid in capital	287	287
Accumulated other comprehensive income, net of tax	213	88
Retained earnings	36,828	31,604
Total shareholders’ equity	118,635	78,063
Total Liabilities and Shareholders’ Equity	$1,245,794	$675,299

The accompanying notes are an integral part of the consolidated financial statements.

BAYCOM CORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2017 and 2016
(In thousands, except for per share data)
	2017	2016
Interest income:
Loans, including fees	$41,087	$28,394
Investment securities and interest bearing deposits in banks	2,661	809
FHLB dividends	356	307
FRB dividends	87	90
Federal funds sold	62	25
Total interest income	44,253	29,625
Interest expense:
Deposits	3,908	3,074
Other borrowings	404	—
Total interest expense	4,312	3,074
Net interest income	39,941	26,551
Provision for loan losses	462	598
Net interest income after provision for loan losses	39,479	25,953
Non-interest income:
Gain on sale of loans	2,173	—
Service charges and other fees	1,249	607
Loan servicing and other loan fees	566	331
Gain on sale of OREO, net	252	—
Other income and fees	554	420
Total non-interest income	4,794	1,358
Non-interest expense:
Salaries and related benefits	17,018	10,611
Occupancy and equipment	3,227	2,147
Data processing	4,735	1,386
Other	5,144	2,819
Total non-interest expense	30,124	16,963
Income before provision for income taxes	14,149	10,348
Provision for income taxes	8,889	4,436
Net income	$5,260	$5,912
Earnings per common share:
Basic: Earnings per common share	$0.82	$1.10
Weighted average shares outstanding	6,444,475	5,392,597
Diluted: Earnings per common share	$0.81	$1.09
Weighted average shares outstanding	6,485,094	5,433,719

The accompanying notes are an integral part of the consolidated financial statements.

BAYCOM CORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017 and 2016
(In thousands, except for per share data)
	2017	2016
Net income	$5,260	$5,912
Other comprehensive income (loss):
Unrealized holding gain (loss) on available-for-sale on investment securities, net of tax of $63 in 2017 and $24 in 2016	89	(33)
Other comprehensive (loss) income	89	(33)
Total comprehensive income	$5,349	$5,879

The accompanying notes are an integral part of the consolidated financial statements.

BAYCOM CORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Periods ending December 31, 2017 and 2016
(In thousands, except for per share data)
	Number of Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(loss)	Total Shareholders’ Equity
Balance, December 31, 2015	5,493,209	$46,280	$287	$25,692	$121	$72,380
Net income				5,912		5,912
Other comprehensive loss, net					(33)	(33)
Restricted stock granted	12,794
Termination of restricted stock	(2,000)
Stock based compensation		334				334
Exercise of stock options	38,331	371				371
Repurchase of shares	(69,908)	(901)				(901)
Balance, December 31, 2016	5,472,426	46,084	287	31,604	88	78,063
Net income				5,260		5,260
Other comprehensive income, net					89	89
Reclassification of stranded tax effects from change in tax rate				(36)	36	—
Restricted stock granted	28,500
Stock based compensation		423				423
Issuance of shares	1,997,960	34,824				34,824
Repurchase of shares	(1,891)	(24)				(24)
Balance, December 31, 2017	7,496,995	$81,307	$287	$36,828	$213	$118,635

The accompanying notes are an integral part of the consolidated financial statements.

BAYCOM CORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017 and 2016
(In thousands, except for per share data)
	2017	2016
Cash flows from operating activities:
Net income	$5,260	$5,912
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in deferred tax asset	3,491	1,699
Mark-to-market accretion on acquired loans	(3,000)	(1,891)
Gain on sale of loans	(2,173)	—
Proceeds from the sale of loans	24,784	—
Loans originated for sale	(25,558)	—
Mark-to-market accretion Trust Preferred	40	—
Change in cash surrender value of the life insurance policies	(231)	(214)
Provision for loan losses	462	598
Net (gain) or loss on sale of OREO	(252)	179
Amortization/accretion of premium/discount on investment securities	369	190
Depreciation and amortization	762	498
Core deposit intangible amortization	850	398
Stock based compensation	423	334
Deferred loan origination fees	158	(30)
Decrease (increase) in accrued interest receivable and other assets	990	(212)
Increase (decrease) in salary continuation liability	126	(37)
Increase (decrease) in accrued interest payable and other liabilities	2,827	(1,106)
Net cash provided by operating activities	9,328	6,318
Cash flows from investing activities:
Maturity of interest bearing deposits in banks	2,522	1,690
Purchase of investment securities available for sale	(1,180)	—
Proceeds from the maturity and repayment of securities	7,651	9,564
Redemption (purchase) of Federal Home Loan Bank stock	319	(151)
Net decrease (increase) in loans	295	(43,687)
(Purchase) redemption of Federal Reserve Bank stock	(1,576)	75
Purchase of bank owned life insurance	(4,003)	(8)
Proceeds from sale of OREO	1,754	—
Purchase of premises and equipment	(368)	(214)
Net cash received from acquisition	84,996	—
Net cash provided by (used in) investing activities	90,410	(32,731)
Cash flows from financing activities:
Net increase in demand, interest bearing and savings deposits	7,812	13,098
Increase in time deposits	23,538	34,357
Repurchase of common stock	(24)	(901)
Exercise of stock options	—	371
Increase in long-term borrowings	6,000	—
Decrease in short-term borrowings	(15,895)	—
Net cash provided by financing activities	21,431	46,925
Increase in cash and cash equivalents	121,169	20,512
Cash and cash equivalents at the beginning of the year	128,684	108,172
Cash and cash equivalents at end of the year	$249,853	$128,684

The accompanying notes are an integral part of the consolidated financial statements.

BAYCOM CORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

For the years ended December 31, 2017 and 2016
(In thousands, except for per share data)
	2017	2016
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense	$4,178	$3,055
Income tax, net of refunds	3,838	2,845
Non-cash investing activities:
Net change in unrealized gain on investment securities available-for sale	$125	$(33)
Transfers of loans to other real estate owned	275	954
Acquisitions:
Assets acquired, net of cash received	$444,826	$—
Liabilities assumed	505,364	—
Common stock issued	34,824	—
Goodwill	10,365	—
The accompanying notes are an integral part of the consolidated financial statements.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The accounting and reporting policies of BayCom Corp, (the “Company”) and its wholly-owned subsidiary, United Business Bank (the “Bank”) are in accordance with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. The Company has an investment in First ULB Statutory Trust I (the “Trust”) that is accounted for under the equity method. A summary of the significant accounting policies applied in preparation of the accompanying financial statements follows.
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All material intercompany transactions and accounts have been eliminated in consolidation. For financial reporting purposes, the Trust is accounted for under the equity method and is included in other assets on the consolidated balance sheets. The junior subordinated debentures issued and guaranteed by the Company and held by the Trust are reflected as liabilities on the Company’s consolidated balance sheets.
Organization
Effective January 17, 2017, the Bank formed a bank holding company, BayCom Corp. All of the outstanding shares of the Bank’s common stock were exchanged for common stock in BayCom Corp on a one for one basis.
United Business Bank, formally known as, Bay Commercial Bank, a state chartered Bank was incorporated under the laws of the State of California on March 24, 2004 and opened for business on July 20, 2004. The Bank offers traditional commercial banking products and services to businesses and individuals through 18 branches located in Contra Costa, Alameda, Santa Clara, Napa, San Joaquin and Los Angeles Counties in addition to two branches in Seattle, Washington and one in Albuquerque, New Mexico. The out of state branches were acquired through mergers in 2017.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s 2017 and 2016 financial statements include the allowance for loan losses, the valuation for deferred tax assets, the fair value of stock options, the valuation of financial assets and liabilities, and the determination, recognition and measurement of impaired loans. Actual results could differ from these estimates.
Business Combinations
On April 28, 2017, the Company acquired all of the assets and assumed all of the liabilities of First ULB Corp and its subsidiary, United Business Bank, FSB, (“FULB” under a Merger and Plan of Reorganization dated December 14, 2016 (the “FULB Merger Agreement”). On November 3, 2017, the Company acquired Plaza Bank (“Plaza”) located in downtown Seattle, Washington also under a Merger and Plan of Reorganization dated June 26, 2017.
The acquired assets and assumed liabilities, both tangible and intangible for both acquisitions were measured at estimated fair values, as required by the acquisition method of accounting for business combinations Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 805, Business Combinations. Management made significant estimates and exercised significant judgment in

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

accounting for the acquisition. The Company recorded an identifiable intangible asset representing the value of the core deposit customer base. The deposit intangible assets represent the value ascribed to the long-term deposit relationships acquired and is being amortized over an estimated average useful life of seven years.
Cash and Cash Equivalents
Cash equivalents are defined as short-term, highly liquid investments both readily convertible into known amounts of cash and so near maturity that there is insignificant risk of change in value because of changes in interest rates. Generally, only investments with original maturities of three months or less at the time of purchase qualify as cash equivalents. Cash and cash equivalents include cash and due from banks and federal funds sold. Generally, banks are required to maintain non-interest bearing cash reserves equal to a percentage of certain deposits. For the years ended December 31, 2017 and 2016, $29.8 million and $5.0 million reserve balances were required, respectively.
As of December 31, 2017 and 2016, the Company has cash deposits at other financial institutions in excess of FDIC insured limits. However, as the Company places these deposits with major financial institutions and monitors the financial condition of these institutions, management believes the risk of loss to be minimal. At December 31, 2017, the Company held interest bearing Money Market in these banks totaling $95.0 million with a yield of 1.5%. None were held at December 31, 2016.
Interest Bearing Deposits in Banks
The Company invests in certificates of time deposits with other financial institutions. At December 31, 2017 and 2016, the Company held $1.7 million with a yield of 0.96% and $1.5 million in certificates of deposit with a yield of 1.31%, maturing one year or less. These deposits do not exceed FDIC limits.
Investment Securities Available for Sale
Available-for-sale securities include bonds, notes, mortgage-backed securities, and debentures not classified as held-to-maturity securities. These securities are carried at estimated fair value with unrealized holding gains and losses, net of tax impact, if any, reported as a net amount in a separate component of shareholders’ equity, accumulated other comprehensive income (loss), until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. The amortization of premiums and accretion of discounts are recognized as adjustments to interest income over the period to maturity.
Investments with fair values that are less than amortized costs are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or in the case of fixed interest rate investments, from rising interest rates. At each financial statement date management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other than temporary. This assessment includes a determination of whether the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other than temporarily impaired and that the Company doesn’t not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the amount of impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is calculated as the difference between the security’s amortized costs basis and the present value of its expected future cash flows.
The remaining difference between the security’s fair value and the present value of the future expected cash flow is deemed to be due to factors that are not credit related and is recognized in other comprehensive income (loss).

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Federal Home Loan Bank of San Francisco (“FHLB”) Stock
As of December 31, 2017 and 2016, FHLB stock totaling $4.8 million and $2.5 million, respectively, is recorded at cost and is redeemable at par value. Investment in FHLB stock is a required investment for institutions who are members of the FHLB. FHLB stock carried at cost and periodically evaluated for impairment based on ultimate recovery of par value.
Federal Reserve Bank (“FRB”) Stock
As of December 31, 2017 and 2016, FRB stock totaling $3.0 million and $1.4 million, respectively, is recorded at cost and is redeemable at par value. Investment in FRB stock is a required investment for member institutions. FRB Stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value.
Loans
Loans are stated at the principal amount outstanding, net of the allowance for loan losses, net deferred fees, and unearned discounts, if any. The Company holds loans receivable primarily for investment purposes. The Company purchases and sells interests in certain loans referred to as participations. The participations are sold without recourse.
In 2017, the Company acquired loans in a business combination that are recorded at estimated fair value on their purchase date. The purchaser cannot carryover the related allowance for loan losses as probable credit losses are considered in the estimation of fair value. Purchased loans are accounted for under ASC 310-30, Loans and Debt Securities with Deteriorated Credit Quality or ASC 310-20, Non-refundable Fees and other Costs. Certain acquired loans exhibited credit quality deterioration since origination and are therefore being accounted for under ASC 310-30. The acquired loans that did not exhibit credit quality deterioration are accounted for under ASC 310-20.
A significant portion of the Company’s loan portfolio is comprised of adjustable rate loans. Interest on loans is calculated and accrued daily using the simple interest method based on the daily amount of principal outstanding. Generally, loans with temporarily impaired values and loans to borrowers experiencing financial difficulties are placed on non-accrual even though the borrowers continue to repay the loans as scheduled.
When the ability to fully collect non-accrual loan principal is in doubt, cash payments received are applied first to principal until such time as full collection of the remaining recorded balance is expected. Loans are returned to accrual basis when principal and interest payments are being paid currently and full payment of principal and interest is probable.
Purchased Credit Impaired Loans
The Company purchases individual loans and groups of loans, some of which show evidence of credit deterioration since origination. The purchased credit impaired (“PCI”) loans are recorded at the amount paid, since there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.
Since PCI loans are accounted for individually or aggregated into pools of loans on common risk characteristics. The Company estimates the amount and timing of expected cash flows for the loan or pool, and the expected cash flows in excess of the amount paid are recorded as interest income over the life of the loan (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over the expected cash flows is not recorded (nonaccretable differences).

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the amount, a loss is recorded as a provision for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of the future interest income.
Loan Fees and Costs
Loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. Other loan fees and charges which represent income from delinquent payment charges, and miscellaneous loan or letter of credit services, are recognized as non-interest income when collected.
Salaries, employee benefits and other expenses totaling $660,000 and $695,000 are deferred as loan origination costs for the years ended December 31, 2017 and 2016, respectively.
Allowance for Loan Losses
The allowance for loan losses is evaluated on a regular basis by management. Periodically, the Company charges current earnings with provisions for estimated probable losses of loans receivable. The provision or adjustment takes into consideration the adequacy of the total allowance for loan losses giving due consideration to specifically identified problem loans, the financial condition of the borrower, fair value of the underlying collateral, recourse provisions, prevailing economic conditions, and other factors. Additional consideration is given to the Company’s historical loan loss experience relative to the Company’s loan portfolio concentrations related to industry, collateral and geography. The Company considers this concentration of credit risk when assessing and assigning qualitative factors in the allowance for loan losses. Portfolio segments identified by the Company include commercial and industrial, construction and land, commercial real estate including multi-family, residential real estate and consumer. This evaluation is inherently subjective and requires estimates that are susceptible to significant change as additional or new information becomes available. Relevant risk characteristics for the Company’s loan portfolio segments include vintage of the loan, debt service coverage, loan-to-value ratios and other financial performance ratios. In addition, regulatory examiners may require additional allowances based on their judgments of the information regarding problem loans and credit risk available to them at the time of their examinations. At December 31, 2017 and 2016, management believes the allowance for loan losses adequately reflects the credit risk in the loan portfolio.
Generally, the allowance for loan loss consists of various components including a component for specifically identified weaknesses as a result of individual loans being impaired, a component for general non-specific weakness related to historical experience, economic conditions and other factors that indicate probable loss in the loan portfolio, and an unallocated component that relates to the inherent imprecision in the use of estimates. Loans determined to be impaired are individually evaluated by management for specific risk of loss.
The Company evaluates and assigns a risk grade to each loan based on certain criteria to assess the credit quality of each loan. The assignment of a risk rating is done for each individual loan. Loans are graded from inception and on a continuing basis until the debt is repaid. Any adverse or beneficial trends will trigger a review of the loan risk rating. Each loan is assigned a risk grade based on its characteristics. Loans with low to average credit risk are assigned a lower risk grade than those with higher credit risk as determined by the individual loan characteristics.
The Company’s Pass loans includes loans with acceptable business or individual credit risk where the borrower’s operations, cash flow or financial condition provides evidence of low to average levels of risk.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Loans that are assigned higher risk grades are loans that exhibit the following characteristics:
A Special mention asset has potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in a deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date. Special Mention assets are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. Loans in this category would be characterized by any of the following situations.
•
Credit that is currently protected but is potentially a weak asset.

•
Credit that is difficult to manage because of an inadequate loan agreement, the condition of and/or control over collateral, failure to obtain proper documentation, or any other deviation from product lending practices.

•
Adverse financial trends.

A Special Mention rating should be a temporary rating, pending the occurrence of an event that would cause the risk rating to either improve or to be downgraded.
A Substandard asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Assets are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. The potential loss does not have to be recognizable in an individual credit for that credit to be risk rated substandard.
A loan can be fully and adequately secured and still be considered substandard. Some characteristics of substandard loans are:
•
Inability to service debt from ordinary and recurring cash flow.

•
Chronic delinquency

•
Reliance upon alternative sources of repayment.

•
Term loans that are granted on liberal terms because the borrower cannot service normal payments for that type of debt.

•
Repayment dependent upon the liquidation of collateral.

•
Inability to perform as agreed, but adequately protected by collateral.

•
Necessity to renegotiate payments to a non-standard level to ensure performance.

•
The borrower is Bankrupt, or for any other reason, future repayment is dependent on court action.

Any asset classified Doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and value, highly questionable and improbable. Doubtful assets have a high probability of loss, yet certain important and reasonably specific pending factors may work toward the strengthening of the asset.
Losses are recognized as charges to the allowance when the loan or portion of the loan is considered uncollectible or at the time of foreclosure. Recoveries on loans receivable previously charged off are credited to the allowance for loan losses.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Troubled Debt Restructuring
In situations where, for economic or legal reasons related to a borrower’s financial difficulties, the Company grants a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring. The Company measures any loss on the troubled debt restructuring in accordance with the guidance concerning impaired loans set forth above. Additionally, loans modified in troubled debt restructurings are generally placed on non-accrual status at the time of restructuring and included in impaired loans. These loans are returned to accrual status after the borrower demonstrates performance with the modified terms for a sustained period of time (generally six months) and has the capacity to continue to perform in accordance with the modified terms of the restructured debt.
Other Real Estate Owned (“OREO”)
OREO acquired through, or in lieu of, foreclosure are held-for-sale and are initially recorded at fair value less selling expenses. Any write-downs to fair value at the time of transfer are charged to the allowance for loan losses. Costs to hold OREO are expensed when incurred.
The Company obtains an appraisal or market valuation analysis on all OREO. If the periodic valuation indicates a decline in the fair value below recorded carrying value, an additional write-down or valuation allowance for OREO losses is established as a charge to earnings. Fair value is based on current market conditions, appraisals, and estimated sales values of similar properties. Operating expenses of such properties, net of related income, are included in other expenses. The Company may make loans to facilitate the sale of OREO. Gains and losses on the disposition of OREO are included in non-interest income. Gains and losses on financed sales are recorded in accordance with the appropriate accounting method, taking into consideration the buyers initial and continuing investment in the property, potential subordination and transfer of ownership.
Premises and Equipment
Land is carried at cost. Premises and equipment are stated at historical cost less accumulated depreciation or amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of premises range between twenty-five to thirty-nine years.
The useful lives of furniture, fixtures and equipment are estimated to be three to five years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in current income. The cost of maintenance and repairs is charged to expense as incurred. Annually at the end of each year, the Company evaluates premises and equipment for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.
Goodwill and Other Intangible Assets
Goodwill is determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and the liabilities assumed as of the acquisition date. Goodwill that arises from a business combination is periodically evaluated for impairment at the reporting unit level, at least annually. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangible represents the estimated future benefit of deposits related to an acquisition and is booked separately from the related deposits and evaluated periodically for impairment.
As of December 31, 2017, goodwill totaled $10.4 million and a core intangible premium totaled $4.8 million from business combinations. A significant decline in expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant decline in the price of our common stock could necessitate taking charges in the future related to the impairment of goodwill or other intangible assets.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Bank Owned Life Insurance (“BOLI”)
The Bank owns life insurance policies on certain key current officers. BOLI is recorded in interest receivable and other assets on the consolidated statements of condition at the amount that can realized under the insurance contract at the end of the period.
Impairment of Assets
All assets are reviewed for impairment whenever events or changes indicate that the carrying value of the asset may not be recoverable. As of December 31, 2017 and 2016, the Company determined that no events or changes occurred during 2017 and 2016 that would indicate that the carrying value of any long-lived assets may not be recoverable.
A loan may be considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. See additional discussion under Fair Value Measurement.
Transfers of Financial Assets
Transfers of an entire financial asset, a group of financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
The Company may sell certain portions of government guaranteed loans in the secondary market. These sales are recorded by the Company when control is surrendered and any warranty period or recourse provision expires.
Servicing Assets and Liabilities
All servicing assets and liabilities are initially measured at fair value. In addition, the Company amortizes servicing rights in proportion to and over the period of the estimated net servicing income or loss and assesses the rights for impairment. The servicing rights are initially measured at fair value and amortized in proportion to and over the period of the estimated net servicing income assuming prepayments.
Loans serviced for others totaled $160.1 million and $72.2 million as of December 31, 2017 and 2016, respectively. Total servicing liabilities, included in other liabilities on the statement of financial condition, were $254,000 and $293,000 as of December 31, 2017 and 2016, respectively. Servicing assets totaled $1.3 million and $470,000 as of December 31, 2017 and 2016, respectively.
Loans Held For Sale
Periodically, the Company sells loans and retains the servicing rights. The gain or loss on sale of loans depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The portions of the U.S. Small Business Administration (“SBA”) loans that are guaranteed by the SBA are classified by management as loans held for sale since the Bank intends to sell these loans. Loans held for sale are recorded at the lower aggregate cost or estimated fair value. During 2017, the Company sold $24.7 million of SBA loans in the secondary market, $22.3 million of which settled by end of year 2017. No loans were sold during 2016.
The fair value of SBA loans held for sale is based primarily on prices that secondary markets are currently offering for loans with similar characteristics. Net unrealized losses, if any, are recognized through a valuation allowance through a charge to income. The carrying value of SBA loans held for sale is net of premiums as well as deferred originations fees and costs. Premiums and net origination fees and costs are deferred and included in the basis of the loans in calculating gains or losses upon sale. SBA loans are generally secured by the borrowing entities’ assets such accounts receivable, property and equipment, and other business assets. The Company generally recognizes gains and losses on these loan sales based on the differences between the sales proceeds received and the allocated carrying value of the loans sold (which can include deferred premiums and net origination fees and costs). The non-guaranteed portion of the SBA loans is not typically sold by the Company and is classified as held for investment. In connection with the Company’s SBA lending activities, the Company recognizes servicing assets when servicing rights are retained. The Company initially recognizes servicing assets when servicing rights are retained. The Company initially recognizes and measures at fair value servicing rights obtained by SBA loan sales. The Company subsequently measures these servicing assets by using the amortization method, which amortizes servicing assets in proportion to, and over the period of, estimated net servicing income. The amortization of the servicing assets is analyzed periodically and is adjusted to reflect changes in prepayment rates and other estimates. The servicing asset is included in other assets on the consolidated statements of financial condition and the related amortization is net against other non-operating income in the consolidated statement of income. Gain or loss on sale of loans is included in non-interest income.
Income Taxes
The Company and the Bank file a United States consolidated federal income tax return and a California and New Mexico income tax return, Income taxes are accounted for using the asset and liability method. Under such method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (temporary differences). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the period of change.
A valuation allowance is established as a reduction to deferred tax assets to the extent that it is more than likely than not that the benefits associated with the deferred tax assets will not be realized. The determination, recognition, and measurement of deferred tax assets and the requirement for a related valuation allowance is based on estimated future taxable income.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2017 and 2016, the Company recognized zero and $6,000 in interest and penalties, respectively. The Company had no unrecognized tax benefits as of December 31, 20117 and 2016.
The Company files income tax returns in the U.S. federal jurisdiction, with the States of California and New Mexico. The Company had no unrecognized tax benefits at December 31, 2017 and 2016.
On December 22, 2017, the U.S. Government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). Among other provisions, the Tax Act reduced the federal marginal corporate income tax rate from 35% to 21%. As a result of the passage of the Tax Act, the

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Company recorded a $2.7 million charge for the revaluation of its net deferred tax asset to account for the future impact of the decrease in the corporate income tax rate and other provisions of the legislation. The charge was recorded as an increase to tax expense and reduction of the net deferred asset. The Company’s financial results reflect the income tax effects of the Tax Act for which the accounting is complete and provisional amounts for those specific income tax effects of the Tax Act for which the accounting is incomplete but a reasonable estimate could be determined. The Company did not identify items for which the income tax effects of the Tax Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017. As a result, these amounts could be adjusted during the measurement period, which will end in December 2018.
Non-interest Income
The Company records fees for other client services, such as service charges on deposit accounts and loan fees. These fees are recorded as income when the services are performed.
Stock Based Compensation
Stock Options
The Company recognized in the statement of income the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees’ requisite service period (generally the vesting period). The fair value of each option was estimated on the date of grant using the Black-Scholes options pricing model. The fair value method includes an estimate of expected volatility and an estimate of the expected option term, which is based on consideration of the vesting period and contractual term of the option.
Restricted Equity Grants
The Company granted restricted stock to directors and employees in 2017 and 2016 as shown in footnote 16. The grant-date fair value of the award is amortized on the straight-line basis over the requisite service period, which is generally the vesting period, as compensation expense.
Earnings Per Share
Basic earnings per share (“EPS”) is computed by dividing the net income by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if stock options were exercised and the dilutive effect of unvested restricted stock grants. The treasury stock method is applied to determine the dilutive effect of stock options, restricted stock in computing diluted EPS. For the year ending December 31, 2017, no stock options were outstanding and the dilutive effective of 67,481 shares of unvested restricted stock grants were included in the calculation of diluted common shares. For the period ending December 31, 2016, a total of 8,373 stock options, and the dilutive effect of 68,605 shares of unvested stock grants were included in the calculation of diluted common shares.
For the periods ended December 31, 2017 and 2016, total weighted average common shares outstanding are as follows:
	2017	2016
Common Stock	6,444,475	5,392,597
Diluted effect of restricted stock grants	40,619	32,209
Diluted effect of stock options	—	8,913
Total weighted average diluted shares	6,485,094	5,433,719

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Repurchase of Common Stock
In 2017, the Company repurchased 1,891 shares of common stock under the Dissenters’ Rights provisions as a result of the FULB merger. During the year ended December 31, 2016, the Company repurchased 69,908 shares of common stock as a part of a stock repurchase program.
Comprehensive Income (Loss)
Comprehensive income (loss) includes disclosure of other comprehensive income or loss that historically has not been recognized in the calculation of net income or loss. Unrealized gains and losses on the Company’s available-for-sale investment securities are included in other comprehensive income or loss. Total comprehensive income or loss and the components of accumulated other comprehensive income are presented as a separate statement of comprehensive income.
Loss Contingencies and Legal Claims
In the normal course of business, the Company may be subject to claims and lawsuits. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits, if any, will not have a material adverse effect on the financial position of the Company.
Recent Accounting Guidance Not Yet Effective and Adopted Accounting Guidance
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This Update requires an entity to recognize revenue as performance obligations are met, in order to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. The following steps are applied in the updated guidance: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and one year later for nonpublic business entities. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The Company adopted ASU No. 2014-09 on January 1, 2018. The Company does not expect ASU 2014-09 to have a material impact on its financial statements and disclosures.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). Changes made to the current measurement model primarily affect the accounting for equity securities and readily determinable fair values, where changes in fair value will impact earnings instead of other comprehensive income. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The Update also changes the presentation and disclosure requirements for financial instruments including a requirement that public business entities use exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. This Update is generally effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and one year later for nonpublic business entities. Nonpublic business entities are permitted to immediately adopt a provision which would omit the disclosure of fair value of financial instruments carried at amortized cost. The Company has adopted this provision. The Company does not expect ASU 2016-01 to have a material impact on its financial statements and disclosures.

BAYCOM CORP AND SUBSIDIARY

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In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases, which is generally defined as a lease term of less than 12 months. This change will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under current lease accounting guidance. The amendments in this Updates are effective for interim and annual periods beginning after December 15, 2018 for public business entities and one year later for all other entities. Upon adoption of the guidance, the Company expects to report increased assets and increased liabilities on its Consolidated Statements of Financial Condition as a result of recognizing right-of-use assets and lease liabilities related to certain banking offices and certain equipment under noncancelable operating lease agreements, which currently are not reflected in its Consolidated Statements of Financial Condition. The Company is currently evaluating the effects of ASU 2016-02 on its financial statements and disclosures.
In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718.) ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Under ASU 2016-09, excess tax benefits and certain tax deficiencies will no longer be recorded in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and APIC pools will be eliminated. In addition, the guidance requires excess tax benefits be presented as an operating activity on the statement of cash flows rather than as a financing activity. ASU 2016-09 also permits an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. Forfeitures can be estimated, as required today, or recognized when they occur. This guidance is effective for public business entities for interim and annual reporting periods beginning after December 15, 2017, and for nonpublic business entities annual reporting periods beginning after December 15, 2018, and interim periods within the reporting period and one year later for nonpublic entities. Early adoption is permitted, but all of the guidance must be adopted in the same period. The Company has adopted ASU 2016-09 as of January 1, 2017. The Company plans to recognize forfeitures as they occur. The Company does not expect ASU 2016-09 to have a material impact on its financial statements and disclosures. The adoption of ASU 2016-09 could result in increased volatility to income tax expense that is reported related to excess tax benefits and tax.
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326). This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (“CECL”) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available-for-sale (“AFS”) debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019 for SEC filers, one year later for non SEC filing public business entities and annual reporting periods beginning after December 15, 2020 for nonpublic business entities and interim periods

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within the reporting periods beginning after December 15, 2021. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company is still evaluating the effects this ASU will have on the Company’s Consolidated Financial Statements. Upon adoption, the Company expects changes in the processes and procedures used to calculate the allowance for loan losses, including changes in assumptions and estimates to consider expected credit losses over the life of the loan versus the current accounting practice that utilizes the incurred loss model. The new guidance may result in an increase in the allowance for loan losses which will also reflect the new requirement to include the nonaccretable principal differences on purchased credit-impaired loans; however, the Company is still in the process of determining the magnitude of the change and its impact on the Consolidated Financial Statements.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. This guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation, and goodwill impairment will simply be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. ASU No. 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2021 for public business entities who are not SEC filers and one year latter for all other entities. The Company does not expect ASU 2016-01 to have a material impact on its financial statements and disclosures.
In May 2017, FASB issued ASU 2017-09, Scope of Modification Accounting. This guidance is intended to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation — Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following are met: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification, (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company’s early adoption of this ASU in the quarter ended June 30, 2017 did not have a material impact on the Company’s Consolidated Financial Statements.
Application of US GAAP in Accounting for the Tax Cuts and Jobs Act
On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118) to address the application of US GAAP in situations when a registrant does not have the necessary information

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available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the 2017 Tax Act. SAB 118 provides guidance to registrants under three scenarios: (1) Measurement of certain income tax effects is complete, (2) Measurement of certain income tax effects can be reasonable estimated and (3) Measurement of certain income tax effects cannot be reasonably estimated. SAB 118 provides a one year measurement period for the registrant to complete its accounting for certain income tax effects that are considered provisional or for which reasonable estimates cannot be made. The Company recognized the income tax effects of the 2017 Tax Act in its 2017 financial statements in accordance with SAB 118.
Subsequent Events
Management has evaluated subsequent events for potential recognition and disclosure through February 23, 2018, the date the financial statements were issued.
Reclassifications
Certain prior year amounts are reclassified to conform to the current year presentation. None of the reclassifications impact net income or net earnings per common share.
2. ACQUISITION
On April 28, 2017, to increase its market area, reduce net funding costs, and improve operating efficiency, the Company acquired FULB. The Company added eight locations including seven full service branches on one loan production office. The branch offices are located in Oakland, San Jose, Sacramento, San Francisco, Glendale, California and Albuquerque, New Mexico and Tukwila, Washington. The loan production office is located in Los Angeles, California. The Company paid a total of  $41.9 million comprised of cash of  $19.0 million and 1,371,579 shares at a price of  $16.66 per share of common stock in exchange for all of the common shares outstanding of FULB. Each share of FULB stock converted into .9733 share of the Company’s common stock. As of the merger date, the fair value of FULB’s consolidated assets totaled approximately $473.1 million and deposits totaled approximately $428.0 million. The fair value of estimates are subject to change during the measurement period, after the acquisition date as additional information relative to the acquisition date fair values becomes available. The merger transaction is accounted for using the acquisition method of accounting for business combinations FASB ASC 805, Business Combinations. The net assets acquired and the liabilities assumed totaled approximately $32.8 million at the date of merger. The Company assumed the Subordinated Debentures held by Trust. The Company assumed the lease obligation related to each facility.
On November 3, 2017, to enhance its market share in Washington, the Company acquired Plaza adding one branch office located in Seattle, Washington. The Company issued 626,381 shares of common stock at a price of  $19.10 per share in exchange for the all of the common shares outstanding of Plaza. Each share of Plaza’s common stock outstanding converted into .084795 share of the Company’s common stock. As of the merger date, the fair value of Plaza Bank’s assets totaled approximately $75.8 million and deposits totaled approximately $54.2 million. The fair value of estimates are subject to change during the measurement period, after the acquisition date as additional information relative to the acquisition date fair values becomes available. The merger transaction is accounted for using the acquisition method of accounting for business combinations FASB ASC 805, Business Combinations. The net assets acquired and the liabilities assumed totaled approximately $10.8 million at the date of merger. The Company assumed the lease obligation related to the branch facility.

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The following table summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date:
	FULB Acquisition Date April 28, 2017	Plaza Acquisition Date November 3, 2017
Fair value of Assets:
Cash and due from Banks	$27,992	$1,124
Federal funds sold	75,037	—
Total cash and cash equivalents	103,029	1,124
Investment securities	30,241	5,772
FHLB stock	2,087	493
Loans	315,970	65,366
Core deposit intangible	4,435	385
Deferred tax asset, including refunds	(164)	2,070
Servicing asset	1,282	—
BOLI	6,428	—
Other assets	9,831	630
Total assets acquired	473,139	75,840
Liabilities:
Deposits
Noninterest bearing	152,842	17,256
Interest bearing	275,175	36,923
Total deposits	428,017	54,179
Salary continuation plan	764	—
Other borrowings	10,775	10,467
Other liabilities	812	350
Total liabilities assumed	440,368	64,996
Stock issued	22,860	11,964
Cash consideration	19,037	119
Goodwill	$9,126	$1,239

Goodwill represents the excess of the estimated fair value of the liabilities assets assumed over the estimated fair value of the assets acquired. The consideration paid represented a premium to the book value of pre-Merger institution’s net assets at the acquisition date. Goodwill is not tax deductible.

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The following table presents the net assets acquired and the estimated fair value adjustments, which resulted in Goodwill at the acquisition date:
	FULB Acquisition Date April 28, 2017	Plaza Acquisition Date November 3, 2017
Book value of net assets acquired	$29,321	$8,107
Fair value adjustments:
Loans	636	386
Write-down on real estate investment	(262)	—
Time-deposits	—	(74)
Other borrowings	—	(30)
Trust preferred securities	1,045	—
Core deposit intangible	4,435	385
Deferred tax assets	(2,404)	2,070
Total purchase accounting adjustments	3,450	2,737
Fair value of net assets acquired	32,771	10,844
Common stock issued	22,860	11,964
Cash paid	19,037	119
Total price paid	41,897	12,083
Goodwill	$9,126	$1,239

Loans
The Company engaged a third party to determine the fair value of loans. The fair values for acquired loans were calculated using a discounted cash flow analysis based on the present value of the expected cash flows utilizing market-derived discount rates and certain assumptions related to expected cash flows including prepayment estimates adjusted based on loan type and seasoning, and probability of default and loss severity. For purchased non-credit impaired loans (“PNCI”), the total gross contractual amounts receivable was $379.1 million as of the acquisition date. For PCI loans, the total contractual amounts receivable was $8.6 million as of the date of acquisition. The fair value of the PCI loans is estimated to total $7.3 million as of the date of acquisition.
The PNCI loans with similar characteristics were grouped together and were treated in the aggregate when applying the discount rate on the expected cash flows. Aggregation factors considered include the type of loan and related collateral, risk classification, fixed or variable interest rate, term of loan and whether or not the loan was amortizing. The discount rates used for the similar groups of loans are based on current market rates for new originations of comparable loans, where available, and include adjustments for credit and liquidity factors. In addition, the guarantee of certain retained SBA guaranteed loans is reflected in the fair value.
At the acquisition date, the contractual amount and timing of undiscounted principal and interest payments and the estimated the amount and timing of undiscounted expected principal and interest payments was used to estimate the fair value of PCI loans. The difference between these two amounts represented the nonaccretable difference. On the acquisition date, the amount by which the undiscounted expected cash flows exceed the estimated fair value of the acquired loans is the “accretable yield”. The accretable yield is then measured at each financial reporting date and represented the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans. For PCI loans the

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accretable yield is accreted into interest income over the life of the estimated remaining cash flows. At each financial reporting date, the carrying value of each PCI loan is compared to an updated estimate of expected principal payment or recovery on each loan. To the extent that the loan carrying amount exceeds the updated expected principal payment or recovery, a provision of loan loss would be recorded as a charge to income and an allowance for loan loss established.
The following table reflects contractual cash flows, nonaccretable difference, accretable yield, fair value, purchase discount, and principal balance for the various loan categories as of the acquisition date. For PCI loans, the purchase discount does not necessarily represent cash flows to be collected as a portion of it is a nonaccretable difference:
	Credit-impaired loans	Non-credit impaired loans	Total
Contractually required payments	$8,577	$379,144	$387,721
Less: nonaccretable difference	(966)	—	(966)
Cash flows expected to be collected (undiscounted)	7,611	379,144	386,755
Accretable yield	(322)	(5,097)	(5,419)
Fair value of purchased loans	$7,289	$374,047	$381,336

Real Estate Investment
The acquisition of FULB includes the acquisition of a real estate investment. The real estate was sold after the merger resulting in a fair value adjustment equal to the sale price net of closing expenses.
Servicing Assets
The acquisition of FULB included the acquisition of loans serviced for others including the SBA. The fair value of the servicing assets were calculated based on the net present value of the servicing income stream using a market-derived discount rate and estimated expected cash flows based on the estimated life of the underlying loans less the estimated cost of servicing plus a normal profit.
Core Deposit Intangible
The core deposit intangible asset, with an estimated acquisition date fair value of  $4.8 million, represents the value ascribed to the long-term deposit relationships acquired and is being amortized over an estimated average useful life of seven years. Retention rates used to arrive at fair values are based on historical attrition analysis of other comparable financial institution’s and management’s assumptions. Generally, a run-off of 5% from beginning balances is assumed for all account types in the first and second year and includes a deposit growth rate of 1%. The core deposit intangible is estimated not to have a significant residual value.
Deposits
The fair values used for the retail DDA and NOW deposits were equal to the amounts payable on demand at the acquisition date. There was no fair value adjustment for FULB’s time deposits as the fair values were equal to the carrying value as of the acquisition date based on the discounted cash flow that applied interest rates offered by market participants as of the acquisition date on time deposits with similar maturity dates. The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates offered by market participants as of the acquisition date on time deposits with similar maturity terms as the discount rates.

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Subordinated Deferrable Interest Debentures
The Subordinated Deferrable Interest Debentures total of  $6.4 million had a fair value of  $5.4 million. The fair value adjustment of  $1,045,000 for debentures is equal to the discounted cash flow that applied interest rates offered by market participants as of the acquisition date.
Pro Forma Results of Operations
The operating results of the Company for the year ended December 31, 2017 and 2016 include the operating results of FULB and Plaza since their respective acquisition dates. The following table represents the net interest and other income, basic earnings per share and diluted earnings per share as if the acquisition with FULB and Plaza were effective as of January 1, 2017 and 2016 for the respective year in which each acquisition was closed. The unaudited pro forma information in the following table is intended for informational purposes only and is not necessarily indicative of our future operating results for operating results that would have occurred had the mergers been completed at the beginning of each respective year. No assumptions have been applied to the pro forma results of operation regarding possible revenue enhancements, expense efficiencies or asset dispositions.
The contribution of the acquired operations from FULB and Plaza to our results of operations for the 2017 is as follows:
	Proforma 2017	Proforma 2016
Net interest income	$47,656	$44,635
Net income	4,387	9,380
Basic earnings per share	$0.59	$1.27
Diluted earnings per share	$0.59	$1.26
These amounts include the acquisition-related third party expenses, accretion of the discounts on acquired loans and amortization of the fair value mark adjustments on core deposit intangible. FULB and Plaza’s results of operations prior to the merger date are not included in the Company’s results for 2017. The contribution shown above excludes allocated overhead and allocated cost of funds.
Acquisition-related Expenses
Acquisition-related expenses are recognized as incurred and continue until all systems are converted and operational functions become fully integrated. We incurred third-party acquisition-related expenses in the following line items in the statement of income for the year ended December 31, 2017 as follows:
	FULB	Plaza	Total
Acquisition related expenses in 2017
Professional fees	$349	$225	$574
Data processing	1,586	855	2,441
Severance expense	212	75	287
Other	120	54	174
Total	$2,267	$1,209	$3,476

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3. INVESTMENTS
The amortized cost and estimated fair value of investment securities available for sale at December 31, 2017 and 2016 consist of the following:
2017	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Municipal securities	$15,910	$182	$(45)	$16,047
Mortgage-backed securities	9,621	143	(24)	9,740
Collateralized mortgage obligations	1,758	1	(9)	1,750
U.S. Government Agencies	6,984	—	(13)	6,971
SBA securities	5,929	78	(10)	5,997
Total investment securities	$40,202	$404	$(101)	$40,505

2016	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Municipal securities	$4,003	$82	$(4)	$4,081
Mortgage-backed securities	1,666	18	—	1,684
Collateralized mortgage obligations	1,732	38	—	1,770
U.S. Government Agencies	5,358	19	—	5,377
U.S. Treasury	1,008	—	(2)	1,006
Total investment securities	$13,767	$157	$(6)	$13,918

No investment securities were sold in 2017 and 2016.
The unrealized losses at December 31, 2017 and 2016 are summarized and classified according to the duration of the loss period as follows:
	Less than 12 Months		12 Months or more		Total
2017	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Municipal securities	$4,011	$(39)	$267	$(6)	$4,278	$(45)
Mortgage-backed securities	4,075	(24)	—	—	4,075	(24)
Collateralized mortgage obligations	1,201	(9)	—	—	1,201	(9)
U.S. Government Agencies	6,981	(13)	—	—	6,981	(13)
SBA securities	1,245	(10)	—	—	1,245	(10)
Total	$17,513	$(95)	$267	$(6)	$17,780	$(101)

	Less than 12 Months		12 Months or more		Total
2016	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Municipal securities	$515	$(1)	$844	$(3)	$1,358	$(4)
Mortgage-backed securities	508	—	66	—	574	—
Collateralized mortgage obligations	—	—	117	—	117	—
U.S. Government Agencies	—	—	—	—	—	—
U.S. Treasury	1,006	(2)	—	—	1,006	(2)
Total	$2,029	$(3)	$1,027	$(3)	$3,055	$(6)

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Certain investment securities shown in the previous table have fair values less than amortized cost and therefore contain unrealized losses. The Company considers a number of factors including, but not limited to: (a) length of time and the extent to which the fair value has been less than the amortized costs, (b) the financial condition and near-term prospects of the issuer, (c) the intent and ability of the Company to retain its investment for a period of time sufficient to allow for an anticipated recovery in value, (d) whether the debtor is current on interest and principal payments, and (e) general market conditions and the industry or sector-specific outlook. Management has evaluated all securities at December 31, 2017 and has determined that no securities are other than temporarily impaired. Because the Company does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, which may be maturity, the Company does not consider these securities to be other-than temporarily impaired.
At December 31, 2017, the Company held 148 investment securities, of which one was in a loss position for more than twelve months and 45 were in an unrealized loss position for less than twelve months. These temporary unrealized losses relate principally to current interest rates for similar types of securities. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.
The amortized cost and estimated fair value of debt securities at December 31, 2017 and 2016, by call date are shown below. Expected maturities will differ from contractual maturities because a borrower may have the right to call or pre-pay obligations with or without call or prepayment penalties.
	2017		2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$5,248	$5,243	$3,745	$3,740
Due after one year through five years	4,987	4,959	4,662	4,690
Due after five year through ten years	14,619	14,737	4,920	5,040
Due after ten years	15,348	15,566	440	448
Total	$40,202	$40,505	$13,767	$13,918

At December 31, 2017 and 2016, available-for-sale securities with a carrying amount of approximately $5.4 million and $2.2 million, respectively, were pledged to secure borrowing arrangements with the FHLB (see Note 11).
4. LOANS
The Company’s loan portfolio at December 31, 2017 and 2016 is summarized below:
	2017	2016
Commercial and industrial	$114,373	$71,093
Construction and land	22,720	19,745
Commercial real estate	671,823	384,278
Residential real estate	84,781	31,917
Consumer	1,096	1,317
Total loans	894,793	508,350
Deferred loan fees and costs, net	(469)	(311)
Allowance for loan losses	(4,215)	(3,775)
Net loans	$890,109	$504,264

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For the years ended December 31, 2017 and 2016, the Company had $179,000 and $1.1 million, respectively, of impaired loans on nonaccrual. For the period ended December 31, 2017 and 2016, if interest had been accrued such income would have been approximately $8,000 and $32,000, respectively. As of December 31, 2017 and 2016, the unaccreted discount on PNCI loans totaled $5.6 million and $2.1 million, respectively.
As of December 31, 2017 and 2016, the Company’s impaired or non-accrual originated and acquired PCI loans have a related allowance for loss as follows:
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2017
With no related allowance recorded
Commercial and industrial	$—	$—	$—	$—	$—
Construction and land	—	—	—	—	—
Commercial real estate	1,120	1,228	—	1,147	56
Residential	—	—	—	—	—
Consumer	—	—	—	—	—
With an allowance recorded
Commercial and industrial	—	—	—	—	—
Construction and land	—	—	—	—	—
Commercial real estate	13	13	13	13	2
Residential	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$1,133	$1,241	$13	$1,160	$58
2016
With no related allowance recorded
Commercial and industrial	$230	$230	$—	$230	$—
Construction and land	—	—	—	—	—
Commercial real estate	632	632	—	653	—
Residential	—	—	—	—	—
Consumer	—	—	—	—	—
With an allowance recorded
Commercial and industrial	228	228	46	243	—
Construction and land	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$1,090	$1,090	$46	$1,126	$—

As of December 31, 2017 and 2016, the Company had no loans 90 days delinquent and still accruing interest. During 2017 and 2016, the Company did not recognize any interest income under the cash basis.

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(Tables in thousands, except for per share data)
 (Continued)

As of December 31, 2017 and 2016, the Company had troubled debt restructured loans totaling $1.0 million and $632,000, respectively. In 2017 and 2016, the Company recorded no charge-off related to restructured loans and none in 2016. As of December 31, 2017 and 2016, troubled debt restructured loans had a related allowance of  $13,000 and zero, respectively. There are no commitments to lend additional amounts as of December 31, 2017 and 2016, respectively, to borrowers with outstanding loans that are classified as a troubled debt restructured loan. As of December 31, 2017 and 2016, all troubled debt restructured loans were preforming in accordance with their terms.
As of December 31, 2017 and 2016, the Company had variable rate loans totaling $635.5 million and $355.9 million, respectively. As of December 31, 2017, total of  $445.9 million have interest rate floors, of which $327.6 million are at their floors.
Loans are made primarily for business, personal, and real estate purposes and concentrated in the Los Angeles area, San Francisco Bay Area and the Central Valley, including San Joaquin and Sacramento counties, New Mexico and Washington states.
Real estate loans are secured by real property. Secured commercial and industrial loans are secured by deposits, or business or personal assets. The Company’s policy for requiring collateral is based on analysis of the borrower, the borrower’s industry and the economic environment in which the loan is granted. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.
As of December 31, 2017 and 2016, the single largest loan totaled $13.0 million for both years, and is secured by commercial real estate. As of December 31, 2017 and 2016, undisbursed commitments total $98.7 million and $68.9 million, respectively.
The Company had no loans and one loan in the amount of  $230,000 classified as doubtful as of December 31, 2017 and 2016, respectively.
Assets classified Loss are considered uncollectible and of minimal value. Assets classified losses are charged off against the allowance for loan losses.
The following table summarizes the Company’s loan portfolio by credit quality and product and/or collateral type as of December 31, 2017 and 2016:
2017	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$112,650	$807	$916	$—	$114,373
Construction and land	19,833	—	2,887	—	22,720
Commercial real estate	664,551	4,058	3,214	—	671,823
Residential real estate	84,781	—	—	—	84,781
Consumer	1,096	—	—	—	1,096
Total	$882,911	$4,865	$7,017	$—	$894,793

2016	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$68,720	$311	$1,832	$230	$71,093
Construction and land	16,808	—	2,937	—	19,745
Commercial real estate	379,073	2,603	2,602	—	384,278
Residential real estate	31,917	—	—	—	31,917
Consumer	1,317	—	—	—	1,317
Total	$497,835	$2,914	$7,371	$230	$508,350

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The following table provides an aging of the Company’s loans receivable as of December 31, 2017 and 2016.
	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	PCI Loans	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
2017
Commercial and industrial	$96	$—	$—	$96	$114,274	$3	$114,373	$—
Construction and land	—	—	—	—	22,720	—	22,720	—
Commercial real estate	1,446	—	—	1,446	657,360	13,017	671,823	—
Residential	349	—	—	349	83,137	1,295	84,781	—
Consumer	3	—	—	3	1,093	—	1,096	—
Total	$1,894	$—	$—	$1,894	$878,584	$14,315	$894,793	$—
2016
Commercial and industrial	$—	$—	$230	$230	$70,756	$107	$71,093	$—
Construction and land	—	—	—	—	19,745	—	19,745	—
Commercial real estate	625	—	—	625	377,772	5,881	384,278	—
Residential	—	—	—	—	30,498	1,419	31,917	—
Consumer	—	—	—	—	1,317	—	1,317	—
Total	$625	$—	$230	$855	$500,088	$7,407	$508,350	$—

During the period ended December 31, 2017, the terms of certain loans were modified as trouble debt restructurings. The following table provides the troubled debt restructurings by modification type during the period ending December 31, 2017.
2017	Number of Loans	Rate Modification	Term Modification	Interest Only Modification	Rate & Term Modification	Total
Troubled Debt Restructurings
Commercial and industrial	1	$—	$—	$—	$13	$13
Construction and land	—	—	—	—	—	—
Commercial real estate	3	—	238	—	794	1,032
Residential	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
	4	$—	$238	$—	$807	$1,045

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

There were no TDR modifications during 2016.
The following table presents loans by class modified as troubled debt restructurings including any subsequent defaults during the period ending December 31, 2017:
2017	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Reserve Difference(1)
Commercial and Industrial	1	$13	$13	$—
Construction and land	—	—	—	—
Commercial real estate	3	1,032	1,032	—
Residential	—	—	—	—
Consumer	—	—	—	—
Total	4	$1,045	$1,045	$—

(1)
This represents the increase or (decrease) in the allowance for loans and lease losses reserve for these credits measured as the difference between the specific post-modification impairment reserve and the pre-modification reserve calculated under our general allowance for loan loss methodology.

In the table on the previous page, there was no TDR’s that subsequently defaulted necessitating an increase in the allowance for loan losses for the year ending December 31, 2017. The total allowance for loan losses specifically allocated to TDR’s was $13,000.
Purchase Credit Impaired Loans
As a part of acquisitions, the Company has purchased loans, some of which have shown evidence of credit deterioration since origination and it was probable at the acquisition that all contractually requirement payments would not be collected. The carrying amount and unpaid principal balance of PCI loans are as follows:
	December 31, 2017		December 31, 2016
	Unpaid Principal Balance	Carrying Value	Unpaid Principal Balance	Carrying Value
Real estate secured	$17,268	$14,313	$10,341	$7,300
Commercial and industrial	149	2	309	107
Consumer	—	—	—	—
Total purchase credit impaired loans	$17,417	$14,315	$10,650	$7,407

The Company did not increase the allowance for loan losses in for these PCI loans in 2017 or 2016.
The following table reflects contractual cash flows, non-accretable difference, accretable yield, and carrying amount for all acquired PCI loans as of December 31, 2017 and 2016.
	2017	2016
Contractually required payments	$17,417	$10,650
Less: non-accretable difference	(2,730)	(2,932)
Cash flows expected to be collected (undiscounted)	14,687	7,718
Accretable Yield	(372)	(311)
Carrying Amount	$14,315	$7,407

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The following table reflects accretable yield PCI loans as of December 31, 2017 and 2016.
	2017	2016
Balance at beginning of period	$311	$2,744
Additions	1,422	—
Removals	—	(365)
Accretion	(1,361)	(2,068)
Balance at end of period	$372	$311

5. ALLOWANCE FOR LOAN LOSSES
The following table summarizes the Company’s allowance for loan losses for the year ended December 31, 2017 and 2016 by loan product and collateral type:
2017	Commercial and Industrial	Construction and Land	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$1,011	$287	$2,105	$151	$4	$217	$3,775
Charge-offs	(63)	—	(3)	—	(1)	—	(67)
Recoveries	45	—	—	—	—	—	45
Provision	(152)	(88)	593	(1)	—	110	462
Ending balance	$841	$199	$2,695	$150	$3	$327	$4,215
Allowance for loan loss related to:
Loans individually evaluated for impairment	$13	$—	$—	$—	$—	$—	$13
Loans collectively evaluated for impairment	828	199	2,695	150	3	327	4,202
PCI loans	—	—	—	—	—	—	—
Balance of loans:
Individually evaluated for impairment	13	—	1,120	—	—	—	1,133
Collectively evaluated for impairment	114,357	22,720	657,686	83,486	1,096	—	879,345
PCI loans	3	—	13,017	1,295	—	—	14,315
Balance of loans collectively evaluated for impairment	114,360	22,720	670,703	84,781	1,096	—	893,660
Total	$114,373	$22,720	$671,823	$84,781	$1,096	$—	$894,793

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

2016	Commercial and Industrial	Construction and Land	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$1,418	$212	$1,735	$131	$3	$351	$3,850
Charge-offs	(491)	—	(250)	—	—	—	(741)
Recoveries	55	—	—	—	12	—	67
Provision	29	75	620	20	(11)	(134)	599
Ending balance	$1,011	$287	$2,105	$151	$4	$217	$3,775
Allowance for loan loss related to:
Loans individually evaluated for impairment	$46	$—	$—	$—	$—	$—	$46
Loans collectively evaluated for impairment	965	287	2,105	151	4	217	3,729
PCI loans	—	—	—	—	—	—	—
Balance of loans:
Individually evaluated for impairment	458	—	632	—	—	—	1,090
Collectively evaluated for impairment	70,528	19,745	377,765	30,498	1,317	—	499,853
PCI loans	107	—	5,881	1,419	—	—	7,407
Balance of loans collectively evaluated for impairment	70,635	19,745	383,646	31,917	1,317	—	507,260
Total	$71,093	$19,745	$384,278	$31,917	$1,317	$—	$508,350

6. PREMISES AND EQUIPMENT
Premises and equipment consisted of the following at December 31, 2017 and 2016:
	2017	2016
Premises Owned	$7,276	$—
Furniture, fixtures and equipment	2,939	2,280
Leasehold improvements	1,271	1,172
Less accumulated depreciation and amortization	(3,087)	(2,346)
Total premises and equipment, net	$8,399	$1,106

Depreciation and amortization included in occupancy and equipment expense total $762,000 for the year ended December 31, 2017 and $498,000 for the year ended December 31, 2016.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The Company leases its branches and administration office under noncancelable operating leases. These leases expire on various dates through 2025. All leases have an option to renew with renewal periods between three and twelve years. Future minimum lease payments are as follows:
Year Ending December 31,
2018	$1,899
2019	1,781
2020	1,427
2021	1,087
2022	946
Thereafter	1,018
Total	$8,158

Rental expense included in occupancy and equipment expense totals $1.9 million and $1.4 million for the years ended December 31, 2017 and 2016, respectively.
7. OTHER REAL ESTATE OWNED
Other real estate owned as of December 31, 2017 and 2016 consisted of the following:
	2017	2016
Commercial real estate	$—	$954
Valuation allowance	—	(179)
Total	$—	$775

As of December 31, 2017 and 2016, there were no loans in the process of foreclosure.
8. GOODWILL AND INTANGIBLE ASSETS
Goodwill
The change in goodwill as of December 31, 2017 and 2016 were as follows:
	2017	2016
Beginning of the year	$—	$—
Acquired goodwill	10,365	—
Impairment	—	—
End of year	$10,365	$—

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. As of December 31, 2017, the Company had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the Company exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that its fair value exceeded its carrying value, resulting in no impairment.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Core Deposit Intangible
Acquired intangible assets as of December 31, 2017 and 2016 were as follows:
	2017	2016
Core deposit intangible	$802	$1,200
Additions	4,820	—
Less accumulated amortization	(850)	(398)
Net core deposit intangibles	$4,772	$802

The Company recorded total amortization expense totaling $850,000 and $398,000 in 2017 and 2016, respectively.
Estimated amortization for the next five years is as follows:
Year Ending December 31,
2018	$1,157
2019	1,145
2020	991
2021	977
2022	325
Thereafter	177
Total	$4,772

9. OTHER ASSETS
As of December 31, 2017 and 2016, the Company’s other assets consisted of the following:
	2017	2016
Deferred tax assets	$6,519	$10,004
Accrued interest receivable	3,002	1,481
SBA servicing asset	1,270	470
Investment in SBJ Fund, LP	799	555
Investment in statutory trust	296	—
All other	3,271	1,318
	$15,157	$13,828

10. DEPOSITS
Deposits consisted of the following at December 31, 2017 and 2016:
	2017	2016
Demand deposits	$327,309	$128,697
NOW accounts and Savings	191,550	53,186
Money market	356,640	247,732
CDAR’s	51,275	7,537
Time under $250,000	74,996	73,271
Time $250,000 and over	102,535	80,336
Total deposits	$1,104,305	$590,759

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

At December 31, 2017 and 2016, the weighted average stated rate on our deposits was 0.47% and 0.54%, respectively. At December 31, 2017, approximately $120.3 million, or 10.9%, of the Company’s deposits are derived from the top ten (10) depositors. At December 31, 2016, approximately $96.9 million, or 16.4%, of the Company’s deposits are derived from the top ten (10) depositors.
The Company accepts deposits related to real estate transactions qualifying under the Internal Revenue Code Section 1031, Tax Deferred Exchanges. These deposits fluctuate as the sellers of real estate have up to six months to invest in replacement real estate to defer the income tax on the property sold. The Company also accepts deposits related to business escrow services. Deposits related to these activities total $14.1 million and $14.5 million at December 31, 2017 and 2016, respectively. Average deposit balances for these activities totaled $18.4 million and $20.1 million during 2017 and 2016, respectively.
At December 31, 2017, aggregate annual maturities of time deposits are as follows:
Year Ending December 31,
2018	$170,306
2019	39,441
2020	4,733
2021	3,152
2022	11,174
$228,806

Interest expense, net of early withdrawal penalty, recognized on interest-bearing deposits for the years ended December 31, 2017 and 2016 consists of the following:
	2017	2016
NOW accounts and savings	$148	$98
Money market	1,703	1,102
Time under $250,000	1,137	1,114
Time $250,000 and over	920	760
Total	$3,908	$3,074

11. OTHER BORROWINGS
The Company has a secured term borrowing totaling $6.0 million and a line totaling $9.0 million with a correspondent bank secured by the Bank’s common stock. Loan covenants require that the Bank meet minimum capital, liquidity, and loan concentrations limits. There were no draws on the line in 2017. The line matures April 28, 2018. The interest rate on the term borrowing is 4.71%. The term borrowing begins amortizing in July 2018 and matures in 2022. Principal payments on term borrowings amortize as follows:
Year Ending December 31,
2018	$300
2019	600
2020	600
2021	600
2022	3,900
Total	$6,000

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The Company has an approved secured borrowing facility with the FHLB for up to 25% of total assets for a term not to exceed five years under a blanket lien of certain types of loans. There were no outstanding borrowings under this facility at December 31, 2017 and December 31, 2016.
The Company has four Federal Funds lines with available commitments totaling $55.0 million with four correspondent banks. There are no amounts outstanding under these facilities at December 31, 2017 and 2016.
12. JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES
The Company acquired the Trust in the acquisition of FULB. The Trust is a Delaware business formed with capital of  $192,000 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by the Company. The Trust issued 6,200 Floating Rate Capital Trust Pass-Through Securities (“Trust Preferred Securities”), with a liquidation value $1,000 per security, for gross proceeds of $6.2 million. The entire proceeds of the issuance were invested by the Trust in $6.4 million of Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Subordinated Debentures”) issued by the Company, with identical maturities, repricing and payment terms as the Trust Preferred Securities. The Subordinated Debentures mature on September 15, 2034, bear a current interest rate of 3.82% (based on 3-months Libor plus 2.5%), with quarterly repricing. The debentures are redeemable by the Company subject to prior approval from the Federal Reserve Board of Governors (“Federal Reserve”), on any March 15, June 15, September 15, or December 15. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under special event which is defined in the debenture. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on September 15, 2034.
Holders of the Trust Preferred Securities are entitled to a cumulative cash distribution on the liquidation amount of  $1,000 per security. For each successive period beginning on March 15, June 15, September 15 and December 15 of each year, the rate will be adjusted to equal 3-month Libor plus 2.50%. The Trust has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default of the payment of interest on the Subordinated Debentures. The Trust Preferred Securities were sold and issued in private transactions pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities.
13. INCOME TAXES
Income taxes expense for the years ended December 31, 2017 and 2016 are as follows:
	2017		2016
	Federal	State	Federal	State
Current income taxes	$4,164	$1,234	$2,060	$677
Deferred tax asset adjustment for enacted change in tax rate	2,681	—	—	—
Deferred income taxes, net	437	373	1,222	477
Total provision for income taxes	$7,282	$1,607	$3,282	$1,154

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The provision for income tax differs from the amounts computed by applying the statutory Federal and State income tax rates. The significant items comprising these differences for the years ended December 31, 2017 and 2016 consist of the following:
	2017		2016
	Amount	Rate %	Amount	Rate %
Federal statutory tax rate	$4,811	34.00%	$3,518	34.00%
State statutory tax rate, net of Federal effective tax rate	1,061	7.50%	727	7.02%
Tax exempt interest	(77)	-0.54%	(13)	-0.13%
Bank owned life insurance	(79)	-0.56%	(73)	-0.70%
Tax impact from enacted change in tax rate	2,681	18.95%	—	0.00%
Acquisition expenses	179	1.26%	—	0.00%
Other	313	2.21%	277	2.68%
Total income tax expense	$8,889	62.82%	$4,436	42.87%

The Company is subject to federal income tax and state franchise tax. Federal income tax returns for the years ended on or after December 31, 2014 are open to audit by the federal authorities and California and New Mexico returns for the years ended on or after December 31, 2013 are open to audit by state authorities.
On December 22, 2017, the U.S. Government enacted the Tax Act. The Tax Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Tax Act reduces the corporate federal income tax rate from a maximum of 35% to a flat 21% rate. The corporate income tax rate reduction was effective January 1, 2018. The Tax Act required a revaluation the Company’s deferred tax assets and liabilities to account for the future impact of lower corporate tax rates and other provisions of the legislation. As a result of the Company’s revaluation, the net deferred tax asset was reduced through a $2.7 million increase to the provision for income tax.
Deferred tax assets at December 31, 2017 and 2016, included as a component of other assets in the Consolidated Balance Sheets, consisted of the following:
	2017	2016
Net operating loss carryforward	$3,935	$4,573
Mark to market adjustments	515	2,000
Salary continuation plan	1,178	1,299
Allowance for loan losses	879	1,554
Amortization of start up costs	221	206
Other	196	285
Stock based compensation	279	973
Deferred tax assets	7,203	10,890
Depreciation	(3)	(84)
FHLB stock dividend	(193)	(117)
Unrealized gain on AFS securities	(88)	(26)
Other	(370)	(194)
Stock based compensation	(30)	(465)
Deferred tax liability	(684)	(886)
Total deferred tax assets, net	$6,519	$10,004

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The utilization of the net operating losses is subject to an annual limit pursuant to Section 382 of the Internal Revenue Code. The amount of the annual limitations for Federal and California Franchise Tax purpose is $1.3 million and begins expiring in 2028. As of December 31, 2017 and 2016, there is no valuation allowance based on management’s estimate that the Company will more likely than not be able to utilize all of the deferred tax assets prior to expiration. At December 31, 2017, Federal net operating losses included in the deferred tax asset totaled $14.0 million and California net operating losses totaled $9.1 million.
The Company files income tax returns in the U.S. federal jurisdiction, in California and in New Mexico. The Company’s policy is to recognize penalties and interest as income tax expense.
14. COMMITMENTS AND CONTINGENCIES
Lending and Letter of Credit Commitments
In the normal course of business, the Company enters into various commitments to extend credit which are not reflected in the financial statements. These commitments consist of the undisbursed balance on personal, commercial lines, including commercial real estate secured lines of credit, and of undisbursed funds on construction and development loans. At December 31, 2017 and 2016, undisbursed commitments total $98.7 million and $68.9 million, respectively. In addition, at December 31, 2017 and 2016, the Company has issued standby letter of credit commitments, primarily issued for the third party performance obligations of Company clients totaling $213,000 and $31,000, respectively, of which zero was outstanding at both December 31, 2017 and December 31, 2016.
Commitments generally have fixed expiration dates or other termination clauses. The actual liquidity needs or the credit risk that the Company will experience will be lower than the contractual amount of commitments to extend credit because a significant portion of these commitments are expected to expire without being drawn upon. The commitments are generally variable rate and include unfunded home equity lines of credit, commercial real estate construction where disbursement is made over the course of construction, commercial revolving lines of credit, and unsecured personal lines of credit. The Company’s outstanding loan commitments are made using the same underwriting standards as comparable outstanding loans. As of December 31, 2017 and 2016, the reserve associated with these commitments is $310,000, and $280,000, respectively.
Commercial Real Estate Concentrations
At December 31, 2017, in management’s judgment, a concentration of loans existed in commercial real estate related loans. The Company’s commercial real estate loans are secured by owner-occupied and non-owner occupied commercial real estate and multi-family properties. Although management believes that loans within these concentrations have no more than the normal risk of collectability, a decline in the perform of the economy in general or a decline in real estate value in the Company’s primary market areas in particular, could have an adverse impact on collectability,
Local Agency Deposits
In the normal course of business, the Company accepts deposits from local agencies. The Company is required to provide collateral for certain local agency deposits in the states of California and Washington. As of December 31, 2017 and 2016, the FHLB issued a letter of credit on behalf of the Company totaling $9.9 million in 2017 and $10.0 million for 2016, respectively, as collateral for local agency deposits.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

15. EMPLOYEE BENEFIT PLANS
401(k) Plan
Effective January 1, 2005, the Company adopted a qualified 401(k) profit sharing plan (401(k) Plan) that covers substantially all full-time employees. The 401(k) Plan permits voluntary contributions by participants and provides for voluntary matching contributions by the Company. For the years ended December 31, 2017 and 2016 the Company made contributions to the plan of  $403,000 and $259,000, respectively.
Salary Continuation Plan
In 2014, the Company established a salary continuation plan for one of its executive officers. In 2017, the Company extended coverage to two additional executive officers. Under the agreements, the Company provides the executive, or their designated beneficiaries, with annual benefits for fifteen years after retirement or death. The contributions are based on the executive’s performance related to Company’s financial performance. These benefits are substantially equivalent to those available under insurance policies purchased by the Company on the life of the executives.
The expense recognized under the salary continuation agreements defined above totaled $391,000 and $171,000 for the years ended December 31, 2017 and 2016, respectively and are included in salaries and employee benefits expense in the income statement.
In connection with these agreements, the Company holds single premium life insurance policies with cash surrender value totaling $17.1 million and $6.5 million at December 31, 2017 and 2016, respectively. A total of  $6.4 million was acquired through the merger in 2017. The income from these policies totaled $231,000 and $213,000, respectively, for the years ended December 31, 2017 and 2016, and is included in other non-interest income in the income statement.
16. EQUITY INCENTIVE PLANS
2017 Omnibus Equity Incentive Plan
The shareholders approved the Omnibus Equity Incentive Plan (2017 Plan) in November 2017. The 2017 Plan provides for the awarding by the Company’s Board of Directors of equity incentive awards to employees and non-employee directors. An equity incentive award may be an option, stock appreciation rights, restricted stock units, stock award, other stock-based award or performance award granted under the 2017 Plan. Factors considered by the Board in awarding equity incentives to officers and employees include the performance of the Company, the employee’s or officer’s job performance, the importance of his or her position, and his or her contribution to the organization’s goals for the award period. Generally, awards are restricted and have a vesting period of not longer than ten years. Subject to adjustment as provided in the 2017 Plan, the maximum number of shares of Common Stock that may be delivered pursuant to awards granted under the Plan is 450,000. The 2017 Plan provides for an annual restricted stock grant limits to officers, employees and directors. The annual stock grant limit per person for officers and employees is the lessor of 50,000 shares or a value of  $2.0 million, and per person for directors the maximum is 25,000 shares. All unvested restricted shares outstanding vest in the event of a change in control of the Company. No shares were granted under the 2017 Plan.
2014 Omnibus Equity Incentive Plan
In 2014, the shareholders approved the Omnibus Equity Incentive Plan (2014 Plan). A total of 148,962 equity incentive awards have been granted under the 2014 Plan. The awards are restricted and have a vesting period of one to five years. No future equity awards will be made from the 2014 Plan.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

As of December 31, 2017 and 2016, pursuant to the 2014 Plan, 148,962 and 120,462 shares, respectively, of restricted common stock were granted to officers and directors. The shares have vesting periods between one and five years. A total of 29,624 and 27,066 shares have vested during 2017 and 2016 respectively.
The following table provides the restricted stock grant activity for 2017 and 2016:
	2017		2016
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at beginning of the year	68,605	$11.51	84,877	$11.09
Granted	28,500	15.94	12,794	13.25
Vested	(29,624)	11.23	(27,066)	11.04
Forfeited/expired	—	—	(2,000)	10.96
Unvested shares at end of the year	67,481	$13.51	68,605	$11.51

As of December 31, 2017, unvested shares totaling 67,481 vest over a weighted average period of one and a half years. For the year ended December 31, 2017 and 2016, the total fair value of vested stock was $576,000 and $333,000, respectively.
As of December 31, 2017 and 2016, compensation related expenses totaling $423,000 and $334,000, respectively, were recorded and unrecognized compensation expenses related to non-vested stock was $912,000 and $512,000, respectively. The total tax benefit related to restricted stock grants was $174,000 and $138,000 during 2017 and 2016, respectively.
2004 Stock Option Plan
The 2004 Stock Option Plan expired in 2014. There are no options outstanding as of December 31, 2017 and 2016. In 2016, options to acquire 38,331 shares of common stock, with an intrinsic value of $177,000, were exercised. The following table provides the stock option activity for 2017 and 2016:
	2017		2016
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at beginning of the year	—	$—	52,988	$9.77
Granted	—	—	—	—
Exercised	—	—	(38,331)	9.68
Expired	—	—	(14,657)	10.00
Balance at end of the year	—	$—	$—	—

As of December 31, 2017 and 2016, there are no unrecognized compensation costs related to stock options. No tax benefits related to non-qualified stock options were recorded during 2017 and 2016.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

17. REGULATORY MATTERS
Dividends
The Company’s ability to pay cash dividends is dependent on dividends paid to it by the Bank, and is also limited by state corporation law. The California General Corporation Law allows a California corporation to pay dividends if the Company’s retained earnings equal at least the amount of the proposed dividend. If the Company does not have sufficient retained earnings available for the proposed dividend, it may still pay a dividend to its shareholders if immediately after giving effect to the dividend the sum of its liabilities (exclusive of goodwill and deferred charges) would be at least 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the company would at least be equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.
Dividends from the Bank to the Company are restricted under California law to the lesser of the Bank’s retained earnings or the Bank’s net income for the latest three fiscal years, less dividends previously declared during that period or, with the approval of the California Department of Business Oversight, to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year, or the net income of the Bank for its current fiscal year. In 2017, the Bank paid a dividend to the Company totaling $19.0 million. At December 31, 2017, $4.8 million is free from such restrictions.
Regulatory Capital
The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about capital components, risk weightings and other factors. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being fully phased in by January 1, 2019. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing by 0.625% each subsequent January 1, until it reaches 2.5% on January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in the computation of the regulatory capital.
Failure to meet minimum capital requirements can initiate regulatory action. As of December 31, 2017 and 2016, management believes that the Company and the Bank meets all the capital adequacy requirements. At December 31, 2017 and 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The following is a summary of actual capital amounts and ratios as of December 31, 2017 and 2016, for the Company and the Bank compared to the requirements for minimum capital adequacy and classification as well capitalized. Actual and required capital amounts and ratios are presented below at year end:
	2017		2016
	Dollars	Ratio	Dollars	Ratio
Leverage Ratio
BayCom Corp	$107,153	8.73%	NA	NA
Minimum requirement for “Well-Capitalized”	61,396	5.00%	NA	NA
Minimum regulatory requirement	49,117	4.00%	NA	NA
United Business Bank	$111,143	8.92%	$72,937	10.59%
Minimum requirement for “Well-Capitalized”	62,279	5.00%	34,327	5.00%
Minimum regulatory requirement	49,823	4.00%	27,461	4.00%
Common Equity Tier 1 Ratio
BayCom Corp	$100,761	11.43%	NA	NA
Minimum requirement for “Well-Capitalized”	57,285	6.50%	NA	NA
Minimum regulatory requirement	39,659	4.50%	NA	NA
United Business Bank	$111,143	12.43%	$72,937	13.43%
Minimum requirement for “Well-Capitalized”	58,109	6.50%	35,298	6.50%
Minimum regulatory requirement	40,229	4.50%	24,437	4.50%
Tier 1 Risk-Based Capital Ratio
BayCom Corp	$107,153	12.16%	NA	NA
Minimum requirement for “Well-Capitalized”	70,504	8.00%	NA	NA
Minimum regulatory requirement	52,878	6.00%	NA	NA
United Business Bank	$111,143	12.43%	$72,937	13.43%
Minimum requirement for “Well-Capitalized”	71,519	8.00%	43,444	8.00%
Minimum regulatory requirement	53,639	6.00%	32,583	6.00%
Total Risk-Based Capital Ratio
BayCom Corp	$111,678	12.67%	NA	NA
Minimum requirement for “Well-Capitalized”	88,133	10.00%	NA	NA
Minimum regulatory requirement	70,504	8.00%	NA	NA
United Business Bank	$115,668	12.94%	$76,992	14.18%
Minimum requirement for “Well-Capitalized”	89,399	10.00%	54,305	10.00%
Minimum regulatory requirement	71,519	8.00%	43,444	8.00%

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

18. RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company may enter into transactions with related parties, including Directors, shareholders, officers and their associates. These transactions are on substantially the same terms, including rates and collateral, as loans to unrelated parties and do not involve more than normal risk of collection.
The following is a summary of the aggregate loan activity involving related party borrowers for the years ending December 31, 2017 and 2016:
	2017	2016
Balance, beginning	$9,862	$9,378
Disbursements	1,488	1,069
Amounts repaid	(6,791)	(585)
Balance, ending	$4,559	$9,862
Undisbursed commitments to related parties	$7,187	$500
Letters of credit issued for related parties	$—	$—

At December 31, 2017 and 2016, the Company’s deposits included deposits from related parties which totaled approximately $19.8 million and $16.8 million, respectively.
19. OTHER EXPENSES
For the years ended December 31, 2017 and 2016, respectively, other expenses consist of the following:
	2017	2016
Professional fees	$1,217	$700
Core deposit premium amortization	850	398
Marketing and promotions	601	269
Stationery and supplies	585	289
Insurance including FDIC Premiums	508	349
Communication and postage	368	219
Loan default related expenses	234	(61)
Director fees	219	181
Bank service charges	113	81
Courier expense	112	82
Write-down on OREO	—	179
Other	337	133
Total other expenses	$5,144	$2,819

The Company expenses marketing and promotions costs as they are incurred. Advertising expense, included in marketing and promotions, total $113,000 and $59,000 for the years ended December 31, 2017 and 2016, respectively.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

20. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables have information about the Company’s assets and liabilities measured at fair value as of December 31, 2017 and 2016, and the fair value techniques used to determine such fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (Level 1, Level 2, and Level 3).
Level 1 — Inputs are unadjusted quoted prices in active markets (as defined) for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Inputs are inputs other than quoted prices include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 — Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
In certain cases, the inputs used to measure fair value may fall into different levels of the hierarchy. In such cases, the lowest level of inputs that is significant to the measurement is used for to determine the hierarch for the entire asset or liability. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with our quarterly valuation process. There were no transfers between levels during 2017 or 2016.
The following assets are measured at fair value on a recurring basis:
	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Description of Financial Instruments:
Municipal Securities	$16,047	$—	$16,047	$—
Mortgage-back securities	9,740	—	9,740	—
Collateralized mortgage obligations	1,750	—	1,750	—
U.S. Government Agencies	6,971	—	6,971	—
SBA securities	5,997	—	5,997	—
Total at fair value	$40,505	$—	$40,505	$—

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3
Description of Financial Instruments:
Municipal Securities	$4,081	$—	$4,081	$—
Mortgage-back securities	1,684	—	1,684	—
Collateralized mortgage obligations	1,770	—	1,770	—
U.S. Government Agencies	5,377	—	5,377	—
U.S. Treasury	1,006	—	1,006	—
Total at fair value	$13,918	$—	$13,918	$—

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The following table presents the recorded amount of assets measured at fair value on a non-recurring basis as of December 31, 2017 and 2016:
2017	Total	Level 1	Level 2	Level 3
OREO	$—	$—	$—	$—
Valuation allowance	—	—	—	—
Total assets measured at fair value	$—	$—	$—	$—

2016	Total	Level 1	Level 2	Level 3
OREO	$954	$—	$—	$954
Valuation allowance	(179)	—	—	(179)
Total assets measured at fair value	$775	$—	$—	$775

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan may be considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. When the fair value of the collateral is based on an observable market price or a current appraised value which uses substantially observable data, the Company records the impaired loan as non-recurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value or the appraised value contains a significant assumption, and there is no observable market price, the Company records the impaired loan as non-recurring Level 3.
The Company records OREO at fair value on a non-recurring basis based on the collateral value of the property. When the fair value of the collateral is based on an observable market price or a current appraised value which uses substantially observable data, the Company records the OREO as non-recurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value or the appraised value contains a significant assumption, and there is no observable market price, the Company records the impaired loan as non-recurring Level 3. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Management also incorporates assumptions regarding market trends or other relevant factors and selling and commission costs ranging from 5% to 7%. Such adjustments and assumptions are typically significant and result in a Level 3 classification of the inputs for determining fair value.
The following methods and assumptions were used to estimate the fair value disclosure for financial instruments:
Cash and cash equivalents — Cash and cash equivalents include cash and due from banks, interest bearing deposits in banks, and Fed funds sold, and are valued at their carrying amounts because of the short-term nature of these instruments.
Interest bearing deposits in Banks — Interest bearing deposits in banks are valued based on quoted interest rates for comparable instruments with similar remaining maturities.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

Investment Securities — The fair value of available of sale securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.
Other equity securities — The carrying value of the FHLB and FRB stock approximates the fair value because the stock is redeemable at par.
Loans — Loans with variable interest rates are valued at the current carrying value, because these loans are regularly adjusted to market rates. The fair value of fixed rate with remaining maturities in excess of one year is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The allowance for loan losses is considered to be a reasonable estimate of the loan discount related to credit risk.
Accrued interest receivable and payable — The accrued interest receivable and payable balance approximates its fair value.
Deposits — The fair value of non-interest bearing deposits, interest bearing transaction accounts and savings accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using current rates offered for deposits of similar remaining maturities.
Other borrowings — The fair value is estimated by discounting the future cash flows using current rates offered for similar borrowings. The discount rate is equal to the market rate of currently offered similar products. This is an adjustable rate borrowing and adjusts to market on a quarterly basis.
Junior Subordinated Deferrable Interest Debentures — The fair value of junior subordinated deferrable interest debentures is determined based on rates and/or discounted cash flow analysis using interest rates offered in inactive markets for instruments of a similar maturity and structure resulting in a Level 3 classification. The debenture carried at the current carrying value, because the debentures regularly adjusted to market rates.
Undisbursed loan commitments and standby letters of credit — The fair value of the off-balance sheet items are based on discounted cash flows of expected fundings.
Loans held for sale — Since the loans designated by the Company as available- for- sale are typically sold shortly after making the decision to sell them, realized gains and losses are usually recognized within the same period and fluctuations in fair value are thus not relevant for reporting purposes. If the available-for-sale loans stay on our books for an extended period of time, the fair value of those loans is determined using quoted secondary-market prices.

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

The carrying amounts and fair values of the Company’s financial instruments at December 31, 2017 and 2016 are presented below.
2017	Carrying Amount	Fair Value	Fair value measurements
			Level 1	Level 2	Level 3
Financial Assets:
Cash and cash equivalents	$249,853	$249,853	$249,853	$—	$—
Interest bearing deposits in banks	1,743	1,743	1,743	—	—
Investment securities	40,505	40,505	—	40,505	—
Other equity securities	7,759	7,759	—	7,759	—
Loans, net	886,864	883,361	—	—	883,361
Loans held for sale	3,245	3,245	—	3,245
Accrued interest receivable	3,002	3,002	—	3,002	—
Financial Liabilities:
Deposits	1,104,305	1,104,665	875,506	229,159	—
Subordinated Debenture	5,387	5,387	—	—	5,387
Other borrowings	6,000	6,000	—	—	6,000
Accrued interest payable	141	141	—	141	—
Off-balance sheet liabilities:
Undisbursed loan commitments	310	310	—	—	310

2016	Carrying Amount	Fair Value	Fair value measurements
			Level 1	Level 2	Level 3
Financial Assets:
Cash and cash equivalents	$128,684	$128,684	$128,684	$—	$—
Interest bearing deposits in banks	1,529	1,529	1,529	—	—
Investment securities	13,918	13,918	—	13,918	—
Other equity securities	3,922	3,922	—	3,922	—
Loans, net	504,264	504,264	—	—	504,264
Accrued interest receivable	1,481	1,481	—	1,481	—
Financial Liabilities:
Deposits	590,758	591,067	429,902	161,166	—
Accrued interest payable	87	87	—	87	—
Off-balance sheet liabilities:
Undisbursed loan commitments	280	280	—	—	280

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

21. PARENT COMPANY ONLY
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016
	2017	2016
ASSETS
Cash and due from banks	$676	$—
Investment in bank subsidiary	129,246	—
Premises and equipment, net	4	—
Other assets	198	—
Total Assets	$130,124	$—
LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debentures, net	$5,387	$—
Other borrowings	6,000	—
Interest payable and other liabilities	102	—
Total liabilities	11,489	—
Shareholders’ equity:
Preferred stock – no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock – no par value; 100,000,000 shares authorized in 2017 and 2016; 7,496,995 and 5,472,426 shares issued and outstanding in 2017 and 2016, respectively	81,307	—
Additional paid in capital	287	—
Accumulated other comprehensive income, net of tax	213	—
Retained earnings	36,828	—
Total shareholders’ equity	118,635	—
Total Liabilities and Shareholders’ Equity	$130,124	$—

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

STATEMENTS OF INCOME
For the years ended December 31, 2017 and 2016
	2017	2016
Income:
Dividends from bank subsidiary	$5,620	$—
Dividends from statutory trust	3	—
Total income	5,623	—
Expense:
Interest expense	404	—
Non-interest expense	106	—
Total expense	510	—
Income before provision for income taxes	5,113
Provision for income taxes (benefit)	(147)	—
Net income	$5,260	$—

BAYCOM CORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands, except for per share data)
 (Continued)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016
	2017	2016
Cash flows from operating activities:
Net income	$5,260	$—
Adjustments to reconcile net income to net cash provided by operating activities:
Income from subsidiary	(5,620)	—
Dividend from subsidiary	19,035
Income tax benefit	(147)	—
Depreciation of furniture, fixtures and equipment	2	—
Mark to market amortization	40	—
Increase in other assets	(12)	—
Net cash provided by operating activities	18,558	—
Cash flows from investing activities:
Sale of real estate owned	452	—
Net cash paid for acquisitions	(18,881)	—
Net cash used in investing activities	(18,429)	—
Cash flows from financing activities:
Increase in long-term borrowings	6,000	—
Purchase of shares	(24)	—
Payoff of short-term borrowings	(5,429)	—
Net cash provided by financing activities	547	—
Increase in cash and cash equivalents	676	—
Cash and cash equivalents at the beginning of the year	—	—
Cash and cash equivalents at end of the year	$676	$—

2,851,218 Shares
Common Stock

Prospectus dated May 3, 2018

FIG Partners, LLC	D.A. Davidson & Co.
Until May 28, 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.